




BCSB
BCSB BANCORP, INC.

BCSB BANCORP, INC.

2012 ANNUAL REPORT


BCSB
BCSB BANCORP, INC.

BCSB BANCORP, INC.

Mailing Address: P.O. Box 397, Perry Hall, MD 21128
Office Location: 4111 E. Joppa Road, Baltimore, MD 21236
410-256-5000
www.baltcosavings.com
E-Mail: info@bcsb.net

Dear Shareholder:

Our fiscal year 2012 ended much the same as the previous four fiscal years, with a less than robust economy, high unemployment, interest rates as low as they can go and a challenged community banking industry. But, for the first time in a long time, it feels different!

Although rates remain low and our margin continues to be squeezed, we are now seeing some life in the financial markets and specifically in housing. It remains a great time to buy a home and borrowers are starting to take advantage of low rates for something other than refinancing.

This bodes well for asset quality which remains difficult but has begun to improve. Troubled borrowers are beginning to make headway in their respective businesses and property values stabilize and/or increase.

Probably the best news is that we have enjoyed improving financial results despite a tight interest rate spread and continued provisions for the loan loss reserve. Fiscal year 2012 was our 3rd consecutive profitable year and our earnings were the highest since our Company went public in 1998.

Despite these good omens much remains to be cautious about.

We still have a long way to go before our earnings are at levels we find acceptable. The demands in this area include increasing loan production as well as fee income opportunities while controlling operating expenses and asset quality issues.

Management of our capital and liquidity also continues to be major considerations. Dealing with regulatory levels proposed under the Basel III guidelines while meeting the expectations of our shareholders will be a priority.

Nevertheless, it certainly appears that we (both as a bank and an industry) are moving in the right direction.

In conclusion, the directors, officers and staff of BCSB Bancorp, Inc. and Baltimore County Savings Bank thank all of our stockholders and customers for their confidence and support. We look forward to a prosperous future.

Very truly yours,

Joseph J. Bouffard
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended September 30, 2012** **OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ______

Commission file number: 0-53163

BCSB BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	26-1424764
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
4111 E. Joppa Road, Suite 300, Baltimore, Maryland	21236
(Address of Principal Executive Offices)	(Zip Code)

Issuer's telephone number, including area code: (410) 256-5000

Securities registered pursuant to Section 12(b) of the Act: Common stock, par value $0.01 per share (Title of each class) — Nasdaq Global Market (Name each of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	________	Accelerated filer	_____
Non-accelerated filer (Do not check if a smaller reporting company)	________	Smaller reporting company	X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

The aggregate market value as of March 31, 2012 of voting and nonvoting common equity held by nonaffiliates was approximately $34.8 million. This information is based on the ownership information and closing sale price ($13.30 per share as listed on the Nasdaq Global Market).

Number of shares of Common Stock outstanding as of December 28, 2012: 3,184,403

DOCUMENTS INCORPORATED BY REFERENCE

The following lists the documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

1.Portions of Proxy Statement for the registrant's 2013 annual meeting of shareholders. (Part III)

INDEX

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors and the matters described herein under "Item 1A. Risk Factors" that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Business

General

BCSB Bancorp, Inc. BCSB Bancorp ("BCSB Bancorp" or the "Company"), a Maryland corporation, is the holding company for Baltimore County Savings Bank, a Maryland chartered commercial bank (the "Bank"). The Company's primary asset is its investment in the Bank. The Company is engaged in the business of directing, planning, and coordinating the business activities of the Bank. Accordingly, the information set forth in this Annual Report on Form 10-K, including financial statements and related data, relates primarily to the Bank. In the future, the Company may become an operating company or acquire or organize other operating subsidiaries, including other financial institutions. Currently, the Company does not maintain offices separate from those of the Bank or employ any persons other than officers of the Bank who are not separately compensated for such service. At September 30, 2012, the Company had total assets of $645.1 million, total deposits of $566.4 million and stockholders' equity of $55.1 million.

The Company's and the Bank's executive offices are located at 4111 E. Joppa Road, Suite 300, Baltimore, Maryland 21236, and its main telephone number is (410) 256-5000.

Baltimore County Savings Bank. The Bank is a community-oriented Maryland chartered commercial bank dedicated to serving the financial service needs of consumers and businesses within its market area, which consists of the Baltimore metropolitan area. The Bank is subject to extensive regulation, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the State of Maryland Office of the Commissioner of Financial Regulation its primary regulators, and the Federal Deposit Insurance Corporation ("FDIC"), its deposit insurer. The Bank attracts deposits from the general public and invests these funds in loans secured by first mortgages on owner-occupied, single-family residences in its market area and other real estate loans consisting of commercial real estate loans, construction loans and single-family rental property loans. The Bank also originates consumer loans and commercial loans. The Bank derives its income primarily from interest earned on these loans, and to a lesser extent, interest earned on investment securities and mortgage-backed securities. The Bank operates out of its main office in Baltimore County, Maryland and 17 branch offices in Baltimore County, Harford County, Howard County and Baltimore City in Maryland.

Available Information

The Company and Bank maintain an Internet website at http://www.baltcosavings.com. The Company makes available on its website Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports filed with the Securities and Exchange Commission ("SEC") as well as other information related to the Company, free of charge. SEC reports are available on this site as soon as reasonably practicable after electronically filed. The internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Market Area

The Bank's market area consists of the Baltimore metropolitan area. At September 30, 2012, management estimates that more than 95% of deposits and lending came from its market area.

The economy of the Bank's market area is a diverse cross section of employment sectors, with a mix of services, manufacturing, wholesale/retail trade, federal and local government, health care facilities and finance related employment. This partially mitigates the risk associated with a decline in any particular economic sector. The diversification as noted helped to mitigate the impact of the economic recession experienced during fiscal 2009, as Maryland's unemployment remained well below the national unemployment rate. With our market area located adjacent to major transportation corridors and Washington, DC, the Baltimore metropolitan area provides a diversified broad economic base. According to the Baltimore County Department of Economic Development, the overwhelming majority of Baltimore County's employees work in the private sector. Government also provides a significant portion of Baltimore County's jobs, with self-employed providing the remaining employment. Select employers include the U.S. Social Security Administration, T. Rowe Price, Stanley Black and Decker and McCormick & Company.

Harford County continues to experience strong economic growth while maintaining a strong government presence. Aberdeen Proving Grounds ("APG") is a major employer both in the military and civilian capacity. Harford County and the entire Baltimore metropolitan area have recently benefited from the Base Realignment or Closure Commission's ("BRAC") decision to shift several thousand U.S. Department of Defense jobs to APG.

Lending Activities

General. The Bank's gross loan portfolio excluding loans held for sale totaled $346.8 million at September 30, 2012, representing 53.7% of total assets at that date. At September 30, 2012, $76.8 million, or 22.2% of the Bank's gross loan portfolio, consisted of single-family, residential mortgage loans. Other loans secured by real estate include construction loans, single-family rental property and commercial real estate loans, which amounted to $21.4 million, $62.1 million and $141.4 million, respectively, or 6.2%, 17.9% and 40.7%, respectively, of the Bank's gross loan portfolio at September 30, 2012. The Bank also originates consumer loans, consisting primarily of home equity lines of credit, which totaled $32.8 million or 9.5%, of the Bank's gross loan portfolio. Other lending activities include commercial lines of credit, which totaled $10.0 million, or 2.9% of the Bank's gross loan portfolio.

Loan Portfolio Composition. The following table sets forth selected data relating to the composition of the Bank's loan portfolio (including Loans available for sale) by type of loan at the dates indicated. At September 30, 2012, the Bank had no concentrations of loans exceeding 10% of gross loans other than as disclosed below.

	At September 30,									
	2012		2011		2010		2009		2008	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
					(Dollars in thousands)					
Real Estate Loans:										
Single-family residential (1)	$ 77,629	22.33%	$ 92,924	24.77%	$ 118,120	29.69%	$ 140,991	34.48%	$ 165,341	40.47%
Single-family rental property loans	62,111	17.87	64,715	17.25	70,662	17.77	51,698	12.64	41,819	10.24
Commercial	141,364	40.67	142,630	38.03	136,573	34.34	136,106	33.29	127,596	31.23
Construction (2)	21,396	6.16	29,377	7.83	23,800	5.98	28,869	7.06	24,967	6.11
Commercial lines of credit	9,952	2.86	7,919	2.11	7,986	2.01	8,832	2.16	8,328	2.04
Commercial leases	20	.01	312	.08	1,225	.31	2,855	.70	4,612	1.13
Commercial loans secured	71	.02	501	.13	880	.22	296	.07	--	--
Commercial loans unsecured	60	.02	69	.02	78	.02	322	.08	329	.08
Consumer Loans:										
Automobile	437	.12	1,009	.27	2,544	.64	7,322	1.79	15,490	3.79
Home equity lines of credit	32,840	9.45	33,649	8.97	33,840	8.51	29,167	7.13	17,914	4.39
Other	1,714	.49	2,007	.54	2,015	.51	2,443	.60	2,124	.52
	347,594	100.00%	375,112	100.00%	397,723	100.00%	408,901	100.00%	408,520	100.00%
Add:										
Purchase accounting premium (net)	--		--		--		62		158	
Less:										
Undisbursed portion of loans in process	6,467		5,304		2,042		3,664		4,595	
Deferred loan origination fees and costs	38		193		97		234		408	
Unearned interest	3		4		17		127		534	
Allowance for loan losses	5,470		4,768		6,634		3,927		2,672	
Total	$ 335,616		$ 364,843		$ 388,933		$ 401,011		$ 400,469	

(1) Includes fixed-rate second mortgage loans and loans available for sale.
(2) Includes acquisition and development loans.

Loan Maturity Schedules. The following table sets forth certain information at September 30, 2012 regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity, including scheduled repayments of principal. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The table does not include any estimate of prepayments which significantly shorten the average life of mortgage loans and may cause the Bank's repayment experience to differ from that shown below.

	Due in 1 Year or Less	Due 1 Through 5 Years	Due After 5 Years	Total
		(In thousands)		
Real Estate Loans				
Single-family residential	$ 102	$ 4,154	$ 73,373	$ 77,629
Single-family rental property	2,454	13,247	46,410	62,111
Commercial	5,721	46,796	88,847	141,364
Construction	10,438	3,221	7,737	21,396
Commercial lines of credit	5,740	597	3,615	9,952
Commercial leases	20	--	--	20
Commercial loans secured	71	--	--	71
Commercial loans unsecured	--	--	60	60
Consumer:				
Automobile	90	347	--	437
Home equity lines of credit	--	15	32,825	32,840
Other	281	526	907	1,714
Total	$ 24,917	$ 68,903	$ 253,774	$ 347,594

The following table sets forth at September 30, 2012, the dollar amount of all loans due beyond one year after September 30, 2012 which have predetermined interest rates and have floating or adjustable interest rates.

	Predetermined Rate	Floating or Adjustable Rates
	(In thousands)	
Real Estate loans:		
Single-family residential	$ 75,923	$ 1,604
Single-family rental property	34,335	25,322
Commercial	80,371	55,272
Construction	812	10,146
Commercial lines of credit	4,212	--
Commercial leases	--	--
Commercial loans secured	--	--
Commercial loans unsecured	60	--
Consumer:		
Automobiles	347	--
Home equity lines of credit	--	32,840
Other	1,348	85
Total	$ 197,408	$ 125,269

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

Originations, Purchases and Sales of Loans. The Bank generally has authority to originate and purchase loans secured by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Bank concentrates its lending activities in its market area.

The following table sets forth certain information with respect to the Bank's loan origination, purchase and sale activity for the periods indicated.

	Year Ended September 30,		
	2012	2011	2010
		(In thousands)	
Loans originated:			
Real Estate Loans:			
Single-family residential	$ 9,071	$ 8,392	$ 7,244
Single-family rental property	2,337	2,682	18,773
Commercial	11,136	22,776	15,092
Construction	10,865	11,084	509
Commercial lines of credit	645	811	4,863
Commercial loans secured		236	1,015
Commercial leases		--	--
Consumer:			
Automobile	103	100	309
Home equity lines of credit	5,952	6,583	10,926
Other	842	959	575
Total loans originated	$ 40,951	$ 53,623	$ 59,306
Loans purchased:			
Real estate loans	$ --	3,700	$ --
Total loans purchased	$ --	$ 3,700	$ --
Loans sold:			
Whole loans	$ 10,399	$ 14,339	$ 5,720
Participation loans	4,950	3,400	86
Total loans sold	$ 15,349	$ 16,630	$ 5,806

The Bank's loan originations are derived from a number of sources, including business referrals, depositors, borrowers, our website, and advertising, as well as walk-in customers. The Bank's solicitation programs consist of advertisements in local media, in addition to occasional participation in various community organizations and events. Real estate loans are originated by the Bank's loan personnel. Automobile loans are originated by the Bank's loan personnel and loan applications are accepted at the Bank's offices.

Loan Underwriting Policies. The Bank's lending activities are subject to the Bank's written, non-discriminatory underwriting standards and to loan origination procedures prescribed by the Bank's Board of Directors and its management. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. Loans are approved based on a loan authority matrix, which is governed by the type of loan and the loan amount. Levels of approval are the loan officer, officers' loan committee, which includes the President, Chief Financial Officer, Executive Vice President in charge of lending, Executive Vice President of Operations, the Treasurer, a directors loan committee, and the full Board. Individual officers of the Bank have been granted authority by the Board of Directors to approve loans up to varying specified dollar amounts, depending upon the type of loan. Applications for single-family owner occupied real estate loans generally are underwritten and closed in accordance with the standards of the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to verify specific information relating to the loan applicant's employment, income and credit standing. If a proposed loan is to be secured by a deed of trust or a mortgage on real estate, an appraisal of the real estate is generally undertaken by an appraiser approved by the Bank and licensed by the State of Maryland. In the case of single-family residential mortgage loans, except when the Bank becomes aware of a particular risk of environmental contamination, the Bank generally does not obtain a formal environmental report on the real estate at the time a loan is made. A formal environmental report may be required in connection with a commercial real estate loan.

It is the Bank's policy to record a lien on the real estate securing a loan and to obtain title insurance. which ensures that the property is free of prior encumbrances and other possible title defects. Borrowers must also obtain hazard insurance policies prior to closing. When the property is in a flood plain as designated by Federal Emergency Management Agency, the Bank requires adequate flood insurance prior to settlement of the loan.

With respect to single-family residential mortgage loans, the Bank makes a loan commitment of between 30 and 60 days for each loan approved. If the borrower desires a longer commitment, the commitment may be extended for good cause and upon written approval.

The Bank is permitted to lend up to 95% of the lesser of the appraised value or the purchase price of the real property securing a mortgage loan. However, if the amount of a residential loan originated or refinanced exceeds 80% of the appraised value, the Bank's policy is to obtain private mortgage insurance at the borrower's expense on the principal amount of the loan. The Bank will make a single-family residential mortgage loan with up to a 95% loan-to-value ratio if the required private mortgage insurance is obtained. The Bank generally limits the loan-to-value ratio on commercial real estate mortgage loans to 80%. The Bank generally limits the loan-to-value ratio on single-family rental property loans to 65%. Home equity loans are made in amounts which, when added to any senior indebtedness, do not exceed 80% of the value of the property, although the majority of home equity loans have a loan to value ratio of 80% or less.

Under Maryland law, the maximum amount that the Bank is permitted to lend to any one borrower and his or her related interests may generally not exceed 10% of the Bank's unimpaired capital and surplus, which is defined to include the Bank's capital, surplus, retained earnings and 50% of its reserve for possible loan losses. By interpretive ruling of the Commissioner of Financial Regulation, Maryland banks have the option of lending up to the amount that would be permissible for a national bank, which is generally 15% of unimpaired capital and surplus (defined to include a bank's total capital for regulatory capital purposes plus any loan loss allowances not included in regulatory capital). Under this authority, the Bank would have been permitted to lend up to $10.1 million to any one borrower at September 30, 2012. At September 30, 2012, the Bank had no lending relationships in excess of the loans-to-one-borrower limit. At September 30, 2012, the Bank's largest loan customer was a $6.7 million relationship secured by a retail shopping center. At September 30, 2012, this customer's loans were current and performing in accordance with their terms.

Interest rates charged by the Bank on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

Single-Family Residential Real Estate Lending. The Bank historically has been and continues to be an originator of single-family, residential real estate loans in its market area. At September 30, 2012, single-family, residential mortgage loans, excluding single-family rental property loans and home equity loans, totaled $77.6 million, or 22.3% of the Bank's gross loan portfolio. The Bank has never participated in the origination of Sub-prime loans and, accordingly, has no direct exposure to this type of lending within its loan portfolio.

The Bank originates fixed-rate mortgage loans at competitive interest rates. At September 30, 2012, the Bank had $76.0 million of fixed-rate single-family owner occupied mortgage loans, which amounted to 97.9% of the Bank's single-family owner occupied mortgage loans. Due to the current economic conditions and the low interest rate environment the Bank has employed a strategy to sell the majority of newly originated fixed-rate single-family residential mortgage loans into the secondary market.

As of September 30, 2012, $1.6 million, or 2.0% of the Bank's single-family mortgage loans carried adjustable rates. After the initial term, the rate adjustments on the Bank's adjustable-rate loans are indexed to a rate which adjusts annually based upon changes in an index based on the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board. The interest rates on most of the Bank's adjustable-rate mortgage loans are adjusted once a year, and the Bank offers loans that have an initial adjustment period of one, three or five years. The maximum adjustment is 2% per adjustment period with a maximum aggregate adjustment of 6% over the life of the loan. The Bank offers adjustable-rate mortgage loans that provide for initial rates of interest below the rates that would prevail when the index used for repricing is applied, *i.e.*, "teaser" rates. All of the Bank's adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, known as "negative amortization."

The retention of adjustable-rate loans in the Bank's portfolio helps reduce the Bank's exposure to increases in prevailing market interest rates. However, there may be unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable-rate loans allow the Bank to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Bank's adjustable-rate loans will fully adjust to compensate for increases in the Bank's cost of funds. Finally, adjustable-rate loans increase the Bank's exposure to decreases in prevailing market interest rates, although decreases in the Bank's cost of funds tend to offset this effect.

Single-Family Rental Property Loans. The Bank also offers single-family residential mortgage loans secured by properties that are not owner-occupied. As of September 30, 2012, single-family rental property loans totaled $62.1 million, or 17.9%, of the Bank's gross loan portfolio. Originations of single-family rental property loans were $2.3 million, $2.7 million, and $18.8 million for the years ended September 30, 2012, 2011 and 2010, respectively. Single-family residential mortgage loans secured by nonowner-occupied properties are made on a five year fixed-rate or on an adjustable-rate basis and carry interest rates generally above the rates charged on comparable loans secured by owner-occupied properties. The maximum term on such loans is five years with amortizations up to 25 years.

Commercial Real Estate Lending. The Bank's commercial real estate loan portfolio includes loans to finance the acquisition of office buildings, churches, commercial office condominiums, shopping centers, hospitality, and commercial and industrial buildings. Such loans generally range in size from $100,000 to $5.0 million, with the largest having an outstanding principal balance of $5.2 million at September 30, 2012. At September 30, 2012, the Bank had $141.4 million of commercial real estate loans, which amounted to 40.7% of the Bank's gross loan portfolio. Commercial real estate loans are originated on a fixed-rate or adjustable-rate basis with terms of up to 25 years.

Commercial real estate lending entails significant additional risks as compared with single-family residential property lending. Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the real estate project, retail establishment or business. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space and, as such, may be subject to a greater extent to adverse conditions in the economy generally. To minimize these risks, the Bank generally limits itself to its market area or to borrowers with which it has prior experience or who are otherwise known to the Bank. It is the Bank's policy generally to obtain annual financial statements of the business of the borrower or the project for which commercial real estate loans are made. In addition, in the case of commercial real estate loans made to a legal entity, the Bank seeks, whenever possible, to obtain personal guarantees and annual financial statements of the principals of the legal entity.

Construction Lending. A substantial portion of the Bank's construction loans are originated for the construction of owner-occupied, single-family dwellings in the Bank's primary market area. Residential construction loans are offered primarily to individuals building their primary or secondary residence, as well as to selected local developers to build single-family dwellings. Generally, loans to owner/occupants for the construction of owner-occupied, single-family residential properties are originated in connection with the permanent loan on the property and have a construction term of up to 12 months. Such loans are offered on fixed rate terms. Interest rates on residential construction loans made to the owner/occupant have interest rates during the construction period equal to the same rate on the permanent loan selected by the customer. Interest rates on residential construction loans to builders are generally set at the prime rate plus a margin of between 0% and 1.5%, typically with interest rate floors. Interest rates on commercial construction loans are generally based on the prime rate plus a negotiated margin of between 0% and 1.5% and adjust monthly, typically with interest rate floors with construction terms generally not exceeding 18 months. Advances are made on a percentage of completion basis. At September 30, 2012, $21.4 million, or 6.2%, of the Bank's gross loan portfolio consisted of commercial construction loans, acquisition and development loans, and construction loans on single family residences.

Prior to making a commitment to fund a loan, the Bank requires both an appraisal of the property by appraisers approved by the Board of Directors and a study of projected construction costs. The Bank also reviews and inspects each project at the commencement of construction and as needed prior to disbursements during the term of the construction loan. The Bank's construction loans totaled $21.4 million, $29.4 million, and $23.8 million at September 30, 2012, 2011 and 2010, respectively, and construction loan originations were $10.9 million, $11.1 million, and $509,000 during the years ended September 30, 2012, 2011 and 2010, respectively.

On occasion, the Bank makes acquisition and development loans to local developers to acquire and develop land for sale to builders who will construct single-family residences. Acquisition and development loans, which are considered by the Bank to be construction loans, are generally made at a rate that adjusts monthly, based on the prime rate plus a negotiated margin, typically with interest rate floors for terms of up to three years. Interest only is paid during the term of the loan, and the principal balance of the loan is paid down as developed lots are sold to builders. At September 30, 2012 acquisition and development loans totaled $13.2 million or 3.8% of the Bank's gross loan portfolio. The Bank originated $517,000 in acquisition and development loans during the fiscal year ended September 30, 2012. Generally, in connection with acquisition and development loans, the Bank issues a letter of credit to secure the developer's obligation to local governments to complete certain work. If the developer fails to complete the required work, the Bank would be required to fund the cost of completing the work up to the amount of the letter of credit. Letters of credit generate fee income for the Bank but create additional risk. At September 30, 2012, the Bank had 18 letters of credit outstanding totaling $390,000.

Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate and the borrower is unable to meet the Bank's requirements of putting up additional funds to cover extra costs or change orders, then the Bank will work with the customer to resolve the financial issue. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers (*i.e.*, borrowers who satisfy all credit requirements and whose loans satisfy all other underwriting standards which would apply to the Bank's permanent mortgage loan financing for the subject property) in the Bank's market area. On loans to builders, the Bank works only with selected builders with whom it has experience and carefully monitors the creditworthiness of the builders.

Commercial Lines of Credit. The Bank provides commercial lines of credit to businesses within the Bank's market area. These loans are secured by business assets, including real property, equipment, automobiles and consumer leases. Generally, all loans are further personally guaranteed by the owners of the business. The commercial lines have adjustable interest rates tied to the prime rate, typically with interest rate floors and are offered at rates from prime plus 0% to prime plus 3.5%. As of September 30, 2012, the Bank had $10.0 million of such loans, which amounted to 2.9% of the Bank's gross loan portfolio.

Consumer Lending. The consumer loans currently in the Bank's loan portfolio consist of automobile loans, home equity lines of credit and loans secured by savings deposits.

Automobile loans totaled $437,000, or .1%, of the Bank's gross loan portfolio at September 30, 2012. Automobile loans are secured by both new and used cars and, depending on the creditworthiness of the borrower, may be made for up to 110% of the "invoice price" or clean "black book" value, whichever is lower, or, with respect to used automobiles, the loan values as published by a wholesale value listing utilized by the automobile industry. Automobile loans are made directly to the borrower-owner. New and used cars are financed for a period generally of up to six years, or less, depending on the age of the car. Collision insurance is required for all automobile loans. The Bank also maintains a blanket collision insurance policy that provides insurance for any borrower who allows their insurance to lapse.

The Bank originates second mortgage loans and home equity lines of credit. As of September 30, 2012, home equity lines of credit totaled $32.8 million, or 9.5% of the Bank's gross loan portfolio. The Bank's home equity lines of credit currently have adjustable interest rates tied to the prime rate and can be offered anywhere from as low as the prime rate less 0.25% up to the prime rate plus 1.0%. The interest rate may not adjust to a rate higher than 24%. The home equity lines of credit require monthly payments until the loan is paid in full, with a loan term not to exceed 30 years. The minimum monthly payment is the outstanding interest. Home equity lines of credit are secured by subordinate liens against residential real property. The Bank requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least sufficient to cover its loan.

The Bank makes savings account loans for up to 90% of the depositor's savings account balance. The interest rate is normally 3.0% above the rate paid on the related savings account, and the account must be pledged as collateral to secure the loan. Interest generally is billed on a quarterly basis. At September 30, 2012, savings account loans accounts totaled $290,000 or .08%, of the Bank's gross loan portfolio.

As part of the Bank's loan strategy, the Bank has diversified its lending portfolio to afford the Bank the opportunity to earn higher yields and to provide a fuller range of banking services. These products have generally been in the consumer area and include boat loans and loans for the purchase of recreational vehicles. Such loans totaled $1.4 million, or .4% of the Bank's gross loan portfolio at September 30, 2012.

Consumer lending usually affords the Bank the opportunity to earn yields higher than those obtainable on single-family residential lending. However, consumer loans entail greater risk than residential mortgage loans, particularly in the case of loans which are unsecured or secured by rapidly depreciable assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by events such as job loss, divorce, illness or personal bankruptcy.

Loan Fees and Servicing. The Bank receives fees in connection with late payments and for miscellaneous services related to its loans. The Bank also charges fees in connection with loan originations typically from 0 to 1.5 points (one point being equal to 1% of the loan amount) on residential and commercial loan originations. The Bank services certain loans sold to FHLMC and FNMA. The Bank also services participation loans originated and sold by the Bank with servicing retained, and earns minimal income from this activity.

Nonperforming Loans and Other Problem Assets. It is management's policy to continually monitor its loan portfolio to anticipate and address potential and actual delinquencies. When a borrower fails to make a payment on a loan, the Bank takes immediate steps to have the delinquency cured and the loan restored to current status. Loans which are past due 15 days incur a late fee of 5% of principal and interest due. As a matter of policy, the Bank will send a late notice to the borrower after the loan has been past due 15 days and again after 30 days. If payment is not promptly received, the borrower is contacted again, and efforts are made to formulate an affirmative plan to cure the delinquency. Generally, after any loan is delinquent 90 days or more, formal legal proceedings are commenced to collect amounts owed. In the case of automobile loans, late notices are sent after loans are ten days delinquent, and the collateral is seized after a loan is delinquent 60 days. Repossessed cars subsequently are sold at auction.

Loans generally are placed on nonaccrual status if the loan becomes past due more than 90 days, except in instances where in management's judgment there is no doubt as to full collectability of principal and interest, or management concludes that payment in full is not likely. Consumer loans are generally charged off, or any expected loss is reserved for, after they become more than 120 days past due. All other loans are charged off, or any expected loss is reserved for when management concludes that they are uncollectible. See Note 4 of Notes to Consolidated Financial Statements.

Real estate acquired by the Bank as a result of foreclosure is classified as real estate acquired through foreclosure until such time as it is sold. When such property is acquired, it is initially recorded at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated costs to sell. Costs relating to holding such real estate are charged against income in the current period, while costs relating to improving such real estate are capitalized until a saleable condition is reached. Any required write-down of the loan to its fair value less estimated selling costs upon foreclosure is charged against the allowance for loan losses. See Note 4 of Notes to Consolidated Financial Statements.

The following table sets forth information with respect to the Bank's nonperforming assets at the dates indicated.

	At September 30,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Loans accounted for on a nonaccrual basis: (1)					
Real Estate:					
Single-family residential	$ 472	$ 1,048	$ 656	$ 1,186	$ 291
Single-family rental property	2,128	6,667	1,664	--	--
Commercial	2,994	5,097	6,002	6,269	369
Construction	7,551	4,534	3,933	--	--
Commercial lines of credit	--	214	--	--	--
Commercial leases	--	50	240	235	173
Commercial loans secured	--	--	267	--	--
Consumer	--	20	23	--	2
Total	$ 13,145	$ 17,630	$ 12,785	$ 7,690	$ 835
Accruing loans which are contractually past due 90 days or more:					
Real Estate:					
Single-family residential	$ --	$ --	$ --	$ --	$ --
Single-family rental property	--	--	--	--	--
Commercial	--	--	--	--	--
Construction	--	--	--	--	--
Commercial lines of credit	--	--	--	--	--
Commercial loans secured	--	--	--	--	--
Consumer	--	--	--	--	--
Total	$ --	$ --	$ --	$ --	$ --
Accruing Troubled Debt Restructurings	$ 6,647	$ 656	$ --	$ --	$ --
Total nonperforming loans	$ 19,792	$ 18,286	$ 12,785	$ 7,690	$ 835
Percentage of gross loans	5.69%	4.69%	3.21%	1.88%	0.20%
Percentage of total assets	3.07%	2.82%	2.06%	1.35%	0.14%
Other nonperforming assets (2)	$ 1,674	$ 2,999	$ --	$ 639	$ 1,244
Loans modified in Troubled Debt Restructurings (3)	$ 9,267	$ 8,665	$ 4,007	$ 3,863	$ --

(1) Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is questionable. Also included in this category at September 30, 2012 are $2.6 million in Troubled Debt Restructurings (TDR's) of which $700,000 are not delinquent. Reporting guidance requires disclosure of these loans as nonaccrual until the loans have performed according to the modified terms for a sustained period.

(2) Other nonperforming assets include the Bank's inventory of other real estate owned.

(3) All loans modified in a troubled debt restructuring are included as nonperforming loans and assets, whether accruing or accounted for on a nonaccrual basis..

During the year ended September 30, 2012, gross interest income of $1.1 million would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the year. Interest on such loans included in income during the year ended September 30, 2012 amounted to $439,000.

At September 30, 2012, the Bank had no loans which were not classified as nonaccrual, 90 days past due or restructured but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may result in disclosure as nonaccrual, 90 days past due or restructured.

At September 30, 2012, nonaccrual loans consisted of commercial loans aggregating $3.0 million, residential loans aggregating $472,000, single-family rental loans aggregating $2.1 million, and construction loans aggregating $7.6 million. The increase in non accrual construction loans as compared with the prior fiscal year is primarily due to one loan relationship consisting of single-family land development. Although loans are current in terms of monthly payments, the projects have struggled to produce sales and borrower cash flow has become a concern. As a result all loans have been placed on nonaccrual status.

As described above loans identified as Troubled Debt Restructurings (TDR's) are also included as nonperforming assets. TDR's are represented by borrowers experiencing some form of financial difficulty resulting in the Bank granting a concession as a part of a loan modification. Reporting guidance requires disclosure of these loans as nonperforming even though they may be current in terms of principal and interest payments. As of September 30, 2012 nonperforming loans included $9.3 million in TDR's, of which $7.2 million are not delinquent.

Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated costs to sell. Fair value is defined as the amount in cash or cash-equivalent value of other consideration that a real estate parcel would yield in a current sale between a willing buyer and a willing seller, as measured by market transactions. If a market does not exist, fair value of the item is estimated based on selling prices of similar items in active markets or, if there are no active markets for similar items, by discounting a forecast of expected cash flows at a rate commensurate with the risk involved. Fair value is generally determined through an appraisal at the time of foreclosure. Subsequent to foreclosure, real estate acquired through foreclosure is periodically evaluated by management and an allowance for loss is established if the estimated fair value of the property, less estimated costs to sell, declines. At September 30, 2012, the Bank had $1.7 million in real estate owned through foreclosure.

Federal regulations require financial institutions to classify their assets on the basis of quality on a regular basis. An asset meeting one of the classification definitions set forth below may be classified and still be a performing loan. An asset is classified as substandard if it is determined to be inadequately protected by the current paying capacity of the obligor or of the collateral pledged, if any. An asset is classified as doubtful if full collection is highly questionable or improbable. An asset is classified as loss if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a special mention designation, described as assets which do not currently expose a financial institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention. Such assets designated as special mention may include nonperforming loans consistent with the above definition. If an asset or portion thereof is classified loss, a financial institution must either establish a specific allowance for loss in the amount of the portion of the asset classified loss, or charge off such amount. Federal examiners may disagree with a financial institution's classifications. If a financial institution does not agree with an examiner's classification of an asset, it may appeal this determination. The Bank regularly reviews its assets to determine whether any assets require classification or re-classification. At September 30, 2012, the Bank had $34.1 million in classified assets consisting of $32.5 million in assets classified as substandard, $0 in assets classified as doubtful and $0 in assets classified as loss. Substandard assets consisted of $24.9 million in loans and $7.6 million in private label CMOs. In addition, the Bank had $6.4 million in loans designated as special mention at September 30, 2012. Special mention assets consisted of $3.9 in single-family residential mortgage loans 60 to 89 days delinquent at September 30, 2012, and commercial loans of $2.5 million that the Bank is monitoring for management and credit weaknesses at September 30, 2012.

Allowance for Loan Losses. In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's and the industry's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality and evolving standards imposed by federal bank examiners. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income. Due to the downturn in the current economic conditions, the Bank added to the allowance for loan losses during the fiscal year ended September 30, 2012 $1.2 million in provisions for losses on loans. Net loans charged off during the fiscal year ended September 30, 2012 were $498,000.

Management will continue to actively monitor the Bank's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowances for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowances for losses and believes such allowances are adequate, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

The Bank's methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific assets as well as losses that have not been identified but are expected to have occurred. Management conducts regular reviews of the Bank's assets and evaluates the need to establish allowances on the basis of this review. Allowances are established by management on a monthly basis and reviewed by the Board of Directors at least on a quarterly basis based on an assessment of risk in the Bank's assets taking into consideration the composition and quality of the portfolio, delinquency trends, current charge-off and loss experience, loan concentrations, the state of the real estate market, regulatory reviews conducted in the regulatory examination process and economic conditions generally. Additional provisions for losses on loans are made in order to bring the allowance to a level deemed adequate. Specific reserves will be provided for individual assets, or portions of assets, when ultimate collection is considered improbable by management based on the current payment status of the assets and the fair value of the collateral. At the date of foreclosure or other repossession, the Bank would transfer the property to real estate acquired in settlement of loans initially at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated selling costs. Any portion of the outstanding loan balance in excess of fair value less estimated selling costs would be charged off against the allowance for loan losses. If, upon ultimate disposition of the property, net sales proceeds exceed the net carrying value of the property, a gain on sale of real estate would be recorded.

The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

	At September 30,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Balance at the beginning of the period	$ 4,768	$ 6,634	$ 3,927	$ 2,672	$ 2,650
Loans charged-off:					
Real estate mortgage:					
Single-family residential	9	1,385	--	--	--
Single family residential rentals	513	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial	--	2,171	235	187	341
Commercial leases	35	76	15	27	--
Construction	--	366	--	--	--
Commercial loans secured	--	--	--	--	--
Commercial loans unsecured	--	--	234	--	--
Consumer	14	48	75	87	262
Total charge-offs	571	4,046	559	301	603
Recoveries:					
Real estate mortgage:					
Single-family residential	1	--	--	--	--
Single family residential rentals	5	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial	16	--	5	31	--
Construction	--	--	--	--	--
Commercial loans secured	--	--	--	--	--
Consumer	51	80	161	175	265
Total recoveries	73	80	166	206	265
Net loans charged-off	(498)	(3,966)	(393)	(95)	(338)
Provision for loan losses	1,200	2,100	3,100	1,350	360
Balance at the end of period	$ 5,470	$ 4,768	$ 6,634	$ 3,927	$ 2,672
Ratio of net charge-offs to average loans outstanding during the period	0.15%	1.05%	0.10%	0.02%	0.08 %

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,									
	2012		2011		2010		2009		2008	
	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans
	(Dollars in thousands)									
Real estate loans:										
Single-family residential	$ 140	22.33%	$ 205	24.77%	$ 105	29.69%	$ 253	34.48%	$ 329	40.47%
Single-family rental property	2,232	17.87	1,595	17.25	74	17.77	137	12.64	106	10.24
Commercial	1,392	40.67	1,430	38.03	5,087	34.34	1,568	33.29	1,292	31.23
Construction	1,492	6.16	1,267	7.83	906	5.98	980	7.06	360	6.11
Commercial lines of credit	85	2.86	12	2.11	13	2.01	88	2.16	75	2.04
Commercial leases	--	.01	26	.08	209	.31	266	.70	92	1.14
Commercial loans secured	--	.02	5	.13	31	.22	28	.07	--	--
Commercial loans unsecured	--	.02	40	.02	40	.02	318	.08	330	.08
Consumer	129	10.06	188	9.78	169	9.66	289	9.52	88	8.69
Total allowance for loan losses	$ 5,470	100.00%	$ 4,768	100.00%	$ 6,634	100.00%	$ 3,927	100.00%	$ 2,672	100.00%

Investment Activities

General. The Bank is permitted under federal law to make certain investments, including investments in securities issued by various federal agencies and state and municipal governments, deposits at the FHLB of Atlanta, certificates of deposit in federally insured institutions, certain bankers' acceptances and federal funds. It may also invest, subject to certain limitations, in commercial paper and certain other types of corporate debt securities and mutual funds. Federal regulations require the Bank to maintain an investment in FHLB stock and a minimum amount of liquid assets which may be invested in cash and specified securities. From time to time, the Federal Reserve Board adjusts the percentage of liquid assets which banks are required to maintain. See *"—Depository Institution Regulation—Liquidity Requirements."*

The Bank makes investments in order to maintain the levels of liquid assets required by regulatory authorities and manage cash flow, diversify its assets, obtain yield and to satisfy certain requirements for favorable tax treatment. The investment activities of the Bank consist primarily of investments in mortgage-backed securities and other investment securities, consisting primarily of securities issued or guaranteed by the U.S. government or agencies thereof. Typical investments include federally sponsored agency mortgage pass-through and federally sponsored agency and mortgage-related securities. The Bank performs analyses on mortgage-related securities prior to purchase and on an ongoing basis to determine the impact on earnings and market value under various interest rate conditions. Under the Bank's current investment policy, all securities purchases and sales are approved by the Bank's President. The Board of Directors oversees securities transactions activity.

Securities designated as "held to maturity" are those assets which the Bank has the ability and intent to hold to maturity. Upon acquisition, securities are classified as to the Bank's intent. The held to maturity investment portfolio would not be used for speculative purposes and would be carried at amortized cost. In the event the Bank sold securities from this portfolio for other than credit quality reasons, all securities within the investment portfolio with matching characteristics may be reclassified as assets available for sale. Securities designated as "available for sale" are those assets which the Bank may not hold to maturity and thus are carried at market value with unrealized gains or losses, net of tax effect, reported as a separate component of Stockholders' Equity. At September 30, 2012, the Bank's securities portfolio consists of available for sale securities only.

Mortgage-Backed and Related Securities. Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators through intermediaries that pool and repackage the participation interest in the form of securities to investors such as the Bank. Such intermediaries may include quasi-governmental agencies such as FHLMC, FNMA and GNMA which guarantee the payment of principal and interest to investors. Mortgage-backed securities generally increase the quality of the Bank's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank.

Mortgage-related securities typically are issued with stated principal amounts and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have similar maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgage loans. Mortgage-backed securities generally are referred to as mortgage participation certificates or pass-through certificates. As a result, the interest rate risk characteristics of the underlying pool of mortgages, *i.e.,* fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

The actual maturity of a mortgage-backed security varies, depending on when the mortgagors prepay or repay the underlying mortgages. Prepayments of the underlying mortgages may shorten the life of the investment, thereby adversely affecting its yield to maturity and the related market value of the mortgage-backed security. The yield is based upon the interest income and the amortization of the premium or accretion of the discount related to the mortgage-backed security. Premiums and discounts on mortgage-backed securities are amortized or accredited over the estimated term of the securities using a level yield method. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, and these assumptions are reviewed periodically to reflect the actual prepayment. The actual prepayments of the underlying mortgages depend on many factors, including the type of mortgage, the coupon rate, the age of the mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates. The difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates is an important determinant in the rate of prepayments. During periods of falling mortgage interest rates, prepayments generally increase, and, conversely, during periods of rising mortgage interest rates, prepayments generally decrease. If the coupon rate of the underlying mortgage significantly exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages. Prepayment experience is more difficult to estimate for adjustable-rate mortgage-backed securities.

Mortgage-related securities, which include collateralized mortgage obligations ("CMOs"), are typically issued by a special purpose entity, which may be organized in a variety of legal forms, such as a trust, a corporation or a partnership. The entity aggregates pools of pass-through securities, which are used to collateralize the mortgage-related securities. Once combined, the cash flows can be divided into "traunches" or "classes" of individual securities, thereby creating more predictable average lives for each security than the underlying pass-through pools. Accordingly, under this security structure, all principal paydowns from the various mortgage pools are allocated to a mortgage-related securities' class or classes structured to have priority until it has been paid off. These securities generally have fixed interest rates, and, as a result, changes in interest rates generally would affect the market value and possibly the prepayment rates of such securities.

Some mortgage-related securities instruments are like traditional debt instruments due to their stated principal amounts and traditionally defined interest rate terms. Purchasers of certain other mortgage-related securities instruments are entitled to the excess, if any, of the issuer's cash flows. These mortgage-related securities instruments may include instruments designated as residual interest and are riskier in that they could result in the loss of a portion of the original investment. Cash flows from residual interests are very sensitive to prepayments and, thus, contain a high degree of interest rate risk. The Bank does not purchase residual interests in mortgage-related securities. The Bank's mortgage-backed securities portfolio consists primarily of seasoned fixed-rate and adjustable rate mortgage-backed securities.

At September 30, 2012, there were no mortgage-backed securities classified as held to maturity. Securities are designated into one of the three categories at the time of purchase. Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt and equity securities are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at the estimated fair value, with unrealized gains and losses included in earnings. Debt securities not classified as held to maturity and debt and equity securities not classified as trading securities are considered available for sale and are reported at estimated fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax effects, in accumulated other comprehensive income.

At September 30, 2012, mortgage-backed securities including CMOs with an amortized cost of $210.7 million were classified as available for sale and had a weighted average yield of 2.4%. At September 30, 2012, the Bank's mortgage-backed securities portfolio had gross unrealized gains and losses of approximately $5.1 million and $2.2 million, respectively. The gross unrealized losses primarily related to $11.3 million in private label CMO obligations, represented by three individual securities. The Bank does not presently intend to sell these private label CMOs and it is not expected that the Bank will be required to sell these securities prior to maturity or recovery.

During the year ended September 30, 2012, we determined that, based on our most recent estimate of cash flows, other-than-temporary-impairment ("OTTI") had occurred with respect to two of our private label CMO's that resulted in a pre-tax charge to earnings of $370,000. The private label CMO's were rated "AAA" by Standard & Poors at origination. These securities had an original principal balance of $19.9 million and a current carrying value of $9.9 million at September 30, 2012. These securities had an estimated fair value of $7.7 million at September 30, 2012.

In April 2009, the FASB issued guidance on *"Other Than Temporary Impairment" and "Fair Value Measurements."* FASB has issued this guidance to address concerns regarding (1) determining whether a market is not active and a transaction is not orderly, (2) recognition and presentation of other-than-temporary impairments and (3) interim disclosures of fair values of financial instruments. This was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this guidance effective for the period ending June 30, 2009. As a result of the adoption of this guidance, impairment recognition for the Company's investment and mortgage-backed securities are now segmented into credit and non-credit related components. Any fair value adjustment due to identified credit-related components will be recorded as an adjustment to current period earnings, while noncredit-related fair value adjustments will be recorded through other comprehensive income. Under the revised guidance, the amount of other-than-temporary impairment that is recognized through earnings is determined by comparing the present value of the expected cash flows to the amortized cost of the security. The discount rate used to determine the credit loss is the expected book yield on the security.

The following table sets forth the carrying value of the Bank's investments at the dates indicated.

	At September 30,		
	2012	**2011**	**2010**
		(In thousands)	
Securities available for sale:			
U.S. government and agency securities	$ --	$ 2,001	$ 17,013
Corporate bonds	4,528	4,818	1,377
Equity investments	100	100	--
Mortgage-backed securities	204,529	139,828	51,644
Private label collateralized mortgage obligations	9,034	11,051	14,331
Total available for sale	$ 218,191	$ 157,798	$ 84,365
Securities held to maturity:			
U.S. government and agency securities	$ --	$ --	$ --
Mortgage-backed securities	--	--	--
Collateralized mortgage obligations	--	--	--
Total held to maturity	$ --	$ --	$ --
Total	$ 218,191	$ 157,798	$ 84,365

The following table sets forth information pertaining to scheduled maturities, amortized cost, fair value and average yields for the Bank's investment portfolio at September 30, 2012.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Fair Value	Average Yield
	(Dollars in thousands)										
Securities available for sale:											
U.S. Agency notes	$ --		$ --		$ --		$ --		$ --	$ --	
Corporate bonds	--		1,380		3,500		--		4,880	4,528	
Equity investments	--		--		--		100		100	100	
Mortgage-backed securities	--		43		377		20,089		20,509	21,800	
Collateralized Mortgage Obligations	--		1,648		5,595		171,705		178,948	182,729	
Private label collateralized mortgage obligations	--		--		--		11,259		11,259	9,034	
Total available for sale	$ --	--%	$ 3,071	1.60%	$ 9,472	3.48%	$ 203,153	2.44%	$ 215,696	218,191	2.47%

Deposit Activity and Other Sources of Funds

General. Deposits are the primary source of the Bank's funds for lending, investment activities and general operational purposes. In addition to deposits, the Bank derives funds from loan principal and interest payments, maturities of investment securities and mortgage-backed securities and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general operational purposes. The Bank has access to borrow from the FHLB of Atlanta, the Federal Reserve Bank and correspondent banks.

Deposits. The Bank attracts deposits principally from within its market area by offering a variety of deposit instruments, including checking accounts, money market accounts, statement and passbook savings accounts, Individual Retirement Accounts, and certificates of deposit which range in maturity from 91 days to five years. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Maturities, terms, service fees and withdrawal penalties for its deposit accounts are established by the Bank on a periodic basis. The Bank reviews its deposit mix and pricing on a weekly basis. In determining the characteristics of its deposit accounts, the Bank considers the rates offered by competing institutions, lending and liquidity requirements, growth goals and federal regulations. Management believes it prices its deposits comparably to rates offered by its competitors.

The Bank attempts to compete for deposits with other institutions in its market area by offering competitively priced deposit instruments that are tailored to the needs of its customers. Additionally, the Bank seeks to meet customers' needs by providing convenient customer service to the community, efficient staff and convenient hours of service. Substantially all of the Bank's depositors are Maryland residents. To provide additional convenience, the Bank participates in several networks at locations throughout the Mid-Atlantic and the South and MoneyPass, a surcharge free Automated Teller Machine network at locations throughout the United States, through which customers can gain access to their accounts at any time. The Bank currently has ATM machines in all of its seventeen offices.

Savings deposits in the Bank at September 30, 2012 were represented by the various types of savings programs described below.

Interest* Rate	Minimum Term	Category	Minimum Amount	Balances (in thousands)	Percentage of Total Savings
		Demand deposits:			
.42 %	None	NOW and Checking accounts	$ --	$ 106,288	18.77%
.47	None	Money Market	250	94,229	16.64
		Total demand deposits		200,517	35.41
		Savings deposits:			
.22	None	Regular	250	$ 81,285	14.35%
.30	None	Money market passbooks	250	13,942	2.46
		Total savings deposits		95,227	16.81
		Certificates of Deposit			
.05	3 months or less	Fixed-term, fixed rate	$ 500	$ 988	.17%
.17	6 months	Fixed-term, fixed rate	500	22,187	3.92
.41	12 months	Fixed-term, fixed rate	500	10,559	1.86
.92	18 months	Fixed-term, fixed rate	500	33,360	5.89
.91	24 months	Fixed-term, fixed rate	500	4,110	.73
1.46	30 months	Fixed-term, fixed rate	500	15,288	2.70
2.25	36 months	Fixed-term, fixed rate	500	30,332	5.36
2.74	48 months	Fixed-term, fixed rate	500	52,653	9.29
2.85	60 months	Fixed-term, fixed rate	500	13,842	2.45
1.88	$100,000 and over	Fixed-term, fixed rate	N/A	87,230	15.40
		Total Certificates of deposit		270,549	47.77
		Accrued interest payable		63	.01
		Total deposits		$ 566,356	100.00 %

* Represents weighted average interest rate

The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by the Bank between the dates indicated.

	Balance at September 30, 2012	% of Deposits	Increase (Decrease)	Balance at September 30, 2011	% of Deposits	Increase (Decrease)	Balance at September 30, 2010	% of Deposits	Increase (Decrease)
	(Dollars in thousands)								
NOW and checking	$ 106,288	18.77%	$ 8,331	$ 97,957	17.81%	$ 11,606	$ 86,351	16.16%	$ 26,474
Money market deposit	94,229	16.64	7,951	86,278	15.48	17,847	68,431	12.80	11,715
Passbook and statement savings deposits	95,227	16.81	10,090	85,137	15.69	3,202	81,935	15.34	2,343
Certificate of deposit	183,319	32.37	(8,100)	191,419	34.79	(12,045)	203,464	38.08	(2,703)
Certificate of deposit $100,000 and over	87,230	15.40	(1,907)	89,137	16.21	(4,956)	94,093	17.60	8,507
Accrued interests payable	63	.01	(23)	86	.02	(6)	92	.02	41
Total	$ 566,356	100.00%	$ 16,342	$ 550,014	100.00%	$ 15,648	$ 534,366	100.00%	$ 46,377

The following tables set forth the average balances and average interest rates based on month-end balances for various types of deposits as of the dates indicated.

	Year Ended September 30,					
	2012		2011		2010	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
NOW	$ 70,409	.60%	$ 66,475	1.03%	$ 52,532	1.09%
Money market deposits	91,298	.62	81,476	.97	59,757	1.22
Passbook savings deposits	90,443	.24	85,431	.32	82,122	.34
Noninterest-bearing demand deposits	33,967	--	29,367	--	27,461	--
Certificates of deposit	275,489	1.87	283,697	2.18	294,857	2.58
Total	$ 561,606	1.13%	$ 546,446	1.45%	$ 516,729	1.78%

The following table sets forth the time deposits in the Bank classified by rates at the dates indicated.

	At September 30,		
	2012	2011	2010
	(Dollars in thousands)		
0.05 – 2.00%	$ 155,426	$ 133,865	116,797
2.01 – 4.00	110,808	127,727	141,005
4.01 – 4.88	4,315	18,964	39,755
Total	$ 270,549	$ 280,556	297,557

The following table sets forth the amount and maturities of time deposits at September 30, 2012.

Rate	Less Than One Year	1 – 2 Years	2 – 3 Years	After 3 Years	Total
0.05 - 2.00%	$ 90,813	$ 30,132	$ 19,029	$ 15,452	$ 155,426
2.01 - 4.00	33,452	22,003	55,353	--	110,808
4.01 – 4.88	4,315	--	--	--	4,315
Total	$ 128,580	$ 52,135	$ 74,382	$ 15,452	$ 270,549

The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 2012. At such date, such deposits represented 15.4% of total deposits and had a weighted average rate of 1.9%.

Maturity Period		Certificates of Deposit
		(In thousands)
Three months or less	$	13,519
Over three through six months		11,049
Over six through 12 months		14,008
Over 12 months		48,654
Total	$	87,230

The following table sets forth the savings activities of the Bank for the periods indicated.

	At September 30,					
	2012		2011		2010	
			(In thousands)			
Deposits	$	1,130,856	$	924,285	$	1,147,503
Withdrawals		(1,120,847)		(916,579)		(1,110,299)
Net increase (decrease) before interest credit		10,009		7,706		37,204
Interest credited		6,333		7,942		9,173
Net increase in savings deposits	$	16,342	$	15,648	$	46,377

In the unlikely event the Bank is liquidated, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to the Company, the sole stockholder of the Bank.

Borrowings. Savings deposits historically have been the primary source of funds for the Bank's lending, investments and general operating activities. The Bank is authorized, however, to use advances from the FHLB of Atlanta to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Atlanta functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, the Bank is required to own stock in the FHLB of Atlanta and is authorized to apply for advances. Advances are pursuant to several different programs, each of which has its own interest rate and range of maturities. The Bank has a Blanket Agreement for advances with the FHLB under which the Bank may borrow up to 25% of assets subject to normal collateral and underwriting requirements. Advances from the FHLB of Atlanta are secured by the Bank's stock in the FHLB of Atlanta and other eligible assets. At September 30, 2012, the Bank had no outstanding FHLB advances. The Bank also has the ability to borrow from the Federal Reserve's discount window with pledged securities and from an established line of credit with its correspondent bank.

During the years ended September 30, 2012, 2011 and 2010, respectively, there were no short term borrowings outstanding at the end of or during the periods.

On June 27, 2002, the Company established a Delaware business trust subsidiary (the "Business Trust"), which issued and sold to private investors 12,500 securities with a liquidation amount of $1,000 per security, for a total of $12.5 million of preferred securities. The Company funded the Business Trust with $387,000 in exchange for 100% of the Business Trust's common securities. The Business Trust used the proceeds from these transactions to purchase $12,887,000 of floating rate junior subordinated debentures from the Company. The Company makes periodic interest payments on the debentures to the Business Trust, and the Business Trust in turn makes interest payments on the trust preferred securities to the private investors.

The trust preferred securities issued by the Business Trust and the junior subordinated debentures held by the Business Trust are due June 30, 2032. The rate is 3.65% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2012 was 4.10%. The junior subordinated debentures are the sole assets of the Business Trust. The subordinated debt securities, unsecured, rank junior and are subordinate in right of payment of all senior debt of the Company, and the Company has guaranteed repayment on the trust preferred securities issued by the Business Trust. The Company used the proceeds from these transactions to increase the capital of the Bank.

Payments to be made by the Business Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Distributions on the trust preferred securities are payable quarterly at a rate of 3.65% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, or under certain conditions in whole but not in part, at any time at par plus any accrued unpaid interest. The Company used a portion of the net proceeds that it retained from its 2008 stock offering to redeem $6.0 million of the $12.5 million in outstanding trust preferred securities.

On September 29, 2003, the Company established a second Delaware statutory trust subsidiary (the "Statutory Trust"), which issued and sold to private investors 10,000 securities with a liquidation amount of $1,000 per security, for a total of $10.0 million of preferred securities. The Company funded the Statutory Trust with $310,000 in exchange for 100% of the Statutory Trust's common securities. The Statutory Trust used the proceeds from these transactions to purchase $10,310,000 of floating rate junior subordinated debentures from the Company. The Company makes periodic interest payments on the debentures to the Statutory Trust, and the Statutory Trust in turn makes interest payments on the trust preferred securities to the private investors.

The trust preferred securities and junior subordinated debentures are due October 7, 2033. The rate is 3.00% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2012 was 3.45%. The junior subordinated debentures are the sole assets of the Statutory Trust. The subordinated debt securities, unsecured, rank junior and are subordinate in right of payment of all senior debt of the Company, and the Company has guaranteed repayment on the trust preferred securities issued by the Statutory Trust. The Company used the proceeds from these transactions to increase the capital of the Bank.

During the fiscal year ended September 30, 2012, the Company had a total annual interest expense of $644,000 related to all of its trust preferred securities. Payments to be made by the Statutory Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Distributions on the trust preferred securities are payable quarterly at a rate of 3.00% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, or under certain conditions in whole but not in part, at any time at par plus any accrued unpaid interest.

Repurchase of Series A Preferred Stock. On January 26, 2011, the Company repurchased all $10.8 million of its Cumulative Perpetual Series A Preferred Stock (the "Series A Preferred Stock") issued to the U.S. Treasury in March 2008 pursuant to the Troubled Asset Relief Program ("TARP") Capital Purchase Program. As a result of the redemption, the Company accelerated accretion of the remaining discount on the Series A Preferred Stock and recorded a reduction in retained earnings during the second quarter of fiscal 2011. The warrant to purchase 183,465 shares of the Company's common stock at $8.83 per share and issued to the U.S. Treasury has not been repurchased and remains outstanding.

Subsidiary Activities

The Bank has two subsidiary service corporations. One subsidiary is Ebenezer Road, Inc. ("Ebenezer Road"), which is a Maryland licensed insurance company that trades under the trade name BCSB Insurance Services. The company offers life and annuity insurance products through the Bank's licensed branch platform sales representatives as part of an overall non-deposit investment and insurance program. The second subsidiary is Lyons Properties, LLC ("Lyons Properties"), which is utilized for holding foreclosed properties.

Competition

The Bank faces strong competition both in originating real estate and consumer loans and in attracting deposits. It competes for real estate and other loans principally on the basis of interest rates, the types of loans it originates, the deposit products it offers and the quality of service it provides to borrowers. The Bank also competes by offering products which are tailored to the local community. The Bank's competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers. Commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

The Bank attracts deposits through its offices from the local community. Consequently, competition for deposits is principally from other savings institutions, commercial banks, credit unions and brokers in the local community. The Bank competes for deposits and loans by offering what it believes to be a variety of deposit accounts at competitive rates, convenient business hours, a commitment to outstanding customer service and a well-trained staff. Management believes that the Bank has developed relationships with local realtors and the community in general.

Employees

As of September 30, 2012, the Company had 137 full-time and 29 part-time employees, none of whom were represented by a collective bargaining agreement. Management considers the Bank's relationships with its employees to be good.

Depository Institution Regulation

General. The Bank is a Maryland commercial bank and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank also is a member of the Federal Reserve System. The Bank is subject to supervision, examination and regulation by the State of Maryland Office of the Commissioner of Financial Regulation ("Commissioner"), the Federal Reserve Board, Maryland and federal statutory and regulatory provisions governing such matters as capital standards, mergers and establishment of branch offices, and it is subject to the FDIC's authority to conduct special examinations. The Bank is required to file reports with the Commissioner and the Federal Reserve Board concerning its activities and financial condition and is required to obtain regulatory approvals prior to entering into certain transactions, including mergers with, or acquisitions of, other depository institutions.

The system of regulation and supervision applicable to the Bank establishes a comprehensive framework for the operations of the Bank and is intended primarily for the protection of the FDIC and the depositors of the Bank. Changes in the regulatory framework could have a material effect on the Bank and its respective operations that in turn, could have a material adverse effect on the Company.

The Dodd-Frank Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, significantly changed the current bank regulatory structure and affected the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months. These new leverage and capital requirements must take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets will be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives the state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate and solicit votes for their own candidates using a company's proxy materials. However, on July 21, 2011, the United States Court of Appeals for the District of Columbia Circuit struck down the Securities and Exchange Commission's rule on proxy access. The legislation also directed the Federal Reserve Board to promulgate rules prohibiting excessive incentive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

The Dodd-Frank Act contains a wide variety of provisions (many of which are not yet effective) affecting the regulation of depository institutions in addition to those stated above. Those include restrictions related to mortgage originations, risk retention requirements as to securitized loans and the Consumer Financial Protection Bureau. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on the Company's and the Bank's operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.

Business Activities. The Commissioner regulates the Bank's internal organization as well as its deposit, lending and investment activities. The basic authority for the Bank's activities is specified by Maryland law. Additionally, Maryland law contains a parity statute by which Maryland commercial banks may, with the approval of the Commissioner, engage in any additional activity, service or practice permitted for national banks.

The Federal Reserve Board and FDIC also regulate many of the areas regulated by the Commissioner and federal law may limit some of the authority provided to the Bank by Maryland law. Approval of the Commissioner and the Federal Reserve is required for, among other things, business combinations and the establishment of branch offices.

Capital Requirements. The Bank is subject to Federal Reserve Board capital requirements, as well as statutory capital requirements imposed under Maryland law. Federal Reserve Board regulations establish two capital standards for state-chartered banks that are members of the Federal Reserve System ("state member banks"): a leverage requirement and a risk-based capital requirement. In addition, the Federal Reserve may, on a case-by-case basis, establish individual minimum capital requirements for a bank that vary from the requirements that would otherwise apply under Federal Reserve Board regulations. A bank that fails to satisfy the capital requirements established under the Federal Reserve Board's regulations will be subject to such administrative action or sanctions as the Federal Reserve Board deems appropriate.

The leverage ratio adopted by the Federal Reserve Board requires a minimum ratio of "Tier 1 capital" to adjusted total assets of 3% for banks rated composite 1 under the CAMELS examination rating system for banks. Banks not rated composite 1 under the CAMELS rating system for banks are required to maintain a minimum ratio of Tier 1 capital to adjusted total assets of at least 4%. Additional capital may be necessary for institutions with supervisory, financial, operational or managerial weaknesses, as well as institutions experiencing significant growth. For purposes of the Federal Reserve Board's leverage requirement, Tier 1 capital consists primarily of common stockholders' equity, certain perpetual preferred stock (which must be noncumulative with respect to banks), and minority interests in the equity accounts of consolidated subsidiaries; less most intangible assets, except for specified servicing assets and purchased credit card receivables and other specified deductions.

The risk-based capital requirements established by the Federal Reserve Board's regulations require state member banks to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital" (as described below), provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. Tier 2 capital elements include, subject to certain limitations, the allowance for losses on loans and leases, perpetual preferred stock that does not qualify for Tier 1 and long-term preferred stock with an original maturity of at least 20 years from issuance, hybrid capital instruments, including perpetual debt and mandatory convertible securities, and subordinated debt and intermediate-term preferred stock and up to 45% of unrealized gains on equity securities. Total risk-weighted assets are determined under the Federal Reserve Board's regulations, which generally establish four risk categories, with general risk weights of 0%, 20%, 50% and 100%, based on the risk believed inherent to the type of asset involved. In certain instances risk weightings are higher than 100%.

In addition, the Bank is subject to the statutory capital requirements imposed by the State of Maryland. Under Maryland statutory law, if the surplus of a Maryland commercial bank at any time is less than 100% of its capital stock, then, until the surplus is 100% of the capital stock, the commercial bank: (i) must transfer to its surplus annually at least 10% of its net earnings; and (ii) may not declare or pay any cash dividends that exceed 90% of its net earnings.

For information with respect to the Bank's compliance with its regulatory requirements at September 30, 2012, see Note 15 of the Notes to the Consolidated Financial Statements.

On August 30, 2012, the federal banking agencies issued proposed rules that would implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements. The proposed rules are subject to a comment period which ended on October 22, 2012.

The proposed rules include new risk-based capital and leverage ratios, which would be phased in from 2013 to 2019, and would revise the definition of what constitutes "capital" for purposes of calculating those ratios. The proposed new minimum capital level requirements applicable to the Company and the Bank under the proposals would be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The proposed rules would also establish a "capital conservation buffer" of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Prompt Corrective Regulatory Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be, among other things, subject to increased monitoring by the appropriate federal banking regulator, required to submit an acceptable capital restoration plan within 45 days and are subject to asset growth limits. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions. If an institution's ratio of tangible capital to total assets falls below a "critical capital level," the institution will be subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

For purposes of these restrictions, an "undercapitalized institution" is a depository institution that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or less than 3.0% if the institution has a composite 1 CAMELS rating). A "significantly undercapitalized" institution is defined as a depository institution that has: (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%. A "critically undercapitalized" institution is defined as a depository institution that has a ratio of "tangible equity" to total assets of less than 2.0%. The appropriate federal banking agency may reclassify a well capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically under-capitalized) if it determines, after notice and an opportunity for a hearing, that the institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any examination rating category. At September 30, 2012, the Bank was classified as well capitalized under Federal Reserve regulations.

Safety and Soundness Guidelines. Under FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, each federal banking agency was required to establish safety and soundness standards for institutions under its authority. The federal banking agencies, including the Federal Reserve Board, have released Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines require depository institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business, establish certain basic standards for loan documentation, credit underwriting, asset quality, capital adequacy, earnings, interest rate risk exposure and asset growth, information security and further provide that depository institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss. If the appropriate federal banking agency determines that a depository institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Federal Home Loan Bank System. The Federal Home Loan Bank System consists of 12 district Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank of Atlanta, the Bank is required to acquire and hold specified amounts of capital stock in that Federal Home Loan Bank. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank of Atlanta stock at September 30, 2012 of $959,000.

Federal Reserve System. Pursuant to regulations of the Federal Reserve Board, a financial institution must maintain average daily reserves equal to 3% on transaction accounts of between $10.7 million and $58.8 million, plus 10% on the remainder. The first $10.7 million of transaction accounts are exempt. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 2012, the Bank met its reserve requirements.

The monetary policies and regulations of the Federal Reserve Board have a significant effect on the operating results of commercial banks. The Federal Reserve Board's policies affect the levels of bank loans, investments and deposits through its open market operation in United States government securities, its regulation of the interest rate on borrowings from Federal Reserve Banks and its imposition of nonearning reserve requirements on all depository institutions, such as the Bank, that maintain transaction accounts or non-personal time deposits.

The Bank, as a state member of the Federal Reserve Bank must subscribe in capital stock in its district in an amount equal to six percent of its combined capital and surplus (but excluding retained earnings). Three percent of this amount must be paid in and the remaining three percent is on call.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Under the FDIC's previous risk-based assessment system, insured institutions were assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned and assessment rates ranged from seven to 77.5 basis points. On February 7, 2011, however, the FDIC approved a final rule that implemented changes to the deposit insurance assessment system mandated by the Dodd-Frank Act. The final rule, which took effect for the quarter beginning April 1, 2011, requires that the base on which deposit insurance assessments are charged be revised from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Under the final rule, insured depository institutions are required to report their average consolidated total assets on a daily basis, using the regulatory accounting methodology established for reporting total assets. For purposes of the final rule, tangible equity is defined as Tier 1 capital. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Due to stress on the Deposit Insurance Fund caused by bank failures, the FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of September 30, 2009 (capped at ten basis points of an institution's deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings was and will continue to be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Because of the recent difficult economic conditions, deposit insurance per account owner had been raised to $250,000 for all types of accounts until January 1, 2014. This was made permanent by the Dodd-Frank Act. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program ("TLGP") under which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2012. The Dodd-Frank Act extends the unlimited coverage of noninterest-bearing transaction accounts until December 31, 2012 without providing an opt out. The TLGP also included a debt component under which certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. The Bank opted to participate in the unlimited noninterest-bearing transaction account coverage and the Bank and Company opted to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the four quarters ended September 30, 2012 averaged .66% of a basis point of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Dividend Restrictions. The Bank's ability to pay dividends is governed by Maryland law and the regulations of the Federal Reserve Board. Maryland law provides that dividends may be paid out of individual profits or with approval of the Commissioner, surplus of 100% of capital stock. Under Maryland law relating to financial institutions, if the surplus of a commercial bank at any time is less than 100% of its capital stock, then, until the surplus is 100% of the capital stock, the commercial bank: (i) must transfer to its surplus annually at least 10% of its net earnings; and (ii) may not declare or pay any cash dividends that exceed 90% of its net earnings.

The Bank's payment of dividends is also subject to the Federal Reserve Board's Regulation H, which provides that a state member bank may not pay a dividend if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for the year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of preferred stock, unless the bank has received the prior approval of the Federal Reserve Board. The previously referenced prompt corrective action requirements prohibit dividends where the Bank would be "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" after the dividend. Additionally, both the Commissioner and the Federal Reserve Board has the authority to prohibit the payment of dividends by a Maryland commercial bank when it determines such payment to be an unsafe and unsound banking practice. Finally, the Bank is not able to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the remaining balance of the liquidation account established in connection with its conversion in April 2008 from mutual to stock form.

Uniform Lending Standards. Under Federal Reserve Board regulations, state member banks must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies of state member banks must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal banking agencies.

Management will periodically evaluate its lending policies to assure conformity to the Interagency Guidelines and does not anticipate that the Interagency Guidelines will have a material effect on its lending activities.

Limits on Loans to One Borrower. The Bank is subject to federal law with respect to limits on loans to one borrower. Generally, under federal law, the maximum amount that a commercial bank may loan to one borrower at one time may not exceed 15% of the unimpaired capital and surplus of the commercial bank, plus an additional 10% if secured by specified "readily marketable collateral." The Bank's lending limit to one borrower as of September 30, 2012 was approximately $10.0 million.

Transactions with Related Parties. Transactions between a state member bank and its related parties or any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a state member bank is any company or entity, which controls, is controlled by or is under common control with the state member bank. In a holding company context, at a minimum, the parent holding company of a state member bank and any companies which are controlled by such parent holding company are affiliates of the state member bank. Generally, Sections 23A and 23B (i) limit the extent to which an institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Certain types of covered transactions must be collateralized according to a schedule set forth in the statute based on the type of collateral.

State member banks are also subject to the restrictions contained in Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O on loans to executive officers, directors and principal stockholders ("insiders"). Under Section 22(h), aggregate loans to directors, executive officers and greater than 10% stockholders may not exceed the institution's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to insiders of a state member bank, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the institution with any "interested" director not participating in the voting. Regulation O prescribes the loan amount (which includes all other outstanding loans to such person) as to which prior board of directors approval is required as being the greater of $25,000 or 5% of capital and surplus; however loans aggregating to $500,000 or more always require such approval. Further, Section 22(h) requires that loans to insiders be made on terms substantially the same as offered in comparable transactions to other persons with an exception for loans made to a bank-wide benefit or compensation program that does not give preference to insiders. Section 22(g) of the Federal Reserve Act places further restrictions on the types of loans that can be made to executive officers.

Additionally, Maryland statutory law imposes restrictions on certain transactions with affiliated persons of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted at and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If such a loan is approved by the executive committee, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to non-employee directors of a bank and certain consumer loans made to nonofficer and nondirector employees of the bank are exempt from the statute's coverage.

Enforcement. The Federal Reserve Board has primary federal enforcement responsibility over member banks and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive, or cease and desist order to removal of officers and/or directors to institution or receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Federal Reserve Board that enforcement action to be taken with respect to a particular institution. If action is not taken by the Federal Reserve Board, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

The Commissioner has extensive enforcement authority over Maryland banks. Such authority includes the ability to issue cease and desist orders and civil money penalties and to remove directors or officers. The Commissioner may also take possession of a Maryland bank whose capital is impaired and seek to have a receiver appointed by a court.

Regulation of the Company

General. The Company, as the sole shareholder of the Bank, is a bank holding company and is registered as such with the Federal Reserve Board. Bank holding companies are subject to comprehensive regulation and examination by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the regulations of the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

Under the BHCA, a bank holding company must obtain Federal Reserve Board approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. In evaluating such applications, the Federal Reserve Board considers a variety of financial, managerial and competitive factors.

The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. One of the principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities includes, among other things, operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers.

The Gramm-Leach-Bliley Act of 1999 authorized bank holding companies that meet certain management, capital and other criteria to choose to become a "financial holding company" and thereby engage in a broader array of financial activities including insurance underwriting and investment banking. The Company has not, up to now, opted to become a financial holding company.

Acquisitions of Bank Holding Companies and Banks. Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, control is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. Any bank holding company must secure Federal Reserve Board approval prior to acquiring 5% or more of the stock of the Company or the Bank.

The Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act presumes control as the power, directly or indirectly, to vote 10% or more of any voting securities or to direct the management or policies of a bank holding company, such as the Company, that has securities registered under the Securities Exchange Act of 1934.

Under Maryland law, acquisitions of 25% or more of the voting stock of a commercial bank or a bank holding company and other acquisitions of voting stock of such entities which affect the power to direct or to cause the direction of the management or policy of a commercial bank or a bank holding company must be approved in advance by the Commissioner. Any person proposing to make such an acquisition must file an application with the Commissioner at least 60 days before the acquisition becomes effective. The Commissioner may deny approval of any such acquisition if the Commissioner determines that the acquisition is anticompetitive or threatens the safety or soundness of a banking institution. Any voting stock acquired without the approval required under the statute may not be voted for a period of five years. This restriction is not applicable to certain acquisitions by bank holding companies of 5% or more of the stock of Maryland banks or Maryland bank holding companies which are governed by Maryland's holding company statute and also require prior approval of the Commissioner.

Dividends. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See "*Depository Institution Regulation -- Prompt Corrective Regulatory Action.*"

Capital Requirements. The Federal Reserve Board has established capital requirements generally similar to the capital requirements for state member banks described above, for bank holding companies. (Please see "*Capital Requirements*" earlier in this report.) At September 30, 2012, the Company's consolidated Total and Tier 1 capital exceeded these requirements. The Dodd-Frank Act will eliminate the use of certain instruments, such as cumulative preferred stock and trust preferred securities, as Tier 1 holding company capital. Small bank holding companies, those with less than $ 500 million in assets, will be exempt from this provision. However, instruments issued before May 19, 2010 by bank holding companies with more than $15 billion of consolidated assets are subject to a three-year phase out from inclusion as Tier 1 capital, beginning January 1, 2013. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy and requires the promulgation of implementing regulations.

Stock Repurchases. As a bank holding company, the Company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Taxation

General. The Company and the Bank, together with the Bank's subsidiaries, file a consolidated federal income tax return based on a fiscal year ending September 30. Consolidated returns have the effect of deferring gain or loss on intercompany transactions and allowing companies included within the consolidated return to offset income against losses under certain circumstances.

Federal Income Taxation. Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code") in the same general manner as other corporations. However, institutions such as the Bank which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans were separated into "qualifying real property loans," which generally are loans secured by interests in certain real property, and nonqualifying loans, which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans was based on actual loss experience, however, the amount of the bad debt reserve deduction with respect to qualifying real property loans could be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").

Earnings appropriated to an institution's bad debt reserve and claimed as a tax deduction were not available for the payment of cash dividends or for distribution to stockholders (including distributions made on dissolution or liquidation), unless such amount was included in taxable income, along with the amount deemed necessary to pay the resulting federal income tax.

Beginning with the first taxable year beginning after December 31, 1995, savings institutions, such as the Bank, prior to its conversion to a commercial bank were treated the same as commercial banks. Associations with $500 million or more in assets will only be able to take a tax deduction when a loan is actually charged off. Associations with less than $500 million in assets will still be permitted to make deductible bad debt additions to reserves, but only using the experience method.

The Bank's tax returns were last audited for the year ended September 30, 1994.

Under provisions of the Revenue Reconciliation Act of 1993 ("RRA"), enacted on August 10, 1993, the maximum federal corporate income tax rate was increased from 34% to 35% for taxable income over $10.0 million, with a 3% surtax imposed on taxable income over $15.0 million. Also under provisions of RRA, a separate depreciation calculation requirement has been eliminated in the determination of adjusted current earnings for purposes of determining alternative minimum taxable income, rules relating to payment of estimated corporate income taxes were revised, and certain acquired intangible assets such as goodwill and customer-based intangibles were allowed a 15-year amortization period. Beginning with tax years ending on or after January 1, 1993, RRA also provides that securities dealers must use mark-to-market accounting and generally reflect changes in value during the year or upon sale as taxable gains or losses. The IRS has indicated that financial institutions which originate and sell loans will be subject to the rule.

State Income Taxation. The state of Maryland imposes an income tax of approximately 8.25% on income measured substantially the same as federally taxable income. The state of Maryland currently assesses a personal property tax for December 2000 and forward.

For additional information regarding taxation, see Note 17 of Notes to Financial Statements.

Executive Officers

Below is information regarding the executive officers of the Company who are not also directors of the Company. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion. Unless otherwise stated, each executive officer has held his or her position for at least five years. The ages presented are as of September 30, 2012.

Name	Position with BCSB Bancorp and/or Baltimore County Savings Bank
Anthony R. Cole	Executive Vice President and Chief Financial Officer of BCSB Bancorp and Baltimore County Savings Bank
Daniel R. Wernecke	Executive Vice President and Chief Lending Officer of Baltimore County Savings Bank
David M. Meadows	Executive Vice President, Chief Operating Officer, General Counsel and Secretary of BCSB Bancorp and Baltimore County Savings Bank
Bonnie M. Klein	Senior Vice President, Treasurer and Controller of BCSB Bancorp and Baltimore County Savings Bank

Anthony R. Cole joined BCSB Bancorp and Baltimore County Savings Bank as Executive Vice President and Chief Financial Officer effective September 4, 2007. Previously, Mr. Cole served as Senior Vice President and Chief Financial Officer of Bay Net a Community Bank in Bel Air, Maryland from January 2000 through March 2007. Age 51.

Daniel R. Wernecke was named Executive Vice President and Chief Lending Officer of Baltimore County Savings Bank effective November 21, 2007. Prior to being named Executive Vice President and Chief Lending Officer, he served as Senior Vice President of Baltimore County Savings Bank in charge of lending operations. Mr. Wernecke joined Baltimore County Savings Bank in 2002. Age 56.

David M. Meadows was named Vice President, General Counsel and Secretary of BCSB Bancorp and Baltimore County Savings Bank effective January 4, 1999 and Executive Vice President of BCSB Bancorp and Chief Operating Officer of Baltimore County Savings Bank effective November 27, 2006. He served as President and Chief Executive Officer of BCSB Bancorp and Baltimore County Savings Bank on an interim basis from July 24, 2006 through November 26, 2006. Previously, he was a Partner in the law firm of Moore, Carney, Ryan and Lattanzi, L.L.C. Age 56.

Bonnie M. Klein joined Baltimore County Savings Bank in 1975 and has served in various capacities of increasing responsibility since then. She was named Vice President and Treasurer of BCSB Bancorp and Baltimore County Savings Bank effective January 4, 1999 and Senior Vice President of BCSB Bancorp and Baltimore County Savings Bank effective January 1, 2005. She is a Certified Public Accountant. Age 57.

Item 1A. Risk Factors

The Bank's increased emphasis on commercial real estate and non-owner occupied residential real estate lending may expose it to increased lending risks.

In recent years, the Bank has significantly increased its emphasis on commercial real estate lending. Commercial real estate loans, which includes commercial construction and commercial lines of credit increased to $172.9 million, or 49.7% of its total loans, at September 30, 2012. Moreover, as part of the Bank's strategy to increase earnings, it will seek to continue to increase commercial real estate lending, as well as commercial lending, and intends to add commercial lending personnel to assist in these efforts. These types of loans generally expose a lender to greater risk of non-payment and loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to single-family residential mortgage loans. Commercial business loans expose the Bank to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than single-family residential mortgage loans, the Bank may need to increase its allowance for loan losses in the future to account for the possible increase in credit losses associated with the growth of such loans. Also, many of the Bank's commercial and construction borrowers have more than one loan outstanding with the Bank. Consequently, an adverse development with respect to one loan or one credit relationship can expose the Bank to a significantly greater risk of loss compared to an adverse development with respect to a single-family residential mortgage loan.

In addition, in recent years, the Bank has significantly increased its portfolio of non-owner occupied residential real estate lending. Non-owner occupied residential real estate loans increased to $62.1 million, or 17.9% of total loans, at September 30, 2012. These types of loans generally expose a lender to greater risk of non-payment and loss than owner occupied residential real estate loans since the collateral for owner occupants is their personal residence. In addition, non-owner occupied residential real estate loans expose the Bank to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the rental properties. Since such loans generally entail greater risk than single-family residential mortgage loans, the Bank may need to increase its allowance for loan losses in the future to account for the possible increase in credit losses associated with the growth of such loans. The bulk of the new nonperforming loans during the twelve months ended September 30, 2012 relates to non-owner occupied residential real estate loans. The Bank's nonperforming non-owner occupied residential real estate loans totaled $2.1 million at September 30, 2012. For further information about nonperforming non-owner occupied residential real estate loans, see *"Item 1. Business – Lending Activities – Nonperforming Loans and Other Problem Assets."*

Changes in interest rates could reduce the Bank's net interest income and earnings.

The Bank's net interest income is the interest it earns on loans and investments less the interest it pays on its deposits and borrowings. The net interest margin is the difference between the yield the Bank earns on its assets and the interest rate it pays for deposits and its other sources of funding. Changes in interest rates—up or down—could adversely affect the Bank's net interest margin and, as a result, its net interest income. Although the yield the Bank earns on its assets and its funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing the Bank's net interest margin to expand or contract. Liabilities tend to be shorter in duration than the Bank's assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, the Bank's funding costs may rise faster than the yield it earns on its assets, causing the Bank's net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because the Bank's liabilities tend to be shorter in duration than its assets, when the yield curve flattens or even inverts, the Bank could experience pressure on its net interest margin as its cost of funds increases relative to the yield that can be earned on its assets. See *"Asset/Liability Management."*

A further downturn in the local economy or a further decline in real estate values could hurt our profits.

Much of the Bank's loans are in Baltimore, Harford and Howard Counties and Baltimore City in Maryland. As a result, a downturn in the local economy, and, particularly, a downturn in real estate values, could cause significant increases in nonperforming loans, which would adversely affect profits. Additionally, a decrease in asset quality could require additions to the Bank's allowance for loan losses through increased provisions for loan losses, which would negatively affect profits. A decline in real estate values could also cause some of the Bank's mortgage loans to become inadequately collateralized, which would expose it to a greater risk of loss.

Overall Loan Portfolio could negatively impact earnings.

Limited loan origination volume could negatively impact earnings. The Bank's loan portfolio is its largest asset and produces most of the income generated by the Company. The portfolio has declined in recent years primarily due to limited loan production. Continued decline in loan originations and a resultant decline in the overall loan portfolio could negatively impact earnings.

If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other-than-temporary. If we conclude that the decline is other-than-temporary, we are required to write down the value of that security through a charge to earnings. As of September 30, 2012, our mortgage-backed securities portfolio included securities with a book value of $210.7 million and an estimated fair value of $214.0 million. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down theses securities to their fair value. During the fiscal year ended September 30, 2012, we wrote down these securities for an other-than-temporary impairment of $370,000,additionally, the Company could be exposed to realized losses if these securities were to be sold in the future.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, the Bank may incur a loss. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. Please see "*Critical Accounting Policies and Estimates*" in Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations*," for a discussion of the procedures we follow in establishing our loan loss allowance.

Strong competition within Baltimore County Savings Bank's market area could adversely affect profits and slow growth.

The Bank faces intense competition both in making loans and attracting deposits. This competition has made it more difficult for the Bank to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in the Bank earning less on loans and paying more on deposits, which would reduce net interest income. Some of the institutions with which it competes have substantially greater resources and lending limits than the Bank has and may offer services that the Bank does not provide. The Bank expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. The Bank's profitability depends upon its continued ability to compete successfully in its market area.

The Bank and Company operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Bank and the Company are subject to extensive regulation, supervision and examination by the Federal Reserve Board, their respective primary federal regulators, and by the Federal Deposit Insurance Corporation, as insurer of the Bank's deposits. The Bank is also supervised and regulated by the Maryland Office of the Commissioner of Financial Regulation. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than holders of the Company's common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of our assets and determination of the level of allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on operations.

Regulatory reform legislation may have a material impact on the value of our stock.

On July 21, 2011, provisions of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became effective and restructured the regulation of depository institutions. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. Also included is the creation of a new federal agency to administer consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.

Additionally, on August 30, 2012, the federal banking regulatory agencies issued proposed rules that would implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. If adopted as proposed, Basel III and regulations proposed by the federal banking regulatory agencies will require bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards. Compliance with these rules, which are still being analyzed, will impose additional costs on banking entities and their holding companies.

The market price of our common stock may be materially adversely affected by market volatility.

Many publicly traded financial services companies have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. We may experience market fluctuations that are not directly related to our operating performance, but are influenced by the market's perception of the state of the financial services industry in general and, in particular, the market's assessment of general credit quality conditions, including default and foreclosure rates in the industry.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following table sets forth the location and certain additional information regarding the Bank's offices at September 30, 2012.

	Year Opened	Owned or Leased	Expiration Date (if Leased) (1)	Net Book Value at September 30, 2012	Approximate Square Footage	Deposits at September 30, 2012
						(Deposits in Thousands)
Main Office:						
Perry Hall	1955	Leased (2)	November 2018	$ 81,490	8,000	$ 116,129
Branch Offices:						
Bel Air	1975	Leased (4)	May 2013	--	1,200	40,027
Dundalk	1976	Leased (2)	January 2030	1,335,669	1,700	43,041
Timonium	1978	Leased	July 2013	--	2,500	62,009
Catonsville	2003	Owned		1,878,655	3,550	48,922
Abingdon	1999	Leased (2)	October 2018	339,108	1,800	13,507
Forest Hill	1999	Leased (2)	July 2019	292,349	1,800	26,026
Essex	1999	Leased	November 2017	--	3,200	25,420
Hickory	2000	Leased (2)	January 2020	342,729	1,800	14,587
White Marsh	2000	Leased (2)	January 2015	418,121	1,800	50,386
Carney	2001	Leased	February 2016	--	2,100	21,300
Lutherville	2002	Owned		856,978	7,440	28,944
Hamilton (3)	2002	Owned		208,000	1,500	8,412
Ellicott City	2002	Leased	August 2020	--	2,300	27,523
Honeygo	2005	Leased (2)	December 2025	595,438	1,800	12,193
Sparks	2005	Leased (2)	December 2025	558,939	1,800	18,252
Owings Mills	2005	Leased (2)	September 2026	683,977	1,800	9,190
Administrative Offices:						
4111 E. Joppa Road	1994	Owned		1,113,940	18,000	--

(1) All leases have at least one five-year option, except for the Ellicott City location.
(2) Building is owned, but the land is leased.
(3) This facility has been separately categorized as held for sale. In connection with this transaction, the Company recorded a provision for loss on premises held for sale of $150,000 during the twelve months ended September 30, 2012
(4) The Bank will be relocating its Bel Air office in May of 2013 with a three year lease with two five year options.

The net book value of the Bank's investment in premises and equipment totaled $10.0 million at September 30, 2012. See Note 6 of Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

From time to time the Company and/or the Bank are a party to various legal proceedings incident to its business. There were no other legal proceeding to which the Company or the Bank was a party, or to which any of their property was subject which were expected by management to result in a material loss to the Company or the

Bank. There are no pending regulatory proceedings to which the Company, the Bank and their subsidiaries are a part or to which any of their properties are subject which are currently expected to result in a material loss.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades under the symbol "BCSB" on the Nasdaq Global Market. At December 20, 2012 there were 3,188,665 shares of the common stock outstanding and approximately 2,000 holders of record of the common stock. Following are the high and low bid prices, by fiscal quarter, as reported on the Nasdaq Global Market during the periods indicated, as well as dividends declared on the common stock during each quarter.

Fiscal 2012	High	Low	Dividends Declared Per Share
First Quarter	$ 12.24	$ 9.89	$ --
Second Quarter	14.43	10.61	--
Third Quarter	15.15	12.50	--
Fourth Quarter	14.76	12.83	--

Fiscal 2011	High	Low	Dividends Declared Per Share
First Quarter	$ 11.39	$ 9.50	$ --
Second Quarter	13.73	10.81	--
Third Quarter	14.25	12.09	--
Fourth Quarter	14.15	11.75	--

The stated high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

The Company repurchased and retired 3,454 shares of its common stock during the fiscal year ended September 30, 2012.

The Company is subject to Maryland law, which generally permits a corporation to pay dividends on its common stock, unless after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of business or the total assets of the corporation would be less than its total liabilities. Federal Reserve Board policies also provide that the Company should pay cash dividends only to the extent that net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the Company's capital needs, asset quality and financial condition. See *Item 1. "Depository Institution Regulation – Dividend Restrictions."* The Bank's ability to pay dividends is also governed by Maryland law and the regulations of the Federal Reserve Board. *See* Note 15 to the Notes to the Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

Item 6. Selected Financial Data

Selected Consolidated Financial Condition Data

	At September 30,				
	2012	2011	2010	2009	2008
			(In thousands)		
Total assets	$ 645,099	$ 624,856	$ 620,555	$ 569,438	$ 567,082
Loans receivable, net	335,616	364,843	388,933	401,011	400,469
Investment securities available for sale	4,628	6,919	18,390	--	994
Mortgage-backed securities available for sale	213,563	150,879	65,975	90,478	89,956
FHLB stock	959	1,124	1,378	1,485	1,559
Federal Reserve Bank stock	1,381	--	--	--	--
Deposits	566,356	550,014	534,366	487,989	484,791
FHLB advances	--	--	--	--	10,000
Junior Subordinated Debentures	17,011	17,011	17,011	17,011	17,011
Stockholders' equity	55,139	51,959	61,390	59,133	49,755

Selected Consolidated Operations Data

	For the Years Ended September 30,				
	2012	2011	2010	2009	2008
			(In thousands)		
Interest income	$ 26,071	$ 26,935	$ 28,862	$ 29,939	$ 34,137
Interest expense	6,977	8,550	9,794	13,614	19,329
Net interest income	19,094	18,385	19,068	16,325	14,808
Provision for loan losses	1,200	2,100	3,100	1,350	360
Net interest income after provision for loan losses	17,894	16,285	15,968	14,975	14,448
Other income	2,450	2,002	2,406	1,875	2,047
Noninterest expenses	17,624	18,336	16,682	18,794	15,266
Income (loss) before income taxes	2,720	(49)	1,692	(1,944)	1,229
Income tax provision (benefit)	920	(165)	485	11	335
Net income (loss)	$ 1,800	$ 116	$ 1,207	$ (1,955)	$ 894
Preferred stock dividends and discount accretion	--	(573)	(625)	(477)	--
Net income (loss) available to common shareholders	$ 1,800	$ (457)	$ 582	$ (2,432)	$ 894
Net income (loss) per share of common stock:					
Basic	$ 0.58	$ (0.15)	$ 0.20	$ (0.84)	$ 0.30
Diluted	$ 0.56	$ (0.15)	$ 0.19	$ (0.84)	$ 0.30
Cash dividend declared per share	$ --	$ --	$ --	$ —	$ —

All per share amounts have been adjusted to reflect the stock offering and conversion which occurred on April 10, 2008.

Key Operating Ratios (in %) except where noted:

	At or for the Years Ended September 30,				
	2012	**2011**	**2010**	**2009**	**2008**
Performance Ratios:					
Return on average assets (net income (loss) divided by average total assets)	0.28 %	0.02 %	0.20%	(0.34)%	0.15%
Return on average equity (net income (loss) divided by average equity) (1)	3.34	0.20	1.99	(3.36)	(2.08)
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.18	3.10	3.30	2.97	2.60
Net interest margin (net interest income divided by average interest-earning assets).	3.21	3.15	3.39	3.05	2.61
Ratio of average interest-earning assets to average interest-bearing liabilities	102.63	103.44	105.14	103.32	100.35
Ratio of noninterest expense to average total assets	2.75	2.93	2.77	3.24	2.50
Efficiency ratio	81.80	89.93	77.68	103.27	90.56
Dividend payout ratio (dividend declared per share divided by net income per share)	n/a	n/a	n/a	n/a	n/a
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	3.33	3.30	2.06	1.46	0.37
Nonperforming loans to gross loans at end of period	5.71	4.69	3.21	1.88	0.21
Allowance for loan losses to gross loans at end of period	1.58	1.27	1.67	0.96	0.65
Allowance for loan losses to nonperforming loans at end of period	27.63	27.04	51.89	51.06	320.00
Provision for loan losses to gross loans	0.35	0.56	0.78	0.33	0.08
Net charge-offs to average loans outstanding	0.15	1.05	0.10	0.02	0.08
Capital Ratios:					
Equity to total assets at end of period	8.55	8.31	9.89	10.38	8.77
Average equity to average assets (1)	8.43	9.08	10.04	10.02	7.05

(1) The Company issued $10.8 million of its Cumulative Perpetual Series A Preferred Stock to the U.S. Treasury in March 2008 pursuant to the Troubled Asset Relief Program ("TARP") and repurchased all of the same Preferred Stock from the U.S. Treasury in January 2011. "Average Equity" is calculated based upon total equity outstanding during the respective periods, including preferred equity where applicable.

n/a means not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company is a Maryland corporation which was organized to be the stock holding company for the Bank in connection with our second-step conversion and reorganization completed on April 10, 2008, discussed further below. On September 30, 2011, the Bank converted its charter from a federally chartered savings Bank to a Maryland-chartered commercial bank. The charter conversion is not expected to have any significant financial or regulatory impact or affect the Company's and the Bank's current activities. The Bank's deposit accounts are insured up to a maximum of $250,000 by the FDIC. The Bank's noninterest-earning demand deposit accounts have unlimited FDIC insurance.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread"); and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of other income, which primarily consists of fees and charges, and levels of noninterest expenses such as salaries and related expenses.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the Company's financial condition is based on the consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses.

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimated loss and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of losses. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the discussion of *"Allowance for Loan Losses"* in Note 1 to the Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not necessarily intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Under the revised guidance, for recognition and presentation of other-than-temporary impairments the amount of other-than-temporary impairment that is recognized through earnings for debt securities is determined by comparing the present value of the expected cash flows to the amortized cost of the security. The discount rate used to determine the credit loss is the expected book yield on the security.

The Company accounts for income taxes under the asset/liability method. Deferred tax assets are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period indicated by the enactment date. A valuation allowance is established for deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. The judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond the Company's control. It is at least reasonably possible that management's judgment about the need for a valuation allowance for deferred tax assets could change in the near term.

Repurchase of Series A Preferred Stock

On January 26, 2011, the Company repurchased all $10.8 million of its Series A Preferred Stock issued to the U.S. Treasury in March 2008 pursuant to the TARP Capital Purchase Program. The Company completed the repayment without raising additional capital. As a result of the redemption, the Company accelerated accretion of the remaining discount on the preferred stock and recorded a reduction in retained earnings, thereby reducing net income available to common shareholders by approximately $310,000 in the second quarter of fiscal 2011. As a result of the redemption of the Series A Preferred Stock, the TARP restrictions on the payment of dividends and executive compensation were also lifted.

The warrant (the "Warrant") issued to the U.S. Treasury to purchase 183,465 shares of the Company's common stock has not been repurchased and remains outstanding. The Warrant term is 10 years and it is immediately exercisable, in whole or in part, at an exercise price of $8.83 per share. The Company and the Bank met all regulatory requirements to be considered well-capitalized under the federal prompt corrective action regulations as of September 30, 2012. For more information on the Series A Preferred Stock and Warrant issued to the U.S. Treasury in connection with the TARP Capital Purchase program. See Note 16 of Notes to Consolidated Financial Statements and *"--Liquidity and Capital Resources."*

Asset/Liability Management

The Company strives to achieve consistent net interest income and reduce its exposure to adverse changes in interest rates by attempting to match the terms to re-pricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. By managing the increases and decreases in its interest income and interest expense which are brought about by changes in market interest rates, the Bank can significantly influence its net interest income.

The senior officers of the Bank meet on a regular basis to monitor the Bank's interest rate risk position and to set prices on loans and deposits to manage interest rate risk within the parameters set by the Board of Directors. The President of the Bank reports to the Board of Directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Board of Directors reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

Market Risk

Management measures the Bank's interest rate risk by computing estimated changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is the difference between incoming and outgoing discounted cash flows from assets and liabilities, with adjustments made for off-balance sheet items. These computations estimate the effect on the Bank's NPV of sudden and sustained increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV in the event of increases or decreases in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at September 30, 2012.

	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
Change in Rates	$ Amount	$ Change (1)	% Change (2)	NPV Ratio (3)	Change (4)
	(Dollars in Thousands)				
+300 bp	$ 65,025	$ (23,699)	(27)%	10.54%	(281) bp
+200 bp	73,695	(15,029)	(17)	11.62	(173) bp
+100 bp	80,300	(8,424)	(9)	12.35	(100) bp
0 bp	88,724	--	--	13.35	--
-50 bp	90,912	2,188	2	13.54	19 bp
-100 bp	92,135	3,411	4	13.63	28 bp

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Risk Measures: 200 bp rate shock

	At September 30,	
	2012	2011
Pre-Shock NPV Ratio: NPV as % of Portfolio Value of Assets	13.35%	12.55%
Exposure Measure: Post Shock NPV Ratio	11.62	11.73
Sensitivity Measure: Change in NPV Ratio	(173bp)	(83 bp)

The above table indicates that at September 30, 2012, in the event of sudden and sustained increases in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase. The Bank's Board of Directors reviews the Bank's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved targets. At September 30, 2012, the Bank's estimated changes in NPV were within the targets established by the Board of Directors. NPV is calculated by a third party vendor using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yield and cost are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the years ended September 30, 2012, September 30, 2011 and September 30, 2010. Total average assets are computed using month-end balances. No tax-equivalent adjustments have been made as the Company did not invest in any tax exempt assets during the periods presented. The table also presents information for the periods indicated with respect to the differences between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which banks have traditionally used as an indicator of profitability. Another indicator of net interest income is "net interest margin," which is its net interest income divided by the average balance of interest-earning assets.

	Year Ended September 30,								
	2012			2011			2010		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$340,314	$20,929	6.15%	$376,951	$22,909	6.08%	$399,771	$24,363	6.09%
Mortgage-backed securities	194,070	4,639	2.39	96,562	3,386	3.51	83,288	4,264	5.12
Investment securities and FHLB stock	6,787	373	5.50	12,137	413	3.40	2,102	33	1.62
Other interest-earning assets	54,161	130	.24	98,168	227	.23	77,480	202	.26
Total interest earning assets	595,332	26,071	4.38	583,818	26,935	4.61	562,641	28,862	5.13
Bank-owned life insurance	16,455			15,943			15,280		
Noninterest-earning assets	28,426			25,060			24,675		
Total assets	$640,213			$624,821			$602,596		
Interest-bearing liabilities:									
Deposits	$561,606	$ 6,333	1.13%	$546,446	$ 7,942	1.45%	$516,729	$ 9,173	1.78%
Junior subordinated debentures	17,011	644	3.79	17,011	608	3.57	17,011	621	3.64
Other liabilities	1,469	--	--	936	--	--	1,385	--	--
Total interest-bearing liabilities	580,086	6,977	1.20	564,393	8,550	1.51	535,125	9,794	1.83
Noninterest-bearing liabilities	6,163			3,673			6,950		
Total liabilities	586,249			568,066			542,075		
Stockholders' equity	53,964			56,755			60,521		
Total liabilities and stockholders' equity	$640,213			$624,821			$602,596		
Net interest income		$19,094			$18,385			$19,068	
Interest rate spread			3.18%			3.10%			3.30%
Net interest margin (2)			3.21%			3.15%			3.39%
Ratio of average interest-earning assets to average interest-bearing liabilities			102.63%			103.44%			105.14%

(1) Includes nonaccrual loans.
(2) Represents net interest income divided by the average balance of interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rates (change in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by the changes in volume).

	Year Ended September 30,							
	2012 v. 2011				2011 v. 2010			
	Increase (Decrease) Due to							
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(In thousands)							
Interest income:								
Loans receivable	$ (2,228)	$ 264	$ (16)	$ (1,980)	$ (1,390)	$ (40)	$ (24)	$ (1,454)
Mortgage-backed securities	3,423	(1,078)	(1,092)	1,253	680	(1,344)	(214)	(878)
Investment securities and FHLB stock	(182)	254	(112)	(40)	158	38	184	380
Other interest-earning assets	(101)	8	(4)	(97)	54	(23)	(6)	25
Total interest-earning assets	912	(552)	(1,224)	(864)	(498)	(1,369)	(60)	(1,927)
Interest expense:								
Deposits	220	(1,749)	(80)	(1,609)	528	(1,705)	(54)	(1,231)
FHLB advances short-term	--	--	--	--	--	--	--	--
FHLB advances long-term	--	--	--	--	--	--	--	--
Subordinate debentures	--	36	--	36	--	(13)	--	(13)
Other liabilities	--	--	--	--	--	--	--	--
Total interest-bearing liabilities	220	(1,713)	(80)	(1,573)	528	(1,718)	(54)	(1,244)
Change in net interest income	$ 692	$ 1,161	$ (1,144)	$ 709	$ (1,026)	$ 349	$ (6)	$ (683)

Comparison of Financial Condition at September 30, 2012 and 2011

During the twelve months ended September 30, 2012, total assets increased by $20.2 million, or 3.2%, from $624.9 million at September 30, 2011 to $645.1 million at September 30, 2012. Our cash and cash equivalents decreased $9.2 million, or 15.3% from $60.1 million at September 30, 2011 to $50.9 million at September 30, 2012, primarily due to the deployment of available liquidity to invest in mortgage-backed securities. During the twelve months ended September 30, 2012, investment securities decreased by $2.3 million, or 33.1%, from $6.9 million at September 30, 2011 to $4.6 million at September 30, 2012. The decline was primarily due to contractual maturities since there were no sales of investment securities during the period. Mortgage-backed securities available for sale increased by $63.1 million, or 41.8%, from $150.9 million at September 30, 2011 to $214.0 million at September 30, 2012. The increase was primarily due to funds available from the declining loan portfolio and increased deposit portfolio. Net loans receivable decreased $30.0 million, or 8.2%, from $364.8 million at September 30, 2011 to $334.8 million at September 30, 2012. The decrease relates primarily to a decline in residential mortgages due to accelerated repayments and sales of new loan production. The Company has employed a strategy of selling newly originated long term fixed rate residential loans into the secondary loan market. Management's portfolio lending strategy remains focused on commercial real estate, commercial business and home equity lending.

Deposits increased by $16.3 million, or 3.0%, from $550.0 million at September 30, 2011 to $566.4 million at September 30, 2012. The Bank has been successful in attracting new deposits without increasing the overall cost for such funds.

Stockholders' equity increased by $3.2 million, or 6.1%, from $52.0 million at September 30, 2011 to $55.1 million at September 30, 2012. This increase was due primarily to net income earned during the period, and an increase in accumulated other comprehensive income.

Asset Quality. At September 30, 2012, we had $21.5 million in nonperforming assets, consisting of $472,000 in single-family owner occupied residential loans, $2.1 million in single-family rental property loans, $3.0 million in commercial loans, $7.6 million in construction loans, $6.6 million in accruing TDR's, and $1.7 million in other real estate owned. Included in the above-noted nonperforming loans are $9.3 million in total troubled debt restructurings, of which $7.3 million are not delinquent. Reporting guidance requires disclosure of these loans as nonperforming even though they are current in terms of modified loan payments. At September 30, 2011, we had $20.6 million in nonperforming assets, consisting of $1.0 in single-family residential loans, $6.7 million in single-family rental property loans, $5.1 million in commercial loans, $4.5 million in construction loans, $214,000 in commercial lines of credit, $50,000 in commercial leases, $20,000 in consumer loans and $3.0 million in other real estate owned. Included in the above-noted nonperforming loans are $8.7 million in troubled debt restructurings, of which $8.6 million were not delinquent. Reporting guidance requires disclosure of these loans as nonperforming even though they are current in terms of modified loan payments.

As noted above, nonperforming loans increased slightly during the fiscal year ended September 30, 2012 as compared to the prior year. Although fluctuations in problem assets have occurred within most loan categories, a significant portion of nonperforming loans continue to be represented by single-family rental properties. In general, these properties are owned by investors who have been negatively impacted by the protracted downturn in economic conditions, which has made debt service payments more difficult. Where deemed appropriate, the Bank has actively worked with certain of these borrowers in modifying terms to ease cash flow difficulties. Typical loan modifications include lowering rates, deferring payments or extending repayment terms. Changes in loan terms such as these require reporting of the loans as Troubled Debt Restructurings, and consequently as nonperforming loans, even though they may be current with loan payments as modified. Loan terms generally revert back to original commitments as borrowers' positions stabilize.

Our net charge-offs for the year ended September 30, 2012 were $498,000 compared to the year ended September 30, 2011 of $4.0 million. Our allowance for loan losses was $5.5 million at September 30, 2012 compared to $4.8 million at September 30, 2011.

Comparison of Operating Results for the Years Ended September 30, 2012 and 2011

Net Income. Net income available to common shareholders was $1.8 million for the twelve months ended September 30, 2012 compared to net loss of $457,000 for the twelve months ended September 30, 2011. The increase in net income was primarily due to increases in net interest income and other income along with decreases in provisions for losses on loans, non-interest expenses and preferred stock dividends.

Net Interest Income. Net interest income increased by $709,000, or 3.9%, from $18.4 million for the twelve months ended September 30, 2011 to $19.1 million for the twelve months ended September 30, 2012. The increase in net interest income primarily was due to higher average balances on mortgage-backed securities and a declining cost of funds rate on the deposit portfolio. These increases were partially offset by a decrease in loan volume and yield on the mortgage-backed securities portfolio.

Interest Income. Interest income decreased by $864,000, or 3.2% from $26.9 million for the twelve months ended September 30, 2011 to $26.1 million for the twelve months ended September 30, 2012. Interest and fees on loans decreased by $2.0 million, or 8.6%, from $22.9 million for the twelve months ended September 30, 2011 to $20.9 million for the twelve months ended September 30, 2012. This was primarily due to lower average balances on loans as the portfolio continued to decline. Average loans declined by $36.6 million during the twelve months ended September 30, 2012 as compared to the same period in 2011. This decline was partially offset by an increase in interest on mortgage-backed securities of $1.3 million, or 37.0% from $3.4 million for the twelve months ended September 30, 2011 to $4.6 million for the twelve months ended September 30, 2012. This increase was primarily due to higher average balances on mortgage-backed securities. The average balance of mortgage-backed securities increased by $97.5 million, from $96.6 million during the twelve months ended September 30, 2011 to $194.1 million during the twelve months ended September 30, 2012. The Company continues to invest in securities to supplement the declining loan portfolio and deploy available excess liquidity.

Interest Expense. Interest expense, which consists of interest on deposits, interest on junior subordinated debentures and other interest expense, decreased from $8.5 million for the twelve months ended September 30, 2011 to $7.0 million for the twelve months ended September 30, 2012, a decrease of $1.6 million or 18.4%. Interest on deposits decreased $1.6 million, or 20.3%, from $7.9 million for the twelve months ended September 30, 2011 to $6.3 million for the twelve months ended September 30, 2012. This decrease was due to the decrease in the average cost of deposits of 32 basis points from 1.45% for the twelve months ended September 30, 2011 to 1.13% for the twelve months ended September 30, 2012. This decrease in interest expense was partially offset by an increase in the average balance of deposits of $15.2 million, or 2.8%, from $546.4 million for the twelve months ended September 30, 2011 to $561.6 million for the twelve months ended September 30, 2012.

Provision for Loan Losses. We charge or credit to income provisions for loan losses to maintain the total allowance for loan losses at a level we consider adequate to provide for losses inherent in the loan portfolio as of the balance sheet date. In determining the provision, we consider a number of factors such as reviews of impaired loans, existing loan levels, prior loss experience, current economic conditions and the probability of these conditions affecting existing loans. During the twelve months ended September 30, 2012 we established additional provisions for losses on loans of $1.2 million, as compared to a provision of $2.1 million for the twelve months ended September 30, 2011, resulting in a decline of $900,000, or 42.9%, during the fiscal year ended September 30, 2012 as compared with the prior fiscal year. The decline in provision for losses on loans was primarily due to a substantial decrease in loan charge-offs, as described below.

Loan charge-offs for the twelve months ended September 30, 2012 were $571,000 compared to $4.0 million for the twelve months ended September 30, 2011. Loan recoveries were $73,000 for the twelve months ended September 30, 2012 compared to $80,000 for the twelve months ended September 30, 2011. Specific reserves are charged off when properties are foreclosed upon and transferred to Foreclosed Real Estate. For additional information see "— *Asset Quality.*"

Other Income. Other income increased $448,000, or 22.4%, from $2.0 million for the twelve months ended September 30, 2011 to $2.5 million for the twelve months ended September 30, 2012. The increase in other income for the twelve months ended September 30, 2012 was primarily attributable to an increase in gains on sale of repossessed assets of $448,000 from $7,000 for the twelve months ended September 30, 2011 to $455,000 for the twelve months ended September 30, 2012. Income from Bank Owned Life Insurance also increased by $85,000, or 15.3% from $556,000 for the twelve months ended September 30, 2011 to $641,000 for the twelve months ended September 30, 2012. These increases were partially offset by higher other-than-temporary impairment charges of $70,000, or 23.3% from $300,000 for the twelve months ended September 30, 2011, to $370,000 for the twelve months ended September 30, 2012. There was also a decrease in mortgage banking operations by $31,000, or 22.3% from $139,000 for the twelve months ended September 30, 2011 to $108,000 for the twelve months ended September 30, 2012

Noninterest Expenses. Total noninterest expenses decreased by $712,000, or 3.9%, from $18.3 million for the twelve months ended September 30, 2011 to $17.6 million for the twelve months ended September 30, 2012. This overall decline was due to decreases in several expense categories compared to the corresponding period of the prior year, including Occupancy, Data Processing, FDIC premiums, Property and equipment, Professional fees, Advertising, and a provision for loss on foreclosed real estate. The Company has successfully implemented a variety of expense reduction initiatives that have favorably impacted operating expenses. Occupancy expense decreased by $175,000, or 6.9% from $2.5 million for the twelve months ended September 30, 2011 to $2.4 million for the twelve months ended September 30, 2012. Subsequent to September 30, 2011, the Company closed one branch office and purchased another branch office that was previously leased. Both of these events helped to reduce occupancy costs. Data Processing expenses decreased by $423,000, or 24.4% from $1.7 million for the twelve months ended September 30, 2011 to $1.3 for the twelve months ended September 30, 2012. The Company has benefited from terms of a renewed service agreement with its primary third party data processor. Federal Insurance premiums decreased by $199,000, or 23.3% from $853,000 for the twelve months ended September 30, 2011 to $654,000 for the twelve months ended September 30, 2012. FDIC insurance premiums have declined as a result of the agency's revised assessment formulas. Property and equipment expense decreased by $47,000, or 7.9%, from $599,000 for the twelve months ended September 30, 2011 to $552,000 for the twelve months ended September 30, 2012, primarily due to reduced depreciation expense as certain capitalized fixed assets have become fully depreciated. Professional fees decreased $146,000, or 22.2% from $657,000 for the twelve months ended September 30, 2011 to $511,000 for the twelve months ended September 30, 2012, primarily due to reduced legal fees. Advertising expense decreased $102,000, or 24.3% from $420,000 for the twelve months ended September 30, 2011 to $318,000 for the twelve months ended September 30, 2012. The Company has significantly reduced its marketing budget in comparison with the prior fiscal year. Provision for loss on foreclosed real estate declined by $334,000, or 100%, from $334,000 for the twelve months ended September 30, 2011, to $0 for the twelve months ended September 30, 2012. There were no additional provisions for loss deemed necessary during the current fiscal year. These decreases to non-interest expense were partially offset by increases in salaries and related expenses, provision for loss on premises held for sale and foreclosure and impaired loan expense. Salaries and related benefits increased by $587,000, or 5.9% from $9.9 million for the twelve months ended September 30, 2011 to $10.5 million for the twelve months ended September 30, 2012. The increase related primarily to additional personnel and increased benefits costs. There was a loss of $150,000 on property and equipment held for sale for the twelve months ended September 30, 2012 as compared to no loss for the twelve months ended September 30, 2011. This loss relates to the consolidation of two branch offices and the potential sale of one of the buildings. Foreclosure and impaired loan expense increased by $117,000, or 39.1%, from $299,000 for the twelve months ended September 30, 2011 to $416,000 for the twelve months ended September 30, 2012 primarily due to increased Foreclosed real estate during the period.

Income Taxes. Our income tax expense (benefit) was $920,000 and $(165,000) for the twelve months ended September 30, 2012 and 2011, respectively. The change in income taxes for the twelve months ended September 30, 2012 as compared to the same period in the prior year was primarily due to increased pretax earnings.

Preferred Stock Dividends and Discount Accretion. In January of 2011 the Company purchased all $10.8 million of it's Cumulative Perpetual Series A Preferred Stocks issued to the U.S. Treasury in March 2008 pursuant to TARP. The redemption resulted in accelerated accretion of remaining discounts on the stock. This accretion combined with dividends on the stock, totaled $573,000 during the fiscal year ended September 30, 2011. No such dividends or discount accretion took place during the fiscal year ended September 30, 2012 since the stock was repurchased during the prior fiscal year.

Liquidity and Capital Resources

At September 30, 2012, the Bank and the Company exceeded all regulatory minimum capital requirements. For information regarding the capital levels and corresponding regulatory requirements at September 30, 2012, see Note 15 of Notes to Consolidated Financial Statements

The Company's primary sources of funds are deposits and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The primary investing activities of the Bank are the origination of loans and the purchase of investment securities and mortgage-backed securities. During the years ended September 30, 2012 and 2011, the Bank had $50.0 million and $53.6 million, respectively, of loan originations. During the year ended September 30, 2012, the Company did not purchase any investment securities. During the year ended September 30, 2011, the Company purchased investment securities in the amount of $15.6 million. During the years ended September 30, 2012 and 2011, the Company purchased mortgage-backed securities in the amounts of $103.0 million and $100.2 million, respectively. The primary financing activity of the Company is the attraction of savings deposits.

The Company has other sources of liquidity if there is a need for funds. The Bank had the ability to obtain advances from the Federal Home Loan Bank of Atlanta up to $84.5 million at September 30, 2012 and an available line of credit at Manufacturers and Traders Trust Company for $5.0 million. The Company also has the availability to borrow from the discount window at the Federal Reserve Bank. Management seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. Because liquid assets generally provide for lower rates of return, the Bank's relatively high liquidity will, to a certain extent, result in lower rates of return on assets.

The Company's most liquid assets are cash, interest-bearing deposits in other banks and federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2012, cash, interest-bearing deposits in other banks and federal funds sold totaled $8.4 million, $11.5 million and $31.0 million, respectively.

The Company anticipates that it will have sufficient funds available to meet its current commitments. Certificates of deposit which are scheduled to mature in less than one year at September 30, 2012 totaled $128.6 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Bank. The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party. The Bank generally requires collateral or other security to support financial instruments with off-balance-sheet credit risk. At September 30, 2012, the Bank had commitments under standby letters of credit, lines of credit and commitments to originate mortgage loans of $390,000, $32.2 million and $10.8 million, respectively. See Note 3 of Notes to The Consolidated Financial Statements.

In June 2002, BCSB Bankcorp issued $12,887,000 of junior subordinated debentures to BCSB Bankcorp Capital Trust I, a Delaware business trust, in which BCSB Bancorp now owns all of the common equity. The debentures carry a rate of 3.65% over the three month LIBOR rate, and reset quarterly. The rate was 4.10% at September 30, 2012. The debentures are the sole asset of BCSB Bankcorp Capital Trust I. BCSB Bankcorp Capital Trust I issued $12,500,000 of mandatory redeemable preferred securities to investors. BCSB Bancorp's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by BCSB Bancorp of BCSB Bankcorp Capital Trust I's obligations under the preferred securities. The preferred securities are redeemable by BCSB at anytime at par, plus accrued interest. The Company used a portion of the net proceeds that it retained its 2008 public stock offering to redeem $6.2 million of the $12.5 million in outstanding trust preferred securities.

In September 2003, BCSB Bankcorp issued $10,310,000 of junior subordinated debentures to BCSB Bankcorp Capital Trust II, a Delaware business trust, in which BCSB Bancorp now owns all of the common equity. The debentures carry a rate of 3.00% over the three month LIBOR rate, and reset quarterly. The rate was 3.45% at September 30, 2012. The debentures are the sole asset of BCSB Bankcorp Capital Trust II. BCSB Bankcorp Capital Trust II issued $10,000,000 of mandatory redeemable preferred securities to investors. BCSB Bancorp's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by BCSB Bancorp of BCSB Bankcorp Capital Trust II's obligations under the preferred securities. The preferred securities are redeemable by BCSB at anytime at par, plus accrued interest.

Pursuant to these trust preferred securities, the Company, must make quarterly interest payments, which totaled $644,000 during the year ended September 30, 2012 and $608,000 during the year ended September 30, 2011.

On January 26, 2011 the Company repurchased all $10.8 million of Series A Preferred Stock issued to the U.S. Treasury in December 2008 pursuant to the TARP Capital Purchase Program. BCSB completed the repayment without raising additional capital. The warrant issued to the U.S. Treasury to purchase 183,465 shares of the Company's common stock at $8.83 per share, par value $0.01 per share, has not been repurchased and remains outstanding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	September 30, 2012	September 30, 2011
	(In thousands)	
Commitments to originate new loans	$ 10,758	$ 6,592
Unfunded commitments to extend credit under existing equity line and commercial lines of credit	32,225	33,831
Commercial letters of credit	390	401

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments for the unfunded portion of equity lines are for a term of 20 years, and commercial lines of credit are generally on demand and reaffirmed an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Contractual Obligations

The following table sets forth the Company's contractual obligations as of September 30, 2012.

	Payments Due by Period				
	Less than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
			(In thousands)		
Time deposits	$ 128,580	$ 126,517	$ 15,452	$ --	$ 270,549
Junior subordinated debenture	--	--	--	17,011	17,011
Lease obligations	1,056	3,408	1,207	11,578	17,249
Total contractual cash obligations	$ 129,636	$ 129,925	$ 16,659	$ 28,589	$ 304,809

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off-Balance Sheet Arrangements

As of the date of this Annual Report on Form 10-K, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the guarantees made by the Company with respect to the trust preferred securities issued by each of the Business Trust and the Statutory Trust, which are discussed in the "*--Liquidity and Capital Resources*" subsection of this Annual Report and in Note 9 to the Notes to The Consolidated Financial Statements. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. Additionally, the Bank does have commitments to originate loans in the ordinary course of business, as disclosed herein.

Impact of New Accounting Standards

In April, 2011, the FASB issued ASU No. 2011 -03, "*Reconsideration of Effective Control for Repurchase Agreements.*" ASU No. 2011 -03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments in ASU No. 2012 -03 remove from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. ASU No. 2012 -03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The guidance was effective for the Company's reporting period ended June 30, 2012. The guidance was applied prospectively to transactions or modifications of existing transaction that occur on or after January 1, 2012 and did not have a material impact on the Company's statements of income and condition.

In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures About Offsetting Assets and Liabilities."* This project began as an attempt to converge the offsetting requirements under U.S. GAAP and IFRS. However, as the Boards were not able to reach a converged solution with regards to offsetting requirements, the Boards developed convergent disclosure requirements to assist in reconciling differences in the offsetting requirements under U.S. GAAP and IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. ASU No. 2011-11 also requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. ASU No. 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. As the provisions of ASU No. 2011-11 only impact the disclosure requirements related to the offsetting of assets and liabilities, the adoption will have no impact on the Company's Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This item is not applicable as the Company is a smaller reporting company.

Item 8. Financial Statements and Supplementary Data

The information required by this item is included herein beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) **Internal Control Over Financial Reporting**


BCSB
BCSB BANCORP, INC.

BCSB BANCORP, INC.

Mailing Address: P.O. Box 397, Perry Hall, MD 21128
Office Location: 4111 E. Joppa Road, Baltimore, MD 21236
410-256-5000
www.baltcosavings.com
E-Mail: info@bcsb.net

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of BCSB Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on the best estimates and judgments of management.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of the company's financial reporting and the preparation and presentation of financial statements for external reporting purposes in conformity with accounting principles generally accepted in the United States of America, as well as to safeguard assets from unauthorized use or disposition. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audit with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the company's internal control over financial reporting as of September 30, 2012 based upon criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment and on the forgoing criteria, management has concluded that, as of September 30, 2012, the Company's internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" or "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

/s/ Joseph J. Bouffard	/s/ Anthony R. Cole
Joseph J. Bouffard	Anthony R. Cole
President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

(c) Changes to Internal Control Over Financial Reporting

During the year ended September 30, 2012, we completed the implementation of a new general ledger and accounts payable application. The upgrade was not made in response to any deficiency or weakness in our internal controls. There were no changes in our system of internal control over financial reporting (as such term is defined in exchange Act Rule 13a-15(f)) during the year ended September 30, 2012 that have materially affected, or are reasonable likely to materially affect, the Company's internal controls over financial reporting

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The information relating to the directors of the Company is incorporated herein by reference to the section captioned *"Items to be Voted Upon by Stockholders – Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement").

Executive Officers

The information relating to executive officers of the Company is incorporated herein by reference to Item 1, *"Business – Executive Officers"* in this Annual Report on Form 10-K.

Corporate Governance

The information regarding the Company's Audit Committee and audit committee financial expert is incorporated hereby by reference to the section captioned *"Corporate Governance – Committees of the Board of Directors – Audit/Committee"* in the Proxy Statement.

Compliance with Section 16(a) of the Exchange Act

The information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the cover page of this Annual Report on Form 10-K and the section captioned *"Other Information Relating to Directors and Executive Officers – Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

Code of Ethics

The Company and its subsidiaries have adopted a code of ethics which applies to all of their directors, officers and employees and thus applies to the Company's principal executive officer, principal financial officer and principal accounting officer. The code of ethics is posted on the Company website www.baltcosavings.com/about-bcsb/stockholders_relations.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections captioned *"Director Compensation"* and *"Executive Compensation"* in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) **Security Ownership of Certain Beneficial Owners.** Information with respect to security ownership of certain beneficial owners required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) **Security Ownership of Management.** Information with respect to security ownership of management required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) **Changes in Control.** Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) **Equity Compensation Plans.** The following table sets forth certain information with respect to the Company's equity compensation plans as of September 30, 2012.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	240,653	$ 11.49	--
Equity compensation plans not approved by security holders	--	--	--
Total	240,653	$ 11.49	--

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers – Transactions with Related Persons"* in the Proxy Statement.

Corporate Governance

With respect to the information regarding director independence, the section captioned *"Corporate Governance–Director Independence"* in the proxy statement incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section captioned *"Audit Related Matters – Audit Fees"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of Documents Filed as Part of this Report

(1) ***Financial Statements***. The following consolidated financial statements appear beginning on page F-1 in this annual report on form 10K):

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition as of September 30, 2012 and 2011
Consolidated Statements of Operations for the Years Ended September 30, 2012 and 2011
Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 2012 and 2011
Consolidated Statements of Comprehensive Income for the Years Ended September 30, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended September 30, 2012 and 2011
Notes to Consolidated Financial Statements

(b) **Exhibits.** The following is a list of exhibits filed as part of this Annual Report on Form 10-K and is also the Exhibit Index.

No.	Description
3.1	Articles of Incorporation of BCSB Bancorp, Inc. (1)
3.2	Amended and Restated Bylaws of BCSB Bancorp, Inc. (2)
4.1	Form of Common Stock Certificate of BCSB Bancorp, Inc. (1)
4.2	Articles Supplementary establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of BCSB Bancorp, Inc. (3)
4.3	Warrant to Purchase 183,465 Shares of Common Stock of BCSB Bancorp, Inc. (3)
4.4	Indenture between BCSB Bankcorp, Inc. and Wells Fargo, N.A. dated June 30, 2002 (4)
4.5	Form of Floating Rate Junior Subordinated Deferrable Interest Debenture (Exhibit A to Exhibit 4.5) (4)
4.6	Indenture between BCSB Bankcorp, Inc. and Wells Fargo, N.A. dated September 30, 2003 (4)
4.7	Form of Junior Subordinated Debt Securities (Exhibit A to Exhibit 4.6) (4)
10.1	Employment Agreement by and between Baltimore County Savings Bank, F.S.B. and Joseph J. Bouffard + (1)
10.2	Amendment to Employment Agreement by and between Baltimore County Savings Bank, F.S.B. and Joseph J. Bouffard + (5)
10.3	Amended and Restated Change in Control Severance Agreement by and between Baltimore County Savings Bank, F.S.B. and Bonnie M. Klein + (1)
10.4	Amended and Restated Change in Control Severance Agreement by and between Baltimore County Savings Bank, F.S.B. and David M. Meadows + (1)
10.5	Amended and Restated Change in Control Severance Agreement between Baltimore County Savings Bank, F.S.B., BCSB Bancorp, Inc. and Anthony R. Cole + (1)
10.6	Amendment to Change in Control Severance Agreement between Baltimore County Savings Bank, F.S.B., BCSB Bancorp, Inc. and Anthony R. Cole + (5)
10.7	Amended and Restated Change in Control Severance Agreement between Baltimore County Savings Bank, F.S.B. and Daniel R. Wernecke + (1)
10.8	Amendment to Change in Control Severance Agreement between Baltimore County Savings Bank, F.S.B. and each of David M. Meadows, Bonnie M. Klein and Daniel R. Wernecke + (5)
10.9	Supplemental Executive Retirement Agreement by Baltimore County Savings Bank, F.S.B. and Bonnie M. Klein + (1)
10.10	Supplemental Executive Retirement Agreement by Baltimore County Savings Bank, F.S.B. and David M. Meadows + (1)
10.11	Baltimore County Savings Bank, F.S.B. Amended and Restated Deferred Compensation Plan + (1)

10.12	BCSB Bancorp, Inc. Management Recognition Plan and Trust + (1)
10.13	BCSB Bancorp, Inc. 1999 Stock Option Plan + (1)
10.14	BCSB Bancorp, Inc. 2009 Equity Incentive Plan + (6)
10.15	Baltimore County Savings Bank, F.S.B. Supplemental Director Retirement Agreement + (1)
10.16	Baltimore County Savings Bank, F.S.B. Survivor Income Plan + (1)
10.17	Baltimore County Savings Bank F.S.B. Supplemental Executive Retirement Plan + (7)
10.18	Trust Preferred Securities Guarantee Agreement by and between BCSB Bankcorp, Inc. and Wells Fargo, N.A. dated June 30, 2002 (4)
10.19	Guarantee Agreement by and between BCSB Bankcorp, Inc. and Wells Fargo, N.A,. dated September 30, 2004 (4)
10.20	Standstill Agreement, dated July 29, 2011, between BCSB Bancorp, Inc. and Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., Goodbody/PL Capital, L.P., PL Capital, LLC, PL Capital Advisors, LLC, Goodbody/PL Capital, LLC, John W. Palmer and Richard J. Lashley (8)
10.21	Amendment to Supplemental Executive Retirement Plan between Baltimore County Savings Bank and each of Joseph J. Bouffard, Anthony R. Cole and Daniel R. Wernecke (9)
10.22	Credit Agreement, dated January 18, 2011 by and between BCSB Bancorp, Inc. and Manufacturers and Traders Trust Company (10)
14	Code of Ethics (5)
21	Subsidiaries of the Registrant
23.1	Consent of Stegman & Company
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications
101*	The following materials from the Company's Annual Report on Form 10-K for the Year Ended September 30, 2012 formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Condition; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Stockholders' Equity' (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements.

\+ Management contract or compensatory agreement or arrangement.

(1) Incorporated herein by reference from the Company's Registration Statement on Form S-1 (File No. 333-148745).

(2) Incorporated herein by reference from the Company's Current Report on Form 8-K filed on March 25, 2009 (File No. 0-53163).

(3) Incorporated herein by reference from the Company's Current Report on Form 8-K filed on December 23, 2008 (File No. 0-53163).

(4) Incorporated herein by reference from BCSB Bankcorp, Inc.'s Annual Report on Form 10-K for the year ended September 30, 2003 (File No. 0-24589).

(5) Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 2008 (File No. 0-53163).

(6) Incorporated herein by reference to the Company's definitive proxy statement for the 2009 annual meeting of shareholders filed with the SEC on April 10, 2009 (File No. 0-53163).

(7) Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 2010 (File No. 0-53163).

(8) Incorporated herein by reference from the Company's Current Report on Form 8-K filed on August 3, 2011 (File No. 0-53163).

(9) Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 0-53163).

(10) Incorporated herein by reference to the Company's Current Report on Form 8-K filed on January 24, 2011 (File No. 0-53163).

* Furnished, not filed

[THIS PAGE INTENTIONALLY LEFT BLANK]

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
BCSB Bancorp, Inc.
Baltimore, Maryland

We have audited the consolidated statements of financial condition of BCSB Bancorp, Inc. and Subsidiaries (the "Company") as of September 30, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended September 30, 2012. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.



Baltimore, Maryland
December 28, 2012

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman.com

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2012	September 30, 2011
	(Dollars in thousands except per share data)	
Assets		
Cash	$ 8,389	$8,139
Interest bearing deposits in other banks	11,501	12,839
Federal funds sold	31,034	39,130
Cash and cash equivalents	50,924	60,108
Investment securities, available for sale	4,628	6,919
Loans available for sale	806	--
Loans receivable, net of allowances of $5,470 and $4,768	334,810	364,843
Mortgage backed securities, available for sale	213,563	150,879
Foreclosed real estate	1,674	2,999
Premises and equipment, net	10,080	9,932
Premises and equipment, net, held for sale	208	--
Federal Home Loan Bank of Atlanta stock, at cost	959	1,124
Federal Reserve Bank stock, at cost	1,381	--
Bank owned life insurance	16,869	16,228
Accrued interest and other assets	9,197	11,824
Total assets	$645,099	$624,856
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 35,264	$30,121
Interest-bearing	531,092	519,893
Total deposits	566,356	550,014
Junior subordinated debentures	17,011	17,011
Other liabilities	6,593	5,872
Total liabilities	589,960	572,897
Commitments and contingencies (Notes 3, 4, 5, 7, 8, 9, 10, 11, 12 ,13,14,15,16, and 17)		
Stockholders' Equity		
Common stock (par value $.01 – 50,000,000 authorized; 3,188,665 and 3,192,119 shares issued and outstanding at September 30, 2012 and September 30, 2011, respectively)	32	32
Stock warrants	481	481
Additional paid-in capital	39,880	39,510
Obligation under rabbi trust	1,013	1,014
Retained earnings	14,041	12,241
Accumulated other comprehensive income, net of related deferred tax effect	1,511	583
Employee stock ownership plan	(855)	(937)
Stock held by rabbi trust	(964)	(965)
Total stockholders' equity	55,139	51,959
Total liabilities and stockholders' equity	$645,099	$624,856

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF OPERATIONS

	For Years Ended September 30,	
	2012	2011
	(Dollars in thousands except per share data)	
Interest Income		
Interest and fees on loans	$20,929	$22,909
Interest on mortgage backed securities	4,639	3,386
Interest and dividends on investment securities	373	413
Other interest income	130	227
Total interest income	26,071	26,935
Interest Expense		
Interest on deposits	6,333	7,942
Other interest expense- debentures	644	608
Total interest expense	6,977	8,550
Net interest income	19,094	18,385
Provision for losses on loans	1,200	2,100
Net interest income after provision for losses on loans	17,894	16,285
Other Income		
Total other-than-temporary impairment charges	(347)	(647)
Less: Portion included in other comprehensive income (pre-tax)	(23)	347
Net other-than-temporary impairment charges on securities available for sale	(370)	(300)
Gain on repossessed assets	455	7
Mortgage banking operations	108	139
Fees on transaction accounts	612	616
Income from bank owned life insurance	641	556
Miscellaneous income	1,004	984
Total other income	2,450	2,002
Noninterest Expenses		
Salaries and related expense	10,516	9,929
Occupancy expense	2,359	2,534
Data processing expense	1,312	1,735
Federal deposit insurance premiums	654	853
Property and equipment expense	552	599
Professional fees	511	657
Advertising	318	420
Telephone, postage and office supplies	311	308
Provision for loss on foreclosed real estate	--	334
Provision for loss on premises held for sale	150	--
Foreclosure and impaired loan expenses	416	299
Other expenses	525	668
Total noninterest expenses	17,624	18,336
Income (loss) before income tax expense (benefit)	2,720	(49)
Income tax expense (benefit)	920	(165)
Net income	1,800	116
Preferred stock dividends and discount accretion	--	(573)
Net income (loss) available to common shareholders	$ 1,800	$ (457)
Per Share Data:		
Basic earnings (loss) per common share	$ 0.58	$(0.15)
Diluted earnings (loss) per common share	$ 0.56	$(0.15)
Dividends per common share	$ --	$ --

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,	
	2012	2011
	(In thousands)	
Net income	$1,800	$ $116
Adjustment for loss on sale of mortgage-backed securities	(6)	--
Other comprehensive income net of tax:		
Unrealized net holding gains on		
Available-for-sale portfolios, net of tax of $604 and $643, respectively	934	988
Comprehensive income	$2,728	$1,104

The accompanying notes to consolidated financial statements are an integral part of these statements

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

	Preferred Stock	Common Stock	Stock Warrants	Additional Paid-In Capital	Obligation Under Rabbi Trust	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Employee Stock Ownership Plan	Stock Held By Rabbi Trust	Total Stockholders' Equity
					(Dollars in thousands except per share data)					
Balance – September 30, 2010	$10,469	$31	$481	$ 39,084	$1,002	$12,698	$ (405)	$(1,017)	$(953)	$61,390
Preferred stock discount accretion	--	--			--	(332)	--	--	--	(332)
Repurchase of preferred stock	(10,469)									(10,469)
Newly authorized shares for MRP plan		1		(1)						--
Compensation under stock based benefit plans	--	--	--	427	--	--	--	80	--	507
Dividends on preferred stock					--	(241)	--	--	--	(241)
Acquisition of stock for rabbi trust					67	--			(67)	--
Distribution of stock for rabbi trust	--	--	--		(55)	--	--	--	55	--
Net income for the year ended September 30, 2011	--	--	--		--	116	--	--	--	116
Net change in unrealized gain on investment securities and mortgage backed securities, net of tax of $643	--	--	--		--	-- --	988	--	--	988
Balance – September 30, 2011	--	32	481	39,510	1,014	12,241	583	(937)	(965)	51,959
Compensation under stock based benefit plans	--	--	--	410	--	--	--	82	--	492
Repurchase of Common Stock				(40)						(40)
Acquisition of stock for rabbi trust					53				(53)	--
Distribution of stock for rabbi trust	--	--	--		(54)	--	--	--	54	--
Net income for the year ended September 30, 2012	--	--	--		--	1,800	--	--	--	1,800
Net change in unrealized gain on investment securities and mortgage backed securities, net of tax of $604	--	--	--		--	--	928	--	--	928
Balance – September 30, 2012	$ --	$32	$481	$ 39,880	$1,013	$14,041	$1,511	$ (855)	$(964)	$55,139

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30, 2012	2011
	(Dollars in thousands)	
Operating Activities		
Net income	$ 1,800	$ 116
Adjustments to reconcile net income to net cash provided by operating activities		
Loss on sale of mortgage-backed securities	6	--
Other-than-temporary impairment charges on securities available for sale	370	300
Accretion of deferred loan fees, net	(245)	(208)
Non-cash compensation under stock-based benefit plan	492	507
Provision for losses on loans	1,200	2,100
Amortization of purchase premiums and discounts, net	797	433
Provision for depreciation	729	706
Provision for loss on premises held for sale	150	--
Gain on sale of real estate and repossessed assets	(455)	(7)
Increase in cash surrender value of bank owned life insurance	(641)	(556)
Provision for losses on foreclosed real estate	--	334
Decrease in accrued interest and other assets	2,009	1,506
Gain on sale of loans	(138)	(173)
Loans originated for sale	(11,067)	(13,231)
Proceeds from loans sold	10,399	14,339
Increase in other liabilities	794	58
Net cash provided by operating activities	$ 6,200	$ 6,224
Cash Flows from Investing Activities		
Purchase of bank owned life insurance	--	(17)
Proceeds from maturity of interest bearing deposits in other banks	--	100
Purchase of investment securities – available for sale	--	(15,600)
Proceeds from maturities of investment securities – available for sale	2,000	27,000
Net decrease in loans	27,852	18,038
Proceeds from sale of foreclosed real estate	3,006	--
Proceeds from sale of mortgage-backed securities-available for sale	1,225	--
Purchase of mortgage backed securities – available for sale	(103,022)	(100,238)
Principal collected on mortgage backed securities	39,775	15,628
Investment in premises and equipment	(1,234)	(2,813)
Redemption of Federal Home Loan Bank of Atlanta stock	165	255
Purchase of Federal Reserve Bank Stock	(1,433)	--
Redemption of Federal Reserve Bank Stock	52	--
Decrease in accounts payable trade date securities	--	(2,000)
Net cash (used) by investing activities	$(31,614)	$(59,647)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For Years Ended September 30, 2012	2011
	(Dollars in thousands)	
Cash Flows from Financing Activities		
Net increase in deposits	$16,342	$ 15,648
Net (decrease) increase in advances by borrowers for taxes and insurance	(72)	25
Repurchase of common stock	(40)	--
Repurchase of preferred stock	--	(10,800)
Dividends paid on preferred stock	--	(241)
Net cash provided by financing activities	16,230	4,632
Decrease in cash and cash equivalents	(9,184)	(48,791)
Cash and cash equivalents at beginning of period	60,108	108,899
Cash and cash equivalents at end of period	$50,924	$ 60,108
Supplemental Disclosure of Cash Flows Information:		
Cash paid during the period for:		
Interest	6,950	$ 8,464
Income taxes	200	$ 595
Supplemental Disclosure of Non-cash investing activity:		
Transfer from loans to real estate owned	1,226	$ 3,333
Transfer from real estate owned to loans	650	--
Transfer from premises and equipment to premises and equipment held for sale	208	--

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation - BCSB Bancorp, Inc. (the "Company") owns 100% of Baltimore County Savings Bank, and its subsidiaries (the "Bank"). The Bank owns 100% of Ebenezer Road, Inc. and Lyons Properties, LLC. The accompanying consolidated financial statements include the accounts and transactions of these companies on a consolidated basis since the date of incorporation. All intercompany transactions have been eliminated in the consolidated financial statements. Ebenezer Road, Inc. sells insurance products and Lyons Properties, LLC holds real estate owned through foreclosure or deeds in lieu of foreclosure.

Business - The Company's primary purpose is ownership of the Bank. The Bank's primary business activity is the acceptance of deposits from the general public in its market area and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal and State agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, valuations of foreclosed real estate, intangible assets, deferred income taxes and other-than-temporary impairment of investment securities.

Investments Securities and Mortgage Backed Securities – We designate securities into one of three categories at the time of purchase. Debt securities that we have the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt and equity securities are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at the estimated fair value, with unrealized gains and losses included in earnings. Debt securities not classified as held to maturity and debt and equity securities not classified as trading securities are considered available for sale and are reported at estimated fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of tax effects, in accumulated other comprehensive income.

Estimated fair value is determined based on bid prices received from third party pricing services. Gains or losses on the sale of investments are calculated using a specific-identification basis and are determined on a trade-date basis. Premiums and discounts on investment and mortgage-backed securities are amortized over the expected life of the security using the interest method.

A decline in the fair value of any available for sale or held to maturity security, below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment loss is bifurcated between that related to credit loss which is recognized in non-interest income and that related to all other factors which is recognized in other comprehensive income. To determine whether an impairment is other than temporary, the Company considers, among other thinks, the duration and the extent to which the fair value of an investment is less than its cost, changes in value subsequent to year end, forecast performance of the issuer, and whether the Company has the intent to hold the investment until market price recovery, or for debt securities whether the Company has the intent to sell the security or more likely than not will be required to sell the debt security before its anticipated recovery

Note 1 - Summary of Significant Accounting Policies-continued

Restricted Stock Investments - The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Atlanta ("FHLB") in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, the Bank's investment in this stock is carried at cost.

The Bank, as a state member of the Federal Reserve Bank must subscribe in capital stock in its district in an amount equal to six percent of its combined capital and surplus (but excluding retained earnings). Three percent of this amount must be paid in and the remaining three percent is on call.

Loans Receivable - Loans receivable are stated at unpaid principal balances, less undisbursed portion of loans in process, unearned interest on consumer loans, deferred loan origination fees and the allowance for loan losses, since management has the ability and intention to hold them to maturity.

Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct loan origination costs are deferred and recognized by the interest method over the contractual life of the related loan as an adjustment of yield.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful or when payment of principal and interest has become ninety days past due unless the obligation is well secured and in the process of collection. Specifically, interest payments received are recognized as interest income or, if the ultimate collectability of principal is in doubt, are applied to principal. .A loan is considered past due or delinquent when a contractual payment is not paid in the month it is due.

Loans Held for Sale – Loans held for sale are carried at lower of cost or market value in the aggregate. Market value is derived from secondary market quotations for similar instruments. Net unrealized losses are recognized through a valuation allowance by charges to income.

Allowance for Losses on Loans – An allowance for losses on loans is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The allowance consists of specific and general reserve components. For individual loans that are classified as impaired, an allowance is established when the collateral value, less estimated selling costs, of the impaired loan is lower than the carrying amount of that loan. The general reserve component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Loans deemed to be uncollectible are charged against the allowance for losses on loans and subsequent recoveries, if any, are credited to the allowance. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the state of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Note 1 - Summary of Significant Accounting Policies-continued

In accordance with the provisions of FASB's accounting standards codification, ("FASB ASC") Topic 310 "Receivables," the Bank determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Bank expects to collect all amounts due, including past-due interest. The Bank generally considers a period of delay in payment to include delinquency up to and including 90 days. The accounting codification requires that impaired loans be measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

ASC Topic 310 is generally applicable for all loans except large groups of smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage real estate development and certain restructured residential loans, including residential rental investor properties.

In addition, impaired loans are generally loans which management has placed in non-accrual status since loans are placed in non-accrual status on the earlier of the date that management determined that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past due. The Bank recognized interest income for impaired loans consistent with its method for non-accrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectability of principal is in doubt, are applied to principal.

Foreclosed Real Estate - Real estate acquired through foreclosure is recorded at the lower of cost or fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as previously described in Allowance for Loan Losses. In the event of a subsequent decline, management provides an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal cost. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached.

Loan Servicing and Mortgage Servicing Rights – The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated by calculating the net present values of the cash flows over the life of the loans. Impairment is determined on a loan by loan basis. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a loan exceeds its fair value.

Following is an analysis of the change in mortgage servicing rights for loans originated and sold during the year and the unamortized balance and change in mortgage servicing rights from loans originated and sold in prior periods:

	2012	2011
	(Dollars in thousands)	
Balance October 1,	$ 110	$ 212
Capitalized	--	--
Allowance for loss on Mortgage Servicing Rights	--	(22)
Amortization	(58)	(80)
Balance September 30,	$ 52	$ 110

Note 1 - Summary of Significant Accounting Policies-continued

Premises and Equipment - Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

Premises and Equipment, held for sale – Premises and equipment held for sale are recorded at net realizable value. The Board of Directors of Baltimore County Savings Bank recently made a decision to close the Hamilton branch and consolidate it into the Carney Branch. It is more likely than not that the building will be sold in the near future. Accordingly, the facility has been separately categorized as held for sale.

Income Taxes - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The provisions of Accounting for Uncertainty in Income Taxes, codified within FASB ASC 740 " Income Taxes," prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement for a tax position taken or expected to be taken in a tax return, FASB ASC 740 also provides guidance on derecognition, classifications, interest and penalties, accounting in interim periods, disclosure and transition. Tax positions must meet a more-likely-than-not recognition threshold in order for the related tax benefit to be recognized or continue to be recognized. As of September 30, 2012, 2011 and 2010, there were no unrecognized tax benefits. The Company does not anticipate the total mount of unrecognized tax benefits to significantly change within the next 12 months. The Company recognizes interest and penalties on income tax assessments or income tax refunds, where applicable, in the financial statements as a component of its provision for income taxes. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and city jurisdictions. The Company is no longer subject to federal and state income tax examinations for tax years prior to 2009.

Note 1 - Summary of Significant Accounting Policies-continued

Transfers of Financial Assets -Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Significant Group Concentrations of Credit Risk - Most of the Bank's activities are with customers located within the greater Baltimore metropolitan area. The Bank does not have any significant concentrations to any one industry or customer.

Earnings Per Share - Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. The basic and diluted weighted average shares outstanding for the years ended September 30, 2012 and 2011 are as follows:

	2012		
	Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands except per share data)		
Basic EPS			
Income to shareholders	$1,800	3,102	
Less preferred dividend	--		
Income available to common shareholders	1,800	3,102	$0.58
Diluted EPS			
Effect of dilutive shares	--	96	(.02)
Income available to common shareholders	$1,800	3,198	$0.56
	2011		
Basic EPS			
Income to shareholders	116	2,993	
Less preferred dividend	(573)		
Loss available to common shareholders	(457)	2,993	$(0.15)
Diluted EPS			
Effect of dilutive shares	--	70	--
Loss available to common shareholders	$(457)	3,063	$(0.15)

Options to purchase 60,454 shares which were outstanding at September 30, 2012 and 45,402 shares which were outstanding September 30, 2011, were not included in the computation of diluted EPS because the effect would have been anti-dilutive.

Note 1 - Summary of Significant Accounting Policies-continued

Statement of Cash Flows - In the statement of cash flows, cash and cash equivalents include cash, Federal Home Loan Bank of Atlanta overnight deposits, federal funds and certificates of deposit with an original maturity date less than ninety days.

Employee Stock Ownership Plan - The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with FASB's accounting standards codification (See Note 12). Allocated ESOP shares are considered to be outstanding for the computation of EPS as they are committed to be released.

Rabbi Trust - The Company established a rabbi trust to fund certain benefit plans. The Company accounts for these plans in accordance with FASB's accounting standards codification guidance. Until the plan benefits are paid, creditors may make claims against the assets if the Company becomes insolvent.

Advertising - All advertising costs are expensed as incurred.

Share-Based Compensation - Compensation expense for awards of equity instruments is recognized on a straight-line basis over the requisite service period based on the grant date fair value estimated in accordance with the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codifications ("ASC") 718 "Compensation-Stock Compensation"' Share-based compensation expense is included in Salaries and Related expenses in the consolidate statements of operations. The grant date fair value of stock options is estimated using the Black-Scholes option pricing model using assumptions for the expected option term, expected price volatility, risk-free interest rate, and expected dividend yield.

Segment Reporting - The Company acts as an independent community financial services provider, offering traditional banking and related financial services to individuals and business customers. The Bank offers a full array of commercial and retail financial services through its branch and automated teller machine networks. This includes taking time, savings and demand deposits, making of commercial, consumer and mortgage loans, and providing other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail and mortgage banking operations of the Bank. As such, segregated financial information is not available and segment reporting would not be meaningful.

Guarantees - The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year, which can be renewed depending upon the circumstances of the projects' progress. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company generally holds collateral and/or personal guarantees supporting these commitments. The Company has $390,000 of standby letters of credit as of September 30, 2012. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payment required under the corresponding guarantees. The current amount of the liability as of September 30, 2012 for guarantees under standby letters of credit issued is not material.

Note 1 - **Summary of Significant Accounting Policies- continued**

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities net of taxes, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

Bank Owned Life Insurance - The Company purchased single-premium life insurance policies on certain employees of the Company. Appreciation in the cash surrender value of the insurance policies is classified in non-interest income.

Core Deposit Intangible - The Company recognized a core deposit intangible as a result of the merger with WHG Bancshares Corporation in 2002. This deposit base is assumed to decay over time as funds are withdrawn by customers. Amortization is calculated using algebraic formulas taking into account current portfolio costs and the current short term LIBOR.

(dollars in thousands)	As of September 30, 2012	As of September 30, 2011
Core Deposit Intangible	$ 630	$ 630
Accumulated Amortization	(593)	(579)
Net Balance	$ 37	$ 51
Aggregate Amortization Expense		
For the year ended September 30, 2012	$ 14	
For the year ended September 30, 2011	24	
Estimated Amortization Expense		
For the year ending September 30, 2013	13	
For the year ending September 30, 2014	12	
For the year ending September 30, 2015	12	

Recent Accounting Pronouncements- In April, 2011, the FASB issued ASU No. 2011 -03, "*Reconsideration of Effective Control for Repurchase Agreements.*" ASU No. 2011 -03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments in ASU No. 2012 -03 remove from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. ASU No. 2012 -03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The guidance was effective for the Company's reporting period ended June 30, 2012. The guidance was applied prospectively to transactions or modifications of existing transaction that occur on or after January 1, 2012 and did not have a material impact on the Company's statements of income and condition.

In December 2011, the FASB issued ASU No. 2011-11, *"Disclosures About Offsetting Assets and Liabilities."* This project began as an attempt to converge the offsetting requirements under U.S. GAAP and IFRS. However, as the Boards were not able to reach a converged solution with regards to offsetting requirements, the Boards developed convergent disclosure requirements to assist in reconciling differences in the offsetting requirements under U.S. GAAP and IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. ASU No. 2011-11 also requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. ASU No. 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. As the provisions of ASU No. 2011-11 only impact the disclosure requirements related to the offsetting of assets and liabilities, the adoption will have no impact on the Company's Consolidated Financial Statements.

Recent Developments

The Board of Directors of Baltimore County Savings Bank recently made a decision to close the Hamilton branch and consolidate it into the Carney Branch. It is more likely than not that the building will be sold in the near future. Accordingly, the facility has been separately categorized as held for sale. In connection with this transaction, the Company recorded a provision for loss on premises held for sale of $150,000 during the twelve months ended September 30, 2012.

Note 2 - Investment Securities Available for Sale

The amortized cost and estimated fair values of investment securities available for sale are as follows as of September 30, 2012 and, 2011.

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
September 30, 2012				
Corporate Bonds	$4,880	$ --	$(352)	$4,528
Equity Investments	100	--	--	100
	$4,980	$ --	$(352)	$4,628
September 30, 2011				
US Government and Agency securities	2,000	1	--	2,001
Corporate Bonds	4,880	--	(62)	4,818
Equity Investments	100	--	--	100
	$6,980	$ 1	$(62)	$6,919

There were no sales of available for sale investment securities during the fiscal years ended September 30, 2012 or 2011.

The equity investment is carried at amortized cost. This represents stock owned by the Company in one local banking company.

Below is a schedule of investment securities with unrealized losses as of September 30, 2012 and 2011 and the length of time the individual security has been in a continuous unrealized loss position.

	September 30, 2012					
	Less than 12 months		*12 months or more*		*Total*	
(in thousands)	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*
Corporate Bonds	$ --	$ --	$4,528	$(352)	$4,528	$(352)
Total temporarily impaired securities	$ --	$ --	$4,528	$(352)	%4,528	$(352)

Note 2 - Investment Securities Available for Sale - continued

	September 30, 2011					
	Less than 12 months		*12 months or more*		*Total*	
(in thousands)	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*
Corporate Bonds	$3,442	$(58)	$1,376	$(4)	$4,818	$(62)
Total temporarily impaired securities	$3,442	$(58)	$1,376	$(4)	$4,818	$(62)

At September 30, 2012 and September 30, 2011 the Company had two investment securities in an unrealized loss position.

The following is a summary of investment securities by maturity:

	September 30, 2012	
(in thousands)	Amortized Cost	Fair Value
Available for sale:		
Corporate Bonds		
Due within 12 months	$ --	$ --
Due beyond 12 months but within five years	1,380	1,332
Due beyond five years but within ten years	3,500	3,196
Due beyond ten years	--	--
Total Corporate Bonds	4,880	4,528
Total Investment Securities	$ 4,880	$ 4,528

Note 3 - Loans Receivable

Loans receivable at September 30, 2012 and 2011 consist of the following:

(in thousands)	September 30, 2012	September 30, 2011
Single-family residential mortgages	$76,823	$92,924
Single-family rental property loans	62,111	64,715
Commercial real estate loans	141,364	142,630
Construction loans	21,396	29,377
Commercial loans secured	71	501
Commercial loans unsecured	60	69
Commercial lease loans	20	312
Commercial lines of credit	9,952	7,919
Automobile loans	437	1,009
Home equity lines of credit	32,840	33,649
Other consumer loans	1,714	2,007
	346,788	375,112
Less - undisbursed portion of loans in process	(6,467)	(5,304)
- unearned interest	(3)	(4)
- deferred loan origination fees and costs	(38)	(193)
- allowance for loans losses	(5,470)	(4,768)
	$334,810	$364,843

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A significant portion of the Bank's loans receivable include mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for multifamily residential, commercial and construction loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects. It is the Bank's strategy to sell most residential loan originations into the secondary market.

Automobile loans are secured by vehicles and home equity loans are secured by subordinated liens on real estate properties. Repayments of automobile loans and home equity loans are expected primarily from the cash flows of the borrowers.

Non-accrual loans totaled approximately $13.1 million, and $17.6 million, at September 30, 2012 and 2011, respectively. As of September 30, 2012, $2.0 million of loan loss allowances were allocated to all loans classified as impaired. At September 20, 2011, $1.1 million of loan loss allowances were allocated to all loans classified as impaired. Assets classified as troubled debt restructurings are included in nonperforming assets. The total of troubled debt restructurings are $9.3 million, of which $7.2 million are not delinquent based on their revised terms. Reporting guidance requires disclosure of these loans as non-performing even though they are current in terms of principal and/or interest payments.

Note 3 - Loans Receivable – continued

Interest income that would have been recorded under the original terms of non-accrual loans and the interest actually recognized for the years ended September 30, are summarized below:

(in thousands)	Years Ended September 30,	
	2012	2011
Interest income that would have been recognized	$1,065	$1,178
Interest income recognized	439	745
Interest income not recognized	$ 626	$433

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable from related parties:

(in thousands)	Years Ended September 30,	
	2012	2011
Beginning balance	$254	$290
New loans	31	--
Loan repayments	(29)	(36)
Ending balance	$256	$254

The Bank services loans for others. The amount of such loans serviced at September 30, 2012 and 2011 was $19.8 million and $25.6 million, respectively. At September 30, 2012 and 2011, the Bank had no loans sold with recourse.

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $216,000 and $290,000 at September 30, 2012 and 2011, respectively.

The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party. Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represents Credit Risk	Contract Amount at September 30,	
(in thousands)	2012	2011
Standby letters of credit	$ 390	$ 401
Commercial lines of credit	6,670	8,265
Home equity lines of credit	24,850	24,887
Loan commitments, fixed rates	10,758	6,592
Overdraft protection lines of credit	705	679

Note 3 - Loans Receivable – continued

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. In most instances, standby letters of credit are collateralized. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Home equity and commercial lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Rates on mortgage loan commitments for fixed rate loans ranged from 3.25% to 3.625% at September 30, 2012. There were two single family residential mortgage loan commitments for fixed rate loans at September 30, 2012. There were no single family residential mortgage loan commitments for variable rate loans or fixed rate home equity commitments at September 30, 2012 and 2011. Rates on home equity loan commitments, for variable rate loans, range from prime minus 1/2 % to prime, with some having a floor of 4.0%.

Rates on commercial loan commitments for fixed rate loans ranged from 4.75% to 5.50% and 6.16% to 6.75% at September 30, 2012 and 2011, respectively. There were no commercial loan commitments with variable rates at September 30, 2012, or September 30, 2011.

No amount was recognized in the statement of financial condition at September 30, 2012 and 2011, as liability for credit loss nor was any liability recognized for fees received for standby letters of credit.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans

Classes

For purposes of determining the allowance for loan losses, the Company has segmented certain loans in the portfolio by product type. Loans are segmented into the following pools: residential real estate loans, commercial, construction, home equity loans, automobile loans and other consumer loans. The company also separates these segments into classes based on the associated risks within these segments. Commercial loans are divided into the following five classes: construction, land acquisition and development, commercial loans secured by real estate, commercial loans unsecured and leases. Residential loans are divided into two classes, residential owner occupied and residential rental properties. Each class of loan requires significant judgment to determine the estimation method that fits the credit risk characteristics of its portfolio segment. Management must use judgment in establishing additional input metrics for the modeling process. Historical loss percentages are also utilized to assist in projecting potential future losses.

Based on credit risk assessment and management's analysis of leading predictors of losses, additional loss multipliers are applied to loan balances. During the period management has applied additional loss estimations based on the current environmental factors, geographical concentrations, the state of the local economy and current bankruptcy rates.

Impaired loans are reviewed individually for potential loss. In instances where loan balances exceed estimated realizable values, specific loss allocations are identified and established.

Under our methodology for calculating the allowance for loan losses, loss rates are determined for the following loan pools: construction, residential owner occupied, residential non-owner occupied, home equity loans, loan acquisition and development, secured commercial loans, unsecured commercial loans, leases and consumer loans. Loss rates are then applied to loan balances of these portfolio segments exclusive of loans with specific loss allocations that were reviewed individually. This methodology provides an in-depth analysis of the Bank's portfolio and reflects the probable inherent losses within it. Reserve allocations are then reviewed and consolidated. This process is performed on a quarterly basis.

During the twelve months ended September 30, 2012, we modified our loss reserve assessment approach to expand analysis of loss rates from a period of the previous one year to the prior two years on a rolling quarter-to-quarter basis. The result was then annualized and applied to loan pools specified above. Also during the twelve months ended September 30, 2012, the Company isolated a segment of the loan portfolio, residential non-owner occupied loans, to perform more detailed analysis for potential losses.

A two year look back period of charge-off experience is considered to more reasonably approximate current loss exposure within the portfolio. As mentioned above, we also employed a more detailed approach in reviewing residential non-owner occupied loans during the twelve months ended September 30, 2012. Loss rates for this category have been noticeably higher than other types of loans. Additionally, geographic concentration is considered to be more of a risk factor for this type of product. Loans within this category are segregated by internal risk ratings, with higher reserves allocated as risk ratings reflect more potential for loss.

Note 4- Disclosures About Credit Quality and the Allowance for Losses on Loans- continued

The Allowance for Losses and Recorded Investment in loans for the twelve months ended September 30, 2012 are as follows:

Allowance for Losses on Loans
For the period ended September 30, 2012
(Dollars in thousands)

	Residential Loans	Non-Owner Occupied Residential Loans	Commercial Loans	Construction Loans	Home Equity Loans	Automobile Loans	Other Consumer Loans	Total Loans
Twelve Months ended September 30, 2012 Allowance for losses on loans:								
Beginning Balance	$ 205	$ 1,595	$ 1,513	$ 1,267	$ 168	$ --	$ 20	$ 4,768
Charge-Offs	(9)	(513)	(35)	--	--	--	(14)	(571)
Recoveries	1	5	16	--	--	--	51	73
Provisions	(57)	1,145	(17)	225	(49)	--	(47)	1,200
Ending Balance	$ 140	$ 2,232	$ 1,477	$ 1,492	$ 119	$ --	$ 10	$ 5,470
Ending balance individually evaluated for impairment	$ 1,163	$ 7,135	$ 5,560	$ 8,267	$ 210	$ --	$ --	$ 22,335(1)
Ending balance collectively evaluated for impairment	$ 75,660	$ 54,976	$ 145,907	$ 13,129	$ 32,630	$ 437	$ 1,714	$ 324,453(1)
Ending Allowance balance for loans individually evaluated for impairment	$ --	$ 840	$ 111	$ 1,071	$ --	$ --	--	$ 2,022
Ending Allowance balance for loans collectively evaluated for impairment	$ 140	$ 1,392	$ 1,366	$ 421	$ 119	$ --	$ 10	$ 3,448

(1) Balances are not adjusted for individual portions of loans in process, unearned interest, deferred loan origination fees and costs and allowance for loan losses.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans- continued

The Allowance for Losses on Loans and Recorded Investment in loans for the twelve months ended September 30, 2011 are as follows:

	Residential Loans	Non-Owner Occupied Residential Loans	Commercial Loans	Construction Loans	Home Equity Loans	Automobile Loans	Other Consumer Loans	Total Loans
Twelve Months ended September 30, 2011 Allowance for losses on Loans:								
Beginning Balance	$ 105	$ 74	$ 5,380	$ 906	$ 108	$ 61	$ --	$ 6,634
Charge-Offs	--	(1,385)	(2,247)	(366)	--	(28)	(20)	(4,046)
Recoveries	--	--	--	--	--	80	--	80
Provisions	100	2,906	(1,620)	727	60	(113)	40	2,100
Ending Balance	$ 205	$ 1,595	$ 1,513	$1,267	$ 168	$ --	$ 20	$ 4,768
Ending balance individually evaluated for impairment	$ 6,008	$ 1,627	$,361	$ 4,534	$ 80	$ --	$ 20	$ 17,630(1)
Ending balance collectively evaluated for impairment	$86,916	$63,088	$146,070	$24,843	$33,569	$1,009	$1,987	$357,482(1)
Ending Allowance balance for loans individually evaluated for impairment	$ --	$ 566	$ 88	$ 451	$ --	$ --	$ 20	$ 1,125
Ending Allowance balance for loans collectively evaluated for impairment	$ 646	$ 587	$ 1,426	$ 816	$ 168	$ --	$ --	$ 3,643

(1) Balances are not adjusted for individual portions of loans in process, unearned interest, deferred loan origination fees and costs and allowance for loan losses.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans – continued

Credit Quality Indicators

The Company has several credit quality indicators to manage credit risk in an ongoing manner. The Company's primary credit quality indicators are to use an internal credit risk rating system that categorizes loans and leases into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans and leases that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans and leases to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans and leases that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically loans and leases to individuals in the classes which comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality risk ratings:

Pass

Asset is of sufficient quality to not warrant any mention whatsoever.

Special Mention

These credit facilities have potential developing weaknesses that deserve extra attention from management. This classification may be warranted if a developing weakness is evident that is associated with the ability of the borrower to repay. If a developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay the bank's debt in the future. This grade should not be assigned to loans that bear certain peculiar risks normally associated with the type of financing involved, unless circumstances have caused the risk to increase to a level higher than would have been acceptable when the credit was originally approved.

Substandard

Loans and other credit extensions bearing this grade are considered to be inadequately protected by the current net worth and debt service capacity of the borrower or of any pledged collateral. These obligations, even if apparently protected by collateral value, have well-defined weaknesses related to adverse financial, managerial, economic, market, or political conditions that have clearly jeopardized repayment of principal and interest as originally intended. Furthermore, there is the possibility that some future loss will be sustained by the bank if such weaknesses are not corrected. Clear loss potential, however, does not have to exist in any individual assets classified as substandard.

Doubtful

Loans and other credit extensions classified as doubtful have all the weaknesses inherent in those substandard with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions and values. The probability of some loss is extremely high, but because of certain important and reasonably specific factors, the amount of loss cannot be determined. Such pending factors could include merger or liquidation, additional capital injection, refinancing plans, or perfection of liens on additional collateral. Loans in this classification should be placed in non-accrual status, with collections applied to principal on the bank's books.

Loss

Loans in this classification are considered uncollectible and cannot be justified as a viable asset of the Bank. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future. A portion of a loan may also be assigned this rating since the Bank may determine that the balance of the loan is collectable.

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans – continued

The risk ratings of loans as of September 30, 2012 and 2011 are as follows:

September 30, 2012
(Dollars in thousands)

	Residential Loans	Non-Owner Occupied Residential Loans	Commercial Loans	Construction Loans	Home Equity Loans	Automobile Loans	Other Consumer Loans	Total
Grade								
Pass	$76,166	$49,817	$141,413	$13,129	$32,840	$437	$1,714	$315,516
Special Mention	119	3,824	2,465	--	--	--	--	6,408
Substandard	538	8,470	7,589	8,267	--	--	--	24,864
Doubtful	--	--	--	--	--	--	--	--
Loss	--	--	--	--	--	--	--	--
Total	$76,823	$62,111	$151,467	$21,396	$32,840	$437	$1,714	$346,788

September 30, 2011
(Dollars in thousands)

	Residential Loans	Non-Owner Occupied Residential Loans	Commercial Loans	Construction Loans	Loans	Automobile Loans	Other Consumer Loans	Total
Grade								
Pass	$91,083	$57,788	$146,336	$19,721	$33,322	$1,009	$1,987	$351,246
Special Mention	1,243	3,999	1,121	5,562	109	--	--	12,034
Substandard	598	2,928	3,974	4,094	218	--	20	11,832
Doubtful	--	--	--	--	--	--	--	--
Loss	--	--	--	--	--	--	--	--
Total	$92,924	$64,715	$151,431	$29,377	$33,649	$1,009	$2,007	$375,112 (1)

Balances exclude Loans in Process "LIP" and Deferred loan fees.

Note 4 - Disclosures About Credit Quality and the Allowance for Credit Losses on Loans – continued

Single-Family Residential Real Estate Lending. The Bank historically has been and continues to be an originator of single-family, residential real estate loans in its market area. The Bank has never participated in the origination of sub-prime lending and, accordingly, has no direct exposure to this type of lending within its loan portfolio. The Bank originates fixed-rate mortgage loans at competitive interest rates. Due to interest rate risk considerations, the Bank has employed a strategy of selling most fixed-rate single-family residential mortgage loans originated into the secondary market.

A small portion of the Bank's single-family mortgage loans carry adjustable rates. After the initial term, the rate adjustments on the Bank's adjustable-rate loans are indexed to a rate which adjusts per loan terms based upon changes in an index based on the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board. The interest rates on most of the Bank's adjustable-rate mortgage loans are adjusted once a year, and the Bank offers loans that have an initial adjustment period of one, three or five years. The maximum adjustment is 2% per adjustment period with a maximum aggregate adjustment of 6% over the life of the loan. All of the Bank's adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, known as "negative amortization."

The retention of adjustable-rate loans in the Bank's portfolio helps reduce the Bank's exposure to increases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable-rate loans allow the Bank to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on the Bank's adjustable-rate loans will fully adjust to compensate for increases in the Bank's cost of funds. Finally, adjustable-rate loans increase the Bank's exposure to decreases in prevailing market interest rates, although decreases in the Bank's cost of funds tend to offset this effect.

Single-Family Rental Property Loans. The Bank also offers single-family residential mortgage loans secured by properties that are not owner-occupied, although management has decided to limit future origination volume for this loan product. Single-family residential mortgage loans secured by nonowner-occupied properties are made on a five year fixed-rate or an adjustable-rate basis and carry interest rates above the rates charged on comparable loans secured by owner-occupied properties. The maximum term on such loans is generally 5 years with amortizations up to 25 years.

Commercial Real Estate Lending. The Bank's commercial real estate loan portfolio includes loans to finance the acquisition of office buildings, churches, commercial office condominiums, shopping centers, hospitality, and commercial and industrial buildings. Such loans generally range in size from $100,000 to $5 million. Commercial real estate loans are originated on a fixed-rate or adjustable-rate basis with terms of 5 to 10 years and with amortizations of up to 25 years.

Commercial real estate lending entails significant additional risks as compared with single-family residential property lending. Commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the real estate project, retail establishment or business. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space and, as such, may be subject to a greater extent to adverse conditions in the economy generally. To minimize these risks, the Bank generally limits itself to its market area or to borrowers with which it has prior experience or who are otherwise known to the Bank. It is the Bank's policy generally to obtain annual financial statements of the business of the borrower or the project for which commercial real estate loans are made. In addition, in the case of commercial real estate loans made to a legal entity, the Bank seeks, whenever possible, to obtain personal guarantees and annual financial statements of the principals of the legal entity.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans – continued

Construction Lending. A portion of the Bank's construction loans are originated for the construction of owner-occupied, single-family dwellings in the Bank's primary market area. Residential construction loans are offered primarily to individuals building their primary or secondary residence. Generally, loans to owner/occupants for the construction of owner-occupied, single-family residential properties are originated in connection with the permanent loan on the property and have a construction term of up to 12 months. Such loans are offered on fixed rate terms. Interest rates on residential construction loans made to the owner/occupant have interest rates during the construction period equal to the same rate on the permanent loan selected by the customer. Interest rates on residential construction loans to builders are set at the prime rate plus a margin of between 0% and 1.5%, typically with interest rate floors. Interest rates on commercial construction loans are based on the prime rate plus a negotiated margin of between 0% and 1.5% and adjust monthly, typically with interest rate floors with construction terms generally not exceeding 18 months. Advances are made on a percentage of completion basis. Prior to making a commitment to fund a loan, the Bank requires both an appraisal of the property by appraisers approved by the Board of Directors and a study of projected construction costs. The Bank also reviews and inspects each project at the commencement of construction and as needed prior to disbursements during the term of the construction loan.

On occasion, the Bank makes acquisition and development loans to local developers to acquire and develop land for sale to builders who will construct single-family residences. Acquisition and development loans, which are considered by the Bank to be construction loans, are made at a rate that adjusts monthly, based on the prime rate plus a negotiated margin, typically with interest rate floors for terms of up to three years. Interest only is paid during the term of the loan, and the principal balance of the loan is paid down as developed lots are sold to builders. Generally, in connection with acquisition and development loans, the Bank issues a letter of credit to secure the developer's obligation to local governments to complete certain work. If the developer fails to complete the required work, the Bank would be required to fund the cost of completing the work up to the amount of the letter of credit. Letters of credit generate fee income for the Bank but create additional risk.

Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate and the borrower is unable to meet the Bank's requirements of putting up additional funds to cover extra costs or change orders, then the Bank work with the customer to resolve the financial issue. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers (*i.e.*, borrowers who satisfy all credit requirements and whose loans satisfy all other underwriting standards which would apply to the Bank's permanent mortgage loan financing for the subject property) in the Bank's market area. On loans to builders, the Bank works only with selected builders and carefully monitors the creditworthiness of the builders.

Commercial Lines of Credit. The Bank provides commercial lines of credit to businesses within the Bank's market area. These loans are secured by business assets, including real property, equipment, automobiles and consumer leases. Generally, all loans are further personally guaranteed by the owners of the business. The commercial lines have adjustable interest rates tied to the prime rate, typically with interest rate floors and are offered at rates from prime plus 0% to prime plus 3.5%, typically with interest rate floors.

Consumer Lending. The consumer loans currently in the Bank's loan portfolio consist of automobile loans, home equity lines of credit and loans secured by savings deposits.

Automobile loans are secured by both new and used cars and, depending on the creditworthiness of the borrower, may be made for up to 110% of the "invoice price" or clean "black book" value, whichever is lower, or, with respect to used automobiles, the loan values as published by a wholesale value listing utilized by the automobile industry. Automobile loans are made directly to the borrower-owner. New and used cars are financed for a period generally of up to six years, or less, depending on the age of the car. Collision insurance is required for all automobile loans. The Bank also maintains a blanket collision insurance policy that provides insurance for any borrower who allows their insurance to lapse.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans – continued

The Bank originates second mortgage loans and home equity lines of credit. Second mortgage loans are made at fixed rates and for terms of up to 15 years. The Bank's home equity lines of credit currently have adjustable interest rates tied to the prime rate and are currently offered at the prime rate minus ¼% with a floor of 4%. The interest rate may not adjust to a rate higher than 24%. The home equity lines of credit require monthly payments until the loan is paid in full, with a loan term not to exceed 30 years. The minimum monthly payment is the outstanding interest. Home equity lines of credit are secured by subordinate liens against residential real property. The Bank requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least sufficient to cover its loan.

The Bank makes savings account loans for up to 90% of the depositor's savings account balance. The interest rate is normally 3.0% above the rate paid on the related savings account, and the account must be pledged as collateral to secure the loan. Interest generally is billed on a quarterly basis.

Consumer lending usually affords the Bank the opportunity to earn yields higher than those obtainable on single-family residential lending. However, consumer loans entail greater risk than residential mortgage loans, particularly in the case of loans which are unsecured or secured by rapidly depreciable assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by events such as job loss, divorce, illness or personal bankruptcy.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans- continued

Impaired loans for the twelve months ended September 30, 2012 are as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance
Loans without specific valuation allowances:			
Residential Loan	$ 1,163	$ 1,163	$ --
Non-Owner Occupied Residential Loans	2,123	2,123	--
Commercial Loans	3,925	3,925	--
Construction Loans	2,775	2,775	--
Home Equity Loans	210	210	--
Consumer Loans	--	--	--
Other Loans	--	--	--
Total	$ 10,196	$ 10,196	$ --
Loans with specific allowance recorded:			
Residential Loans	$ --	$ --	$ --
Non-Owner Occupied Residential Loans	5,012	5,012	840
Commercial Loans	1,635	1,635	111
Construction Loans	5,492	5,492	1,071
Home Equity Loans	--	--	--
Consumer Loans	--	--	--
Other Loans	--	--	-
Total	$ 12,139	$ 12,139	$2,022

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans- continued

Impaired loans for the twelve months ended September 30, 2011 are as follows:

	Impaired Loans As of September 30, 2011 (Dollars in thousands)		
	Recorded Investment	**Unpaid Principal Balance**	**Related Allowance**
Loans without specific valuation allowances:			
Residential Loan	$ 968	$ 968	$ --
Non-Owner Occupied Residential Loans	5,148	5,148	--
Commercial Loans	5,065	5,065	--
Construction Loans	1,840	1,840	--
Home Equity Loans	80	80	--
Consumer Loans	--	--	--
Other Loans	--	--	--
Total	$13,101	$ 13,101	$ --
Loans with specific allowance recorded:			
Residential Loans	$ --	$ --	$ --
Non-Owner Occupied Residential Loans	1,519	1,519	566
Commercial Loans	296	296	88
Construction Loans	2,694	2,694	451
Home Equity Loans	--	--	--
Consumer Loans	--	--	--
Other Loans	20	20	20
Total	$ 4,529	$ 4,529	$1,125

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - **Disclosures About Credit Quality and the Allowance for Losses on Loans- continued**

The following presents information related to the average recorded investment and interest income recognized on impaired loans for the twelve months ended September 30, 2012 and September 30, 2011:

	Twelve Months Ended September 30, 2012		Twelve Months Ended September 30, 2011	
(Dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Loans without specific valuation allowances:				
Residential Loans	$ 1,174	$ 64	$ 973	$ 34
Non-Owner Occupied Residential Loans	2,125	51	4,251	197
Commercial Loans	3,993	105	5,102	167
Construction Loans	2,988	142	2,307	115
Home Equity Loans	212	6	80	2
Consumer Loans	--	--	--	--
Other Loans	--	--	--	--
Total	$ 10,492	$ 368	$ 12,713	$515
Loans with specific allowance recorded:				
Residential Loans	$ --	--	$ --	$ --
Non-Owner Occupied Residential Loans	5,155	$ 288	1,530	107
Commercial Loans	1,669	96	304	9
Construction Loans	5,494	153	2,717	112
Home Equity Loans	--	--	--	--
Consumer Loans	--	--	--	--
Other Loans	--	--	21	2
Total	$ 12,318	$ 537	$ 4,572	$230

(1) Balances are not adjusted for individual portions of loans in process, unearned interest, deferred loan origination fees and costs and allowances for loan losses.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans- continued

Past due loans for the twelve months ended September 30, 2012 and 2011 are as follows:

Credit Quality Information
Age Analysis of Past Due Loans
as of September 30, 2012

	30-59 Days past due	60-89 Days past due	Non-Accrual	Total past due and Non-Accrual	Current	Total Loans	Non-Accrual Loans that are Current	Loans Greater than 90 days and Accruing
Residential Loans	$360	$ 82	$ 472	$ 914	$ 75,909	$ 76,823	$ --	$--
Non-Owner Occupied Residential loans	180	340	2,128	2,648	59,463	62,111	741	--
Commercial Loans	--	--	2,994	2,994	148,473	151,467	1,311	--
Construction Loans	--	--	7,551	7,551	13,845	21,396	294	--
Home Equity Loans	119	81	--	200	32,640	32,840	--	--
Automobile Loans	--	--	--	--	437	437	--	--
Other Loans	3	--	--	3	1,711	1,714	--	--
Total (1)	$662	$ 503	$13,145	$14,310	$332,478	$ 346,788	$ 2,346	$--

Credit Quality Information
Age Analysis of Past Due Loans
as of September 30, 2011

	30-59 Days past due	60-89 Days past due	Non-Accrual	Total past due and Non-Accrual	Current	Total Loans	Non-Accrual Loans that are Current	Loans Greater than 90 days and Accruing
Residential Loans	$ 725	$ 254	$ 483	$ 1,462	$ 91,462	$ 92,924	$ --	$ --
Non-Owner Occupied Residential loans	73		7,152	7,225	57,490	64,715	5,853	
Commercial Loans	169	1,387	5,361	6,917	144,514	151,431	215	--
Construction Loans	--	2,717	4,534	7,251	22,126	29,377	840	--
Home Equity Loans	63	--	80	143	33,506	33,649	--	--
Automobile Loans	12	--	--	12	997	1,009	--	--
Other Loans	1	--	20	21	1,986	2,007	--	--
Total (1)	$1,043	$4,358	$17,630	$23,031	$352,081	$375,112	$7,908	$ --

(1) Balances are not adjusted for individual portions of loans in process, unearned interest, deferred loan origination fees and costs and allowances for loan losses.

Nonperforming Loans and Other Problem Assets. It is management's policy to continually monitor its loan portfolio to anticipate and address potential and actual delinquencies. When a borrower fails to make a payment on a loan, the Bank takes immediate steps to have the delinquency cured and the loan restored to current status. Loans which are past due 15 days incur a late fee of 5% of principal and interest due. As a matter of policy, the Bank will send a late notice to the borrower after the loan has been past due 15 days and again after 30 days. If payment is not promptly received, the borrower is contacted again, and efforts are made to formulate an affirmative plan to cure the delinquency. Generally, after any loan is delinquent 90 days or more, formal legal proceedings are commenced to collect amounts owed. In the case of automobile loans, late notices are sent after loans are ten days delinquent, and the collateral is seized after a loan is delinquent 60 days. Repossessed cars subsequently are sold at auction.

Loans generally are placed on nonaccrual status if the loan becomes past due more than 90 days, except in instances where in management's judgment there is no doubt as to full collectability of principal and interest, or management concludes that payment in full is not likely. Consumer loans are generally charged-off, or any expected loss is reserved for, after they become more than 120 days past due. All other loans are charged-off, or any expected loss is reserved for, when management concludes that they are uncollectible.

Note 4 - Disclosures About Credit Quality and the Allowance for Losses on Loans- continued

Real estate acquired by the Bank as a result of foreclosure is classified as foreclosed real estate until such time as it is sold. When such property is acquired, it is initially recorded at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated costs to sell. Costs relating to holding such real estate are charged against income in the current period, while costs relating to improving such real estate are capitalized until a saleable condition is reached. Any required write-down of the loan to its fair value less estimated selling costs upon foreclosure is charged against the allowance for loan losses.

Charge-off Policies

The Company's loan charge-off policies are as follows:

When loans demonstrate some form of weakness or become 90 days delinquent the Bank performs an analysis to determine if a loss is expected. Loans are generally reserved down to the fair value of collateral securing the asset, less estimated cost to sell, when management judges the asset to be impaired, repayment is deemed to be protracted beyond reasonable time frames, the asset has been classified by either the internal loan review process or external examiners, or when the borrower has filed bankruptcy and the loss becomes evident based on a lack of assets. Once foreclosure takes place, or when foreclosure is imminent, specific reserves are charged-off and the asset is transferred to Foreclosed Real Estate based upon its estimated fair value.

Loans on Nonaccrual Status
(Dollars in Thousands)

	September 30, 2012	September 30, 2011
With no related allowance recorded:		
Residential Loans	$ 472	$ 483
Non-Owner Occupied Residential Loans	2,039	5,633
Commercial Loans	2,994	5,065
Constructions Loans	4,557	1,840
Home Equity Loans	--	80
Automobile Loans	--	--
Other Loans	--	--
	$10,062	$13,101
With an allowance recorded:		
Residential Loans	$ --	$ --
Non-Owner Occupied Residential Loans	89	1,519
Commercial Loans	--	296
Constructions Loans	2,994	2,694
Home Equity Loans	--	--
Automobile Loans	--	--
Other Loans	--	20
	$ 3,083	$ 4,529
Total Nonaccrual Loans	$13,145 (1)	$17,630 (1)

(1) Includes Troubled Debt Restructurings (TDR's) of $700,000 and $7.9 million at September 30, 2012 and, 2011, respectively, which were not delinquent. Reporting guidance requires disclosure of these loans as nonaccrual even though they may be current in terms of principal and interest payments. As of September 30, 2012 and 2011, the Company had total TDR's of $9.3 million and $8.7 million, respectively.

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4- Disclosures About Credit Quality and the Allowance for Credit Losses on Loans- continued

The following schedule represents new modifications added as TDR's during the fiscal years ended September 30, 2012 and 2011, respectively.

Modifications during Periods ended September 30, 2012, and 2011

	2012			2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Troubled Debt Restructurings						
Residential-Prime	1	$ 90	$ 90	17	$ 6,638	$ 6,288
Commercial	5	2,449	2,449	3	458	415
Construction	--	--	--	2	2,873	1,962
Consumer-Other	--	--	--	--	--	--
Finance leases	--	--	--	--	--	--

Troubled Debt Restructurings are considered to be in default after 90 days of non-payment. During the fiscal year ended September 30, 2012 no TDR's defaulted. During the fiscal year ended September 30, 2011 one TDR defaulted in the amount of $19,000.

Loans identified as Troubled Debt Restructurings are also included as nonperforming assets. TDR's are represented by borrowers experiencing some form of financial difficulty, resulting in the Bank granting a concession as part of a loan modification. Loans modified as TDR's were primarily comprised of loans for which payments were either deferred or reduced. Reporting guidance requires disclosure of these loans as nonperforming even though they may be current in terms of principal and interest payments. As of September 30, 2012, $9.3 million in TDR's were included in non performing loans, $7.2 million of which were not delinquent.

As previously stated, TDR's are included as nonperforming assets, although payments may be current in conjunction with modified loan terms. Typical loan modifications include lowering interest rates, deferring payments or extending repayment terms. As of September 30, 2012 specific loan loss reserves on TDR's totaled $773,000.

Note 5 – Mortgage-Backed Securities Available for Sale

The amortized cost and estimated fair values of mortgage-backed securities available for sale are as follows as of September 30, 2012 and 2011:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
September 30, 2012				
GNMA certificates	$ 3,416	$ 1	$ --	$ 3,417
Private label collateralized mortgage obligations	11,259	10	(2,235)	9,034
Collateralized mortgage obligations	178,948	3,781	--	182,729
FNMA certificates	11,690	840	--	12,530
FHLMC participating certificates	5,403	450	--	5,853
	$ 210,716	$ 5,082	$(2,235)	$213,563
September 30, 2011				
GNMA certificates	$ 3,510	$ 37	$ --	$ 3,547
Private label collateralized mortgage obligations	13,956	--	(2,905)	11,051
Collateralized mortgage obligations	108,433	2,139	--	110,572
FNMA certificates	15,512	1,066	--	16,578
FHLMC participating certificates	8,444	687	--	9,131
	$ 149,855	$ 3,929	$(2,905)	$150,879

During the twelve months ended September 30, 2012 there was one sale of an available for sale mortgage-backed security. The security was sold for $1.2 million with a loss of $6,000. During the fiscal year ended September 30, 2011 there were no sales of available for sale mortgage-backed securities.

Note 5 – Mortgage-Backed Securities Available for Sale-continued

Below is a schedule of mortgage-backed securities available for sale with unrealized losses as of September 30, 2012 and 2011 and the length of time the individual security has been in a continuous unrealized loss position.

	September 30, 2012					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Private label collateralized mortgage obligations	$--	$--	$7,673	$(2,235)	$7,673	$(2,235)
Total temporarily impaired securities	$--	$--	$7,673	$(2,235)	$7,673	$(2,235)

	September 30, 2011					
	Less than 12 months		12 months or more		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Private label collateralized mortgage obligations	$1,964	$(45)	$9,087	$(2,860)	$11,051	$(2,905)
Total temporarily impaired securities	$1,964	$(45)	$9,087	$(2,860)	$11,051	$(2,905)

At September 30, 2012 the Company had two private label collateralized mortgage obligations in an unrealized loss position.

During the fiscal year ended September 30, 2012, we determined that, based on our most recent estimate of cash flows, an additional other-than-temporary-impairment ("OTTI") had occurred for $370,000. At September 30, 2012, we had $2.2 million of gross unrealized losses related to private label collateralized mortgage obligations with an amortized cost of $11.3 million as of that date. These securities contain mortgages with Alt-A characteristics. Gross unrealized losses for these same securities were approximately $2.9 million as of September 30, 2011. We recorded other-than-temporary impairment ("OTTI") charges of $300,000 on these securities during the year ended September 30, 2011. We do not intend to sell, nor is it more likely than not we will be required to sell these securities before maturity or recovery. If in the future it is determined that future declines in market values or credit losses with respect to these or any other securities are other than temporary, the Company would be required to recognize additional losses in its Consolidated Statement of Operations. Under guidance for recognition and presentation of other-than-temporary-impairments, the amount of other-than-temporary-impairment that is recognized through earnings is determined by comparing the present value of the expected cash flows to the amortized cost of the security. The discount rate used to determine the credit loss is the expected book yield on the security.

Note 5 – Mortgage-Backed Securities Available for Sale-continued

The following shows the activity in "OTTI" related to credit losses for twelve months ended September 30:

	Twelve Months Ended September 30	
	2012	2011
Balance at Beginning of Period	$400	$100
Additional OTTI taken for credit losses	370	300
Charge-offs due to payment shortages	(37)	--
Balance at End of Period	$733	$400

BCSB Bancorp engages the service of independent third party valuation professionals to analyze the OTTI status of the non-agency mortgage-backed securities. The OTTI methodology is formulated within "FASB ASC." The valuation is meant to be "Level Three" pursuant to FASB ASC – *Topic 820 – Fair Value Measurements and Disclosures*. As part of the valuation process and OTTI determination, assumptions related to prepayment, default and loss severity on the collateral supporting the non-agency mortgage-backed securities are input into an industry standard valuation model.

Prepayment Assumptions

Estimates of prepayment speeds begin with the prepayment rates provided by the Securities Industry & Financial Markets Association (SIFMA) as of the valuation date to approximate a measure of the borrowers' *incentive* to prepay based on market interest rates. In order to incorporate the borrowers' *ability* to prepay, we then make adjustments to the base rate to reflect the borrowers' ability to qualify for a new loan based on their credit. We also make adjustments based on the location of the property to capture the appreciation or depreciation by MSA and thus reflect the likelihood the property will appraise at an amount sufficient to repay the existing loan. These adjustments factor prepay speeds down as credit quality and home prices deteriorate, reflecting the diminished ability to refinance.

In addition, assumptions are based on evaluation of the conditional prepayment rates (CPR) and conditional repayment rates (CRR) over a 1 month, 3 month, 6 month, 1 year and lifetime basis- to the extent these values are provided by the servicer, and forecasts from other industry experts.

Default Rates

Estimates for the conditional default rate ("CDR") vectors are based on the status of the loans at the valuation date – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or REO – and proprietary loss migration models (*e.g.* percentage of 30 day delinquents that will ultimately migrate to default, percentage of 60 day delinquents that will ultimately migrate to default, etc.). The model assumes that the 60 day plus population will move to repossession inventory subject to our loss migration assumptions and liquidate over the next 24 months. Defaults vector from month 25 to month 36 to our month 37 CDR value and ultimately vector to zero over an extended period of time of at least 15 years. Default assumptions are benchmarked to the recent results experienced by major servicers of non-Agency MBS for securities with similar attributes and forecasts from other industry experts and industry research.

Note 5 – Mortgage-Backed Securities Available for Sale-continued

Loss Severity

Estimates for loss severity are based on the initial loan to value ratio, the loan's lien position, private mortgage insurance proceeds available (if any), and the estimated change in the price of the property since origination. The historical change in the value of the property is estimated using the *Housing Pricing Indices by Metropolitan Statistical Area ("MSA")* produced by the Federal Housing Finance Agency ("FHFA"). Estimates for future changes in the prices of the residences collateralizing the mortgages is based on the Case Shiller forecasts and forecasts by MSA provided by the Housing Predictor website.

The loss severity assumption is static for twelve months then decreases monthly based on future market appreciation. The annual market appreciation assumption is 2.50% after 12 months. The loss severity is subject to a floor value of 23.00%.

Loss severity is benchmarked to the recent results of the loan collateral supporting the securities and the results experienced by major servicers of non-agency mortgage-backed-securities for securities with similar attributes.

The prepayment, default and loss severity assumptions result in forecasted cumulative loss rates. These cumulative loss rates are benchmarked to the projected cumulative losses by product, by year of origination, released by other industry experts.

The collateral cash flows that result from the prepayment, default and loss severity assumptions are applied to securities supporting the collateral by priority based upon the cash flow waterfall rules provided in the prospectus supplement. The cash flows are then discounted at the appropriate interest rate in order to determine if the impairment on a security is other than temporary

Note 6 - Premises and Equipment, net

Premises and equipment at September 30, 2012 and 2011 are summarized by major classification as follows:

(in thousands)	September 30, 2012	September 30, 2011	Life
Office Building	$ 11,508	$ 10,768	40 Years
Leasehold improvements	1,234	1,234	7-31 Years
Furniture, fixtures and equipment	9,641	9,549	5-10 Years
	22,383	21,551	
Accumulated depreciation	(12,303)	(11,619)	
	$ 10,080	$ 9,932	

The Bank has entered into long-term leases for the land on which certain branches are located. Rental expense under long-term leases for property for the years ended September 30, 2012 and 2011 was $1.4 million and $1.4 million, respectively. At September 30, 2012, minimum rental commitments under noncancellable leases are as follows:

Years Ended September 30, *(in thousands)*	Amount
2013	$ 1,056
2014	1,078
2015	1,139
2016	1,191
2017	1,207
After 2017	11,578
	$ 17,249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Deposits

Deposits are summarized as follows at September 30, 2012 and 2011:

(dollars in thousands)	2012 Amount	2012 %	2011 Amount	2011 %
Type of Account				
NOW and Checking	$ 71,024	12.51%	$ 67,836	12.33%
Non-interest bearing NOW and Checking	35,264	6.26	30,121	5.48
Money market	94,229	16.64	86,278	15.69
Savings	95,227	16.81	85,137	15.48
Certificates	270,549	47.77	280,556	51.00
	566,293	99.99	549,928	99.98
Accrued interest payable	63	.01	86	.02
	$ 566,356	100.00%	$ 550,014	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $87.7 million and $89.1 million at September 30, 2012 and 2011, respectively.

At September 30, 2012, scheduled maturities of certificates of deposit are as follows:

	(in thousands)
2013	$ 128,580
2014	52,135
2015	74,382
2016	7,350
2017	8,102
	$ 270,549

Interest expense on deposits for the years ended September 30, 2012 and 2011 is as follows:

(in thousands)	2012	2011
NOW and Checking	$ 417	$ 687
Money market	564	792
Passbook savings	213	274
Certificates	5,139	6,189
	$6,333	$7,942

Note 8 - Federal Home Loan Bank of Atlanta Advances and Other Borrowings

The Bank has a line of credit with the Federal Home Loan Bank of Atlanta. This line is secured by a blanket floating lien on eligible 1-4 family residential loans. At September 30, 2012, the Bank had an available unused line of credit of $84.5 million. The line of credit requires no compensating balances.

The Bank has no outstanding Federal Home Loan Bank advances as of September 30, 2012 and 2011. The Bank also has a $5.0 million line of credit available at M & T, none of which was drawn upon as of September 30, 2012.

The Company had a Credit Agreement with Manufacturers and Trust Company ("M&T") and executed a Promissory Note in connection with receipt of an 18 month revolving loan facility from M & T in the maximum principal amount of $2.0 million which matured on June 1, 2012. The loan was secured by the Company's stock in its wholly owned subsidiary, Baltimore County Savings Bank. The Company never drew on this line and the line was not renewed.

The Company also has the availability to borrow from the discount window at the Federal Reserve Bank.

Note 9 – Junior Subordinated Debentures

In June, 2002, the Company issued $12,887,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust I (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.65% over the three month LIBOR rate and resets quarterly. The rate was 4.10% and 3.90% September 30, 2012 and 2011 respectively. The debentures are the sole asset of BCSB Bankorp Capital Trust I. BCSB Bankcorp Capital Trust I issued $12,500,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust I obligations under the preferred securities. The Preferred securities are redeemable by the Company in whole or in part at any time at a redemption price equal to par plus any accrued interest. The Company used a portion of the net proceeds that it retained from the stock offering in 2008 to redeem $6.2 million of the $12.5 million in outstanding trust preferred securities issued by a trust wholly owned by the Company.

In September, 2003, the Company issued $10,310,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust II (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.00% over the three month LIBOR rate and resets quarterly. The rate was 3.45% and 3.28% at September 30, 2012 and 2011 respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust II. BCSB Bankcorp Capital Trust II issued $10,000,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust II obligations under the preferred securities. The Preferred securities are redeemable by the Company in whole or in part at any time at a redemption price equal to par plus any accrued interest.

Note 10 - Pension Plan

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $16,500 for 2012 and an extra $5,500 catch up contribution can be made if the participant is over 50 years of age. The Bank is currently elects to contribute 50% of the first 3% of the employee's contribution. All employees who have completed thirty days of service with the Bank and are eighteen years of age are eligible to participate. The Bank's contribution to this plan amounted to $74,000 and $62,000 for the years ended September 30, 2012 and 2011, respectively.

Note 11- Directors Retirement Plan

The Company's retirement plan allows directors to defer directors' fees into a phantom investment vehicle which allows them to get a return based upon the mutual fund market.

Note 12 - Employee Stock Ownership Plan

During fiscal year 2008 the Bank modified it's Employee Stock Ownership Plan ("ESOP"). On April 10, 2008 the ESOP acquired 122,197 shares of the Company's common stock in connection with the Bank's Reorganization to a stock holding company form of organization. In 1998 the Bank acquired 182,930 shares to establish the ESOP. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from the Bank to the ESOP and earnings thereon.

All employees of the Bank who attain the age of 18 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants must be employed at least 500 hours in a plan year in order to receive an allocation. Each participant's vested interest under the ESOP is determined according to the following schedule: 0% for less than 1 year of service with the Company or the Bank, 20% for 1 year of service, 40% for 2 years of service, 60% for 3 years of service, 80% for 4 years of service, and 100% for 5 years of service. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service. Vesting accelerates to 100% upon a participant's attainment of age 65, death, disability or change in control.

The ESOP will be funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust, if any. The Bank will recognize compensation expense as shares are committed for release from collateral at their current market price. Dividends, if any, on allocated shares are recorded as a reduction of retained earnings and dividends, if any, on unallocated shares are recorded as a reduction of the debt service. The compensation costs for the years ended September 30, 2012 and 2011 was $104,000 and $99,000, respectively.

The ESOP shares were as follows as of September 30:

	2012	2011
Shares released and allocated	128,138	119,991
Unearned shares	90,353	98,500
	218,491	218,491
Fair value of unearned shares	$ 1,237,836	$ 1,157,375

Note 13 - Management Recognition Plan

On July 15, 1999, the Company established a Management Recognition Plan ("MRP") to reward and retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers may be awarded a total of 48,147 shares of stock, which will be held in a separate trust that manages the MRP. The Company funded the MRP by purchasing the shares of common stock in the open market. The Company initially awarded an aggregate of 24,004 shares of common stock. During the year ended September 30, 2002 the Company awarded an additional 13,950 shares. During the year ended September 30, 2007 the Company awarded an additional 5,527 shares. During the year ended September 30, 2008 the Company awarded and additional 4,666 shares. During the year ended September 30, 2009 the Company awarded an additional 525 shares that had been previously awarded, but were subsequently forfeited as employees left the Company. Shares awarded to the participants in the MRP are vested at a rate of 20% to 25% per year on each anniversary of the effective date of the MRP award. During the fiscal year ended September 30, 2012 1,652 shares vested and were distributed, and during the fiscal year ended September 30, 2011 2,025 shares vested and were distributed. If a participant terminates employment for reasons other than death, disability, change in control or retirement, he or she forfeits all rights to unvested shares. Compensation expense in the amount of the fair market value of the common stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned.

Note 13 - Management Recognition Plan - continued

On May 20, 2009, the Company established a second Management Recognition Plan ("MRP") in connection with shares issued during the second step stock conversion. Members of the Board of Directors and certain executive officers may be awarded a total of 76,697 shares of stock, which will be held in a separate trust that manages the MRP. During the year ended September 30, 2011 the Bank awarded 71,174 shares of this Plan and during the year ended September 30, 2012 the Bank awarded 5,523 shares. During the fiscal year ended September 30, 2012 12,421 shares vested and were distributed.

Compensation expense of $192,000 and $193,000 was recognized for the MRP's for the years ended September 30, 2012 and 2011, respectively.

Note 14 - Stock Option Plans

The 1999 Plan

On July 15, 1999, the Company established a Stock Option Plan (the "1999 Plan") whereby 120,366 shares of common stock have been reserved for issuance under the 1999 Plan. Options granted under the 1999 Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Qualified Stock Options. Options are exercisable in four or five annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. There were 42,119 options granted during the year ended September 30, 1999, 43,428 options granted during the year ended September 30, 2002, 15,792 options granted during the year ended September 30, 2007, 22,193 options granted during the year ended September 30, 2008 and, 11,796 options granted during the year ended September 30, 2009. No options were granted during the years ended September 30, 2003 through 2006. Also, there were no options granted during the year ended September 30, 2011 or during the year ended September 30, 2012. Unexercised options granted during the years ended September 30, 1999 and September 30, 2002 have expired.

The 2009 Plan

At the annual shareholders meeting held in May 2009 the Company approved an additional Stock Option Plan (the "2009 Plan") whereby 191,740 shares of common stock were reserved for issuance under the 2009 Plan. Options granted under the 2009 Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Qualified Stock Options. Options are exercisable in four annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. There were no options granted during the years ended September 30, 2009 or 2010. There were 177,930 options granted during the year ended September 30, 2011. There were 15,052 options granted during the year ended September 30, 2012.

The following table summarizes the shares under the Company's stock option plans at September 30, 2012:

Number of Shares	Price	Weighted Average Contractual Life
10,528	28.41	4.25
5,264	17.95	5.20
22,193	11.61	5.25
11,296	8.25	6.75
176,320	10.29	8.00
15,052	13.74	9.50

The total exercisable shares of 90,537 have a weighted average contractual life of 6.8 years, and an aggregate intrinsic value of $243,000.

Note 14 - Stock Option Plans-continued

The following tables present the activity related to options under all plans for the period ended September 30, 2012.

	Shares	Weighted Average Exercise Price
Outstanding at September 30, 2010	79,391	$ 17.49
Options exercised	--	--
Options expired	--	--
Forfeited	(2,110)	9.79
Granted	177,930	10.29
Outstanding at September 30, 2011	255,211	$ 12.53
Options exercised	--	--
Options expired	(29,610)	21.61
Forfeited	--	--
Granted	15,052	13.74
Outstanding at September 30, 2012	240,653	$ 11.49
Exercisable at September 30, 2012	90,537	$ 12.98

During the twelve months ended September 30, 2012, there were 15,052 stock options granted. There were 177,930 stock options granted during the twelve months ended September 30, 2011. Option expense recognized during the twelve month periods ended September 30, 2012 and 2011 was $195,000 and $216,000, respectively. As of September 30, 2012, $394,151 of total unrecognized pretax expense related to stock options is expected to be recognized from October 1, 2012 through March 31, 2016.

The following weighted average assumptions were used in the Black-Scholes-Merton option pricing model for the options granted in the year ended September 30, 2012.

	2012
Dividend Yield	0%
Expected volatility	21.97
Risk-free interest rate	.99%
Expected lives	4.0 years

The following weighted average assumptions were used in the Black-Scholes-Merton option pricing model for the options granted in the year ended September 30, 2011.

	2011
Dividend Yield	0%
Expected volatility	32.23
Risk-free interest rate	1.17%
Expected lives	7.0 years

Note 15 - Regulatory Capital

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's and the Company's financial statements. Under capital adequacy guidelines the Bank and Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company to maintain minimum amounts and ratios (set forth in the following table) of Tier I and Risk-Based Capital (as defined in the regulations) to Risk-Weighted Assets (as defined) and Leverage Capital (as defined) to Average Total Assets (as defined). Management believes, as of September 30, 2012, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

As of September 30, 2012, the Bank and the Company were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank and the Company must maintain minimum capital ratios as set forth in the table. There are no conditions or events since that date that management believes have changed any of those categories. Actual capital amounts and ratios are also presented in the table.

The following table presents the Bank's capital position based on the September 30 financial statements and the current capital requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
September 30, 2012						
Leverage Capital (1)	$64,419	10.07%	$25,600	4.0%	$32,001	5.0%
Tier I capital (2)	64,419	16.69	N/A	N/A	23,163	6.0
Risk-Based Capital (2)	68,039	17.62	30,884	8.0	38,605	10.0
September 30, 2011						
Leverage Capital (1)	62,453	10.08	24,792	4.00	30,994	5.0
Tier I capital (2)	62,453	15.55	N/A	N/A	24,092	6.0
Risk-Based Capital (2)	66,008	16.44	32,123	8.0	40,153	10.0

(1) To average total assets
(2) To risk-weighted assets

Note 15 - Regulatory Capital

The following table presents BCSB Bancorp's capital position based on the September 30 financial statements and the current capital requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
September 30, 2012						
Leverage Capital (1)	$53,446	8.39%	$25,487	4.0%	$31,858	5.0%
Tier I capital (2)	53,446	13.74	N/A	N/A	23,330	6.0
Risk-Based Capital (2)	57,066	14.68	31,107	8.0	38,884	10.0
September 30, 2011						
Leverage Capital (1)	51,324	8.23	24,931	4.0	31,164	5.0
Tier I capital (2)	51,324	12.66	N/A	N/A	24,331	6.0
Risk-Based Capital (2)	54,879	13.53	32,441	8.0	40,551	10.0

(1) To average total assets
(2) To risk-weighted assets

The following table provides a reconciliation of total equity per the consolidated financial statements to the Bank's capital amounts reflected in the above table:

	September 30, 2012	September 30, 2011
	(dollars in thousands)	
Total equity	$55,139	$51,959
Adjustment for accumulated other comprehensive (income) loss	(1,511)	(583)
Adjustment for intangible assets	(37)	(51)
Adjustment for disallowed deferred tax asset	(145)	--
Adjustment for parent company equity	10,973	11,128
Tangible, Tier 1 and Core Capital	64,419	62,453
Allowance for loan losses	3,620	3,555
Total risk-based capital	$68,039	$66,008

Effective January 1, 1994 regulatory capital requirements added an interest rate risk component. The rule requires additional capital to be maintained if the Bank's interest rate risk exposure, measured by the decline in the market value of the Bank's net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of September 30, 2012, the Bank is not subject to the interest rate risk requirement.

The Bank's ability to pay dividends is governed by Maryland law and the regulations of the Federal Reserve Board. Maryland law provides that dividends may be paid out of individual profits or with approval of the Commissioner, surplus of 100% of capital stock. Under Maryland law relating to financial institutions, if the surplus of a commercial bank at any time is less than 100% of its capital stock, then, until the surplus is 100% of the capital stock, the commercial bank: (i) must transfer to its surplus annually at least 10% of its net earnings; and (ii) may not declare or pay any cash dividends that exceed 90% of its net earnings.

Note 15 - Regulatory Capital - continued

The Bank's payment of dividends is also subject to the Federal Reserve Board's Regulation H, which provides that a state member bank may not pay a dividend if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for the year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of preferred stock, unless the bank has received the prior approval of the Federal Reserve Board. The previously referenced prompt corrective action requirements prohibit dividends where the Bank would be "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" after the dividend. Additionally, both the Commissioner and the Federal Reserve Board has the authority to prohibit the payment of dividends by a Maryland commercial bank when it determines such payment to be an unsafe and unsound banking practice. Finally, the Bank is not able to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the remaining balance of the liquidation account established in connection with its conversion in April 1996 from mutual to stock form.

In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "Taxation." The Company intends to make full use of this favorable tax treatment afforded to the Bank and the Company and does not contemplate use of any earnings of the Bank in a manner which would limit either institution's bad debt deduction or create federal tax liabilities.

Uniform Lending Standards. Under Federal Reserve Board regulations, state member banks must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies of state member banks must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal banking agencies.

Management will periodically evaluate its lending policies to assure conformity to the Interagency Guidelines and does not anticipate that the Interagency Guidelines will have a material effect on its lending activities.

Note 16 - Preferred Stock

On December 23, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement, and the related Securities Purchase Agreement – Standard Terms (collectively, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury"), pursuant to which the Company issued (i) 10,800 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share ("Series A preferred stock"), and (ii) a warrant to purchase 183,465 shares of the Company's common stock, par value $0.01 per share, for an aggregate purchase price of $10,800,000 in cash. The Series A preferred stock and the warrants were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Neither the Series A preferred stock nor the warrant will be subject to any contractual restrictions on transfer.

On January 26, 2011 the Company repurchased all $10.8 million of Series A Preferred Stock issued to the U.S. Treasury in March 2008 pursuant to the TARP Capital Purchase Program. BCSB completed the repayment without raising additional capital. As a result of the redemption, the Company accelerated the accretion of the remaining discount of approximately $310,000 on the preferred stock and recorded a reduction in retained earnings. The warrant issued to the U.S. Treasury has not been repurchased and remains outstanding.

Note 16 - Preferred Stock - continued

The warrant is exercisable at $8.83 per share at any time on or before December 23, 2018. The number of shares of common stock issuable upon exercise of the warrant and the exercise price per share will be adjusted if specific events occur. The relative fair value method was used to allocate the proceeds between the preferred stock and warrants. A discount rate of 12% was used in valuing the preferred stock and the Black-Scholes-Merton option pricing model was used to value the warrants. For further information, see "-- Liquidity and Capital Resources."

The Series A preferred stock and the warrants were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Neither the Series A preferred stock nor the warrant will be subject to any contractual restrictions on transfer.

Note 17 - Income Taxes

The income tax provision consists of the following for the years ended September 30, 2012 and 2011:

	2012	2011
	(dollars in thousands)	
Current expense (benefit)	$485	$(121)
Deferred expense (benefit)	435	(44)
Total tax expense(benefit)	$920	$(165)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2012 and 2011 are as follows:

	2012	2011
Deferred Tax Assets:		
ESOP and MRP	$ 188	$ 106
Deferred compensation	1,446	1,184
Other-than-temporary-impairment on securities available for sale	271	158
Allowance for loan losses	2,158	1,881
Allowance for uncollected interest	333	170
Net operating loss carry forward	1,988	3,224
Other	79	132
Total gross deferred tax assets	6,463	6,855
Deferred Tax Liabilities:		
Federal Home Loan Bank of Atlanta stock dividends	(213)	(213)
Depreciation	(288)	(245)
Unrealized holding gains on securities	(984)	(380)
Total gross deferred tax liabilities	(1,485)	(838)
Net Deferred Tax Assets	$4,978	$6,017

Note 17 - Income Taxes - continued

The amount computed by applying the statutory federal income tax rate to (loss) income before taxes is different than the taxes provided for the following reasons:

	For the Years Ended September 30,			
	2012		2011	
(dollars in thousands)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Statutory federal income tax rate	$925	34.00%	$(7)	34.00%
Changes Resulting From:				
Income from life insurance	(218)	(8.01)	(189)	(385.71)
Other	213	7.83	41	82.98
	$920	33.82%	$(165)	(336.73)%

The Company and its subsidiaries file a consolidated federal income tax return on a fiscal year basis.

As of September 30, 2012, the Company had net operating loss carryforwards of approximately $5.4 million which begin to expire in 2026. As a result of the stock offering and conversion that occurred in April 2008, the net operating loss carryforwards are subject to annual limits under IRC Section 382 of $1.6 million. These net operating loss carryforwards may be used to offset future income taxes payable, however the Company may be subject to alternative minimum tax. Their realization is dependent on future taxable income.

Prior to October 1, 2011 the Bank was a qualified thrift lender and as such the Bank was not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserves for the Bank amounted to approximately $6.2 million with an income tax effect of approximately $2.4 million at September 30, 2012. This bad debt reserve would become taxable if certain conditions are not met by the Bank.

Note 18 - Related Party Transactions

Director Michael J. Klein is a member holding a 20% ownership interest in Colgate Investments, LLC, a limited liability company that owns real property that the Bank leases for a branch office. The Bank paid $76,000, and $74,000 in rent to Colgate Investments, LLC during the years ended September 30, 2012, and 2011 respectively, and expects to pay $76,000 during the year ended September 30, 2013. We believe that there are no preferential terms granted in this transaction and that the terms are similar to other third-party transactions. The remaining 80% of Colgate Investments, LLC is owned by other members of Mr. Klein's family.

Note 19 - Fair Value Measurements

The Company applies guidance issued by FASB regarding fair value measurements which provided a framework for measuring and disclosing fair value under generally accepted accounting principles. This guidance applies only to fair value measurements required or permitted under current accounting pronouncements, but does not require any new fair value measurements. Fair value is defined as the price to sell an asset or to transfer a liability in an orderly transaction between willing market participants as of the measurement date. The statement also expands disclosures about financial instruments that are measured at fair value and eliminates the use of large position discounts for financial instruments quoted in active markets. The disclosure's emphasis is on the inputs used to measure fair value and the effect on the measurement on earnings for the period. The adoption of this guidance did not have any effect on the Company's financial position or results of operations.

Note 19 - Fair Value Measurements -continued

GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based on the inputs used to value the particular asset or liability at the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted process of identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Each financial instrument's level assignment with the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement for the particular category. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities on a quarterly basis.

There were no transfers between levels during the year ended September 30, 2012. The Company's policy is to recognize transfers in and transfers out at the actual date of the event or change in the circumstances that caused the transfer. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of each instrument under the valuation hierarchy.

Fair values of investment securities are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are generally classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments measured at fair value by class on the recurring basis as of September 30, 2012 and September 30, 2011 on the Consolidated Statement of Financial Condition utilizing the hierarchy previously discussed.

(Dollars in thousands)	Total	At September 30, 2012 Level 1	Level 2	Level 3	Total changes In fair values Included in Period Earnings
Loans held for sale	$ 806	$--	$ 806	$ --	$--
Equity Investments	100	--	--	100	--
Corporate Bonds available for sale	4,528	--	4,528	--	--
GNMA certificates available for sale	3,417	--	3,417	--	--
FNMA certificates available for sale	12,530	--	12,530	--	--
FHLMC certificates available for sale	5,853	--	5,853	--	--
Private label collateralized mortgage obligations available for sale	9,034	--	9,034	--	370 (1)
Collateralized mortgage obligations available for sale	182,729	--	182,729	--	--
	$218,997	$--	$218,997	$100	$370 (1)

(1) Represents other-than-temporary impairment charges taken during the year ended September 30, 2012.

Note 19 - Fair Value Measurements – continued

The table below summarizes the changes in the recorded amount of assets classified as Level 3 in the fair value hierarchy at September 30, 2012.

Beginning Balance	$	100,000
Equity investment purchases		0
Ending Balance	$	100,000

(Dollars in thousands)	Total	At September 30, 2011 Level 1	Level 2	Level 3	**Total changes In fair values Included in Period Earnings**
Equity Investments	$ 100	$--	$--	$100	$ $ --
FNMA Bonds available for sale	2,001	--	2,001	--	--
Corporate Bonds available for sale	4,818	--	4,818	--	--
GNMA certificates available for sale	3,547	--	3,547	--	--
FNMA certificates available for sale	16,578	--	16,578	--	--
FHLMC certificates available for sale	9,131	--	9,131	--	--
Private label collateralized mortgage obligations available for sale	11,051	--	11,051	--	300 (1)
Collateralized mortgage obligations available for sale	110,572	--	110,572	--	--
	$157,798	$--	$157,698	$100	$ $300 (1)

(1) Represents other-than-temporary impairment charges taken during the fiscal year ended September 30, 2011.

Nonrecurring fair value changes

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis, but are subject to fair value in certain circumstances, such as when there is evidence of impairment that may require write-downs. The write-downs for the Company's more significant assets or liabilities measured on a non-recurring basis are based on the lower of amortized cost or estimated fair value.

Impaired Loans

The Company considers loans to be impaired when it becomes probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All non-accrual loans are considered impaired. The measurement of impaired loans is based on the present value of the expected cash flows discounted at the historical effective interest rate, the market price of the loan, or the fair value of the underlying collateral asset.

Premises and Equipment held for sale

The Company considers premises and equipment held for sale to be impaired when it becomes probable that the Company will be unable to sell the property and equipment for the remaining book value.

Note 19 - Fair Value Measurements –continued

Foreclosed Real Estate

Once a loan is determined to be uncollectible, the underlying collateral is repossessed and reclassified to Foreclosed Real Estate. These assets are carried at lower of cost or fair value of the collateral, less costs to sell. There was $1.7 million in Foreclosed Real Estate at September 30, 2012.

Impaired loans and Foreclosed Real Estate are classified as Level 3 within the valuation hierarchy.

	At September 30, 2012			
(Dollars in thousands)	**Total**	**Level 1**	**Level 2**	**Level 3**
Impaired Residential Loans	$ 1,163	$--	$--	$ 1,163
Impaired Residential Non-Owner Occupied	6,295	--	--	6,295
Impaired Commercial and Lease Loans	5,449	--	--	5,449
Impaired Construction Loans	7,196	--	--	7,196
Impaired Home Equity Loans	210	--	--	210
Premises and equipment held for sale	208	--	--	208
Foreclosed Real Estate	1,674	--	--	1,674
Total	$22,195	$--	$--	$22,195

	At September 30, 2011			
(Dollars in thousands)	**Total**	**Level 1**	**Level 2**	**Level 3**
Impaired Residential Loans	$968	$--	$--	$ 968
Impaired Residential Non-Owner Occupied	6,101	--	--	6,101
Impaired Commercial and Lease Loans	5,273	--	--	5,273
Impaired Construction Loans	4,083	--	--	4,083
Impaired Home Equity Loans	80	--	--	80
Foreclosed Real Estate	2,999	--	--	2,999
Total	$19,504	$--	$--	$19,504

Note 20 - Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds sold, interest-bearing deposits in other banks and interest bearing time deposits. Fair value is based upon market prices quoted by dealers for investment securities and mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. The fair value of the Bank owned life insurance is the cash surrender value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities. Junior Subordinated Debt is considered to be at fair value. The fair value of Federal Home Loan Bank advances is estimated using rates currently offered on advances of similar remaining maturities. The fair value of the trade date securities are the estimated market value as of September 30, 2012 rather than the contract purchase price. The carrying amounts of accrued interest receivable, accrued interest payable, and mortgage servicing rights approximate fair value. Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of one year or less. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

Note 20 - Disclosures About Fair Value of Financial Instruments

The carry amounts and estimated fair values of the Company's financial instruments at September 30, 2012 are as follows:

			September 30, 2012		
			Fair Value Measurement		
(Dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets					
Cash	$ 8,389	$ 8,389	$ 8,389	$ --	$ --
Interest-bearing deposits in other banks	11,501	11,501	11,501	--	--
Federal Funds sold	31,034	31,034	31,034	--	--
Investment securities available for sale	4,628	4,628	--	4,528	100
Loans available for sale	806	806	--	806	--
Loan Receivable					
Mortgage Loans	332,665	358,297	--	--	358,297
Share Loans	290	290	--	--	290
Consumer Loans	1,855	1,816	--	--	1,816
Mortgage-backed securities-Available for Sale	213,563	213,563	--	213,563	--
Federal Home Loan Bank of Atlanta Stock	959	959	959	--	--
Federal Reserve Bank Stock	1,381	1,381	1,381	--	--
Bank owned life insurance	16,869	16,869	16,869	--	--
Accrued interest receivable	2,024	2,024	--	2,024	
Mortgage servicing rights	53	53	--	--	53
Financial Liabilities					
Deposits	$566,356	$567,848	--	$567,848	--
Junior Subordinated Debt	17,011	17,011	--	17,011	--
Accrued interest payable	63	63	--	63	--

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 - Disclosures About Fair Value of Financial Instruments - continued

The carry amounts and estimated fair values of the Company's financial instruments at September 30, 2011 are as follows:

			September 30, 2011 Fair Value Measurement		
(Dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets					
Cash	$ 8,139	$ 8,139	$ 8,139	$ --	$ --
Interest-bearing deposits in other banks	12,839	12,839	12,839	--	--
Federal Funds sold	39,130	39,130	39,130	--	--
Investment securities available for sale	6,919	6,919	--	6,919	--
Loans available for sale	--	-	--	--	--
Loan Receivable					
Mortgage Loans	361,826	381,140	--	--	381,140
Share Loans	337	337	--	--	337
Consumer Loans	2,680	2,588	--	--	2,588
Mortgage-backed securities-Available for Sale	150,879	150,879	--	150,879	--
Federal Home Loan Bank of Atlanta Stock	1,124	1,124	1,124	--	--
Federal Reserve Bank Stock	--	--	--	--	--
Bank owned life insurance	16,228	16,228	16,228	--	--
Accrued interest receivable	2,129	2,129	--	2,129	
Mortgage servicing rights	110	110	--	--	110
Financial Liabilities					
Deposits	$550,014	$552,597	--	$552,597	--
Junior Subordinated Debt	17,011	17,011	--	17,011	--
Accrued interest payable	86	86	--	86	--

Note 21 - Condensed Financial Information (Parent Company Only)

Information as to the financial condition of BCSB Bancorp, Inc. as of September 30, 2012 and 2011 and the results of operations and cash flows for the years ended September 30, 2012 and 2011 are summarized below.

Statements of Financial Condition	September 30,	
	2012	2011
	(in thousands)	
Assets		
Cash	$ 2,341	$ 564
Interest bearing deposits in other banks	219	237
Employee stock ownership plan loan	968	1,032
Accrued interest receivable	38	41
Investment in subsidiaries	67,622	63,599
Prepaid and deferred income taxes	1,530	3,684
Other assets	11	17
Total assets	$72,729	$69,174
Liabilities and Stockholders' Equity		
Liabilities:		
Junior subordinated debentures	17,011	17,011
Other liabilities	312	204
Total Liabilities	17,323	17,215
Total stockholders' equity	55,406	51,959
Total liabilities and stockholders' equity	$72,729	$69,174

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21- Condensed Financial Information (Parent Company Only) – continued

	Years Ended September 30,	
	2012	2011
	(in thousands)	
Statements of Operations		
Interest and Fes on loans	$ 52	$ 55
Other interest income	26	46
Total interest income	78	101
Interest expense on borrowings	644	609
Net interest (expense)	(566)	(508)
Non-interest expense		
Professional fees	85	212
Other expenses	171	139
Total non-interest expense	256	351
Loss before tax benefit	(822)	(859)
Income tax benefit	(283)	(292)
Loss before equity in net income of subsidiary	(539)	(567)
Equity in net income of subsidiary	2,339	683
Net income	$ 1,800	$ 116

	Years Ended September 30,	
	2012	2011
	(in thousands)	
Statements of Cash Flows		
Net income	$ 1,800	$ 116
Adjustments to reconcile net income to net cash provided (used) by Operating Activities		
Equity in net income of subsidiary	(2,339)	(683)
(Increase) decrease in accrued interest receivable	--	(2)
Decrease (increase) in prepaid and deferred income taxes	2,154	(55)
Decrease in receivable from subsidiary	64	63
Decrease (increase) in other assets	9	(8)
Increase (decrease) in other liabilities	111	(21)
Net cash provided (used) by operating activities	$1,799	$(590)

Note 21 - Condensed Financial Information (Parent Company Only) – continued

	Years Ended September 30, 2012	2011
	(in thousands)	
Cash Flows from Financing Activities		
Dividends from subsidiary	--	6,242
Stock purchase	(40)	
Redemption of preferred stock	--	(10,800)
Dividends on preferred stock	--	(241)
Net cash used by financing activities	(40)	(4,799)
Increase (decrease) in cash and cash equivalents	1,759	(5,389)
Cash and cash equivalents at beginning of period	801	6,190
Cash and cash equivalents at end of period	$ 2,560	$ 801

Note 22- Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended September 30, 2012 is as follows:

Operating Summary:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Interest Income	$6,701	$6,514	$6,392	$6,464
Interest Expense	1,931	1,753	1,667	1,626
Net Interest Income	4,770	4,761	4,725	4,838
Provision for Loan Losses	300	300	300	300
Net Interest Income after provision for loan losses	4,470	4,461	4,425	4,538
Other Income	544	1,071	349	486
Other Expenses	4,315	4,663	4,192	4,454
Income before income tax expense	699	869	582	570
Income tax expense	237	295	214	174
Net income available to common shareholders	$ 462	$ 574	$ 368	$ 396
Per share date:				
Basic earnings per share	$0.15	$0.19	$0.11	$0.13
Diluted earnings per share	$0.15	$0.18	$0.11	$0.12

BCSB BANCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22- Quarterly Financial Data (Unaudited) - continued

Summarized unaudited quarterly financial data for the year ended September 30, 2011 is as follows:

Operating Summary:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Interest Income	$6,805	$6,665	$6,857	$6,608
Interest Expense	2,346	2,104	2,063	2,037
Net Interest Income	4,459	4,561	4,794	4,571
Provision for Loan Losses	800	--	--	1,300
Net Interest Income after provision for loan losses	3,659	4,561	4,794	3,271
Other Income	784	542	394	282
Other Expenses	4,455	4,869	4,677	4,335
(Loss) income before income tax (benefit) expense	(12)	234	511	(782)
Income tax (benefit) expense	(57)	46	167	(321)
Net Income (loss)	$ 45	$188	$ 344	$(461)
Preferred stock dividends and discount accretion	(156)	(417)	--	--
Net (loss) income available to common shareholders	$ (111)	$(229)	$ 344	$(461)
Per share date:				
Basic (loss) earnings per share	$ (0.04)	$(0.08)	$ 0.11	$(0.14)
Diluted (loss) earnings per share	$ (0.04)	$(0.08)	$ 0.11	$(0.14)

[THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCSB BANCORP, INC.

December 28, 2012

By: /s/ Joseph J. Bouffard
Joseph J. Bouffard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Joseph J. Bouffard
Joseph J. Bouffard
President, Chief Executive Officer and Director
(Principal Executive Officer)
December 28, 2012

/s/ Anthony R. Cole
Anthony R. Cole
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
December 28, 2012

/s/ Henry V. Kahl
Henry V. Kahl
Chairman of the Board
December 28, 2012

/s/ H. Adrian Cox
H. Adrian Cox
Vice Chairman of the Board
December 28, 2012

/s/ William J. Kappauf, Jr.
William J. Kappauf, Jr.
Director
December 28, 2012

/s/ William M. Loughran
William M. Loughran
Director
December 28, 2012

/s/ John J. Panzer, Jr.
John J. Panzer, Jr.
Director
December 28, 2012

/s/ Michael J. Klein
Michael J. Klein
Director
December 28, 2012

/s/ Ernest A. Moretti
Ernest A. Moretti
Director
December 28, 2012

/s/ Richard J. Lashley
Richard J. Lashley
Director
December 28, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS

Henry V. Kahl
Chairman of the Board
Former Assessor Supervisor with the State of Maryland Department of Assessments & Taxation

Joseph J. Bouffard
President and Chief Executive Officer of the Company and the Bank

John J. Panzer, Jr.
President of Panzer Custom Home Builders

H. Adrian Cox
Vice Chairman of the Board
Insurance Agent for Rohe and Rohe Associates, Baltimore, Maryland

William M. Loughran
Former Executive Vice President and Chief Lending Officer of the Company and the Bank

William J. Kappauf, Jr.
Former Director of Cash Management for Baltimore Gas & Electric Co., Baltimore, Maryland

Ernest A. Moretti
Retired Bank President and CEO, Baltimore, Maryland

Michael J. Klein
Vice President of Klein's ShopRite of Maryland

Richard J. Lashley
Co-Owner and Co-Founder of PL Capital, LLC

EXECUTIVE OFFICERS

Joseph J. Bouffard
President and Chief Executive Officer

Anthony R. Cole
Executive Vice President and Chief Financial Officer

David M. Meadows
Executive Vice President, Chief Operating Officer, General Counsel and Secretary

Bonnie M. Klein
Senior Vice President, Treasurer and Controller

Daniel R. Wernecke
Executive Vice President and Chief Lending Officer

OFFICE LOCATIONS

4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

4208 Ebenezer Road
Perry Hall, Maryland 21128

563 Bel Air Plaza
Bel Air, Maryland 21014

7546 Holabird Avenue
Dundalk, Maryland 21222

2165 York Road
Timonium, Maryland 21093

6335 Baltimore National Pike
Catonsville, Maryland 21228

515 Eastern Avenue
Baltimore, Maryland 21221

5340 Campbell Boulevard
Baltimore, Maryland 21236

2128 N. Fountain Green Road
Bel Air, Maryland 21015

2105 Rock Spring Road
Forest Hill, Maryland 21050

402 Constant Friendship Boulevard
Abingdon, Maryland 21009

9613 Harford Road
Baltimore, Maryland 21234

1505 York Road
Lutherville, Maryland 21093

5000 Honeygo Center Drive
Perry Hall, Maryland 21128

109 Sparks Valley Road
Sparks, Maryland 21152

9416 Baltimore National Pike
Ellicott City, Maryland 21042

9231 Lakeside Boulevard
Owings Mills, Maryland 21117

CORPORATE INFORMATION

Independent Registered Public Accounting Firm
Stegman & Company
Suite 100
405 East Joppa Road
Baltimore, Maryland 21286

General Counsel
Moore, Carney, Ryan &
Lattanzi, LLC
4111 E. Joppa Road, Suite 201
Baltimore, Maryland 21236

Transfer Agent and Registrar
American Stock and Transfer Co.
6201 15th Avenue
Brooklyn, New York 11212

Special Counsel
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

Annual Meeting
The 2013 Annual Meeting of Shareholders will be held on February 13, 2013 at 4:30 p.m. at the Bank's Perry Hall office located at 4208 Ebenezer Road, Baltimore, Maryland

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders as of the record date for the 2013 Annual Meeting upon written request to David M. Meadows, Secretary, BCSB Bancorp, Inc., 4111 E. Joppa Road, Suite 300, Baltimore, Maryland 21236.


BCSB
BCSB BANCORP, INC.

4111 E. Joppa Road • Baltimore, MD 21236 • (410) 256-5000 • www.baltcosavings.com